3

Follow-Up Materials

06012511

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BOC Hong Kong (Holdings) Ltd

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**FORMER NAME APR 17 2006

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 34675 FISCAL YEAR 12-31-05

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DAT : 4/14/06

File No. 82-34675

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED



Annual Report 2005

Moving Forward *with a* Strategy *for* Broader Frontiers



Stock code: 2388

BOC Hong Kong (Holdings) Limited ("the Company.") was incorporated in Hong Kong on 12 September 2001 to hold the entire equity interest in Bank of China (Hong Kong) Limited ("BOCHK"), its principal operating subsidiary. Bank of China Limited holds a substantial part of its interests in the shares of the Company through BOC Hong Kong (BVI) Limited, an indirect wholly owned subsidiary of Bank of China Limited.

BOCHK is a leading commercial banking group in Hong Kong. With over 280 branches and about 450 ATMs and other delivery channels in Hong Kong, it offers a comprehensive range of financial products and services to retail and corporate customers. BOCHK is one of the three banknote issuing banks in Hong Kong and serves as a Chairman Bank of the Hong Kong Association of Banks on a rotational basis. In addition, BOCHK has 14 branches and sub-branches in the Mainland of China to provide cross-border banking services to customers in Hong Kong and the Mainland. BOCHK was appointed by the People's Bank of China as the only Renminbi (RMB) Clearing Bank in Hong Kong on 24 December 2003 and launched RMB clearing services on 25 February 2004.

The Company began trading on the main board of the Stock Exchange of Hong Kong on 25 July 2002, with stock code "2388", ADR OTC Symbol: "BHKLY".

Cover:
In 2005, we succeeded in delivering the highest profit attributable to shareholders and recorded the third consecutive year of double-digit growth since our IPO in 2002.

Looking ahead, our strategic plan for 2006-2011 will steer the Company towards realising the objective of becoming a top-quality financial services group with a powerful base in Hong Kong, a solid presence in the Mainland of China and a strategic foothold in the region. This provides the theme for our annual report "Moving forward with a strategy for broader frontiers".

Symbolising our aspirations for growth is the Bank of China Tower, our headquarters and a landmark in Hong Kong. The picture was selected from the 1,400 entries of the "Splendour of Night — Bank of China Tower Exterior Lighting Photo Competition", which brought to life the unique design of the building and its lighting.

CONTENTS


BANK OF CHINA

OUR Shareholders
OUR Customers
OUR Staff


尊貴
VIP







OUR VISION

To be customer's premier bank

OUR MISSION

Build
customer satisfaction and provide quality and professional service

Offer
rewarding career opportunities and cultivate staff commitment

Create
values and deliver superior returns to shareholders

OUR CORE VALUES

Social Responsibility
We care for and contribute to our communities

Performance
We measure results and reward achievement

Integrity
We uphold trustworthiness and business ethics

Respect
We cherish every individual

Innovation
We encourage creativity

Teamwork
We work together to succeed

Combining the initials of mission and core values, we have

BOC SPIRIT

Chairman's Statement

I am pleased to report that 2005 was a year of strong financial performance for the Group. In the twelve months ended 31 December 2005, the Group generated a total profit attributable to shareholders of HK$13,494 million, up 12.8% from 2004. Earnings per share were HK$1.28, up 12.8%. The Group's operating income rose by 12.9% to HK$17,896 million whereas operating profit increased by 17.5% to HK$12,166 million.

The Board is recommending a final dividend of HK$0.480 per share at the Annual General Meeting on 26 May 2006. After taking into account the interim dividend of HK$0.328 per share, the total dividend for the full year 2005 will be HK$0.808 per share. (Total dividend for 2004: HK$0.715 per share). This means that the Group's dividend payout ratio for 2005 will be 63.31% of profit attributable to shareholders, which is made possible by our good business results and healthy financial position.



Spurred mainly by the growth of exports of merchandise and services, private consumption as well as tourist spending, the Hong Kong economy continued to flourish last year. The improvement of the local employment situation and the rise in labour income contributed significantly to the rise in domestic consumption. At the same time, the business sector's general anticipation of sustainable growth supported the rise in investment. All in all, there was considerable growth in the demand for credit and banking services. During the year, the upward movement of HKD interest rates was basically in line with USD interest rates, and the differential was narrowed following the refinement of the operation of the linked exchange rate mechanism since May 2005. While higher interest rates had a cool-off effect on the local residential property market, large banks with a strong deposit base were able to grow their interest income as a result of higher credit demand. The benign credit environment also helped banks to maintain good asset quality.

On corporate development, I take pride to report that under the Board's guidance, the Group's enhanced and effectual management structure that came in place last year has been exerting the power and leadership we need to drive our business development strategy, leading to higher growth in income and profit. We have also lived up to our pledge to maintain high standards of corporate governance, internal control and risk management.

The corporate culture as approved by the Board last year has begun to take root throughout the Group, giving rise to the stronger commitment and motivation of our workforce to deliver the best value to our shareholders and customers. We firmly believe that with the strong backup of our employees, we can move forward in strides with a strategy that is geared towards pursuing business growth and service excellence.

Our achievements in the past year speak for our success in delivering the promise of creating values and superior returns to shareholders. In short, we continued to excel in our strong areas. Our retail banking businesses registered outstanding growth in income and profit, driven primarily by the rise in net interest income and fee income. We also maintained our leadership in residential mortgage lending. On the corporate front, we remained the leader in arranging syndicated loans and expanded our market share in trade-related services and SME lending respectively. Despite the rise in interest rates, our treasury was able to continue with investment portfolio diversification as well as product innovation and customisation, giving rise to higher yield and a broader customer base. Our branches in the Mainland continued to perform well, contributing to both the Group's top-line and bottom-line growth.

Looking ahead, we believe that although the local economy in general would probably be impacted to various degrees by rising interest rates, oil price fluctuation and inflation, its growth momentum is likely to remain steady. Investment, employment and domestic spending are expected to sustain their respective growth trend. The outlook of the Chinese economy, on the other hand, still remains sanguine notwithstanding mounting pressure to raise interest rates and re-value its currency. We are therefore optimistic that the demand for credit and banking services in these two major markets will keep rising in the coming year, which is favorable to the Group's growth and expansion.

To ensure that the Group's investment value is fully and properly reflected in its business strategy and to safeguard the best interests of all the shareholders, the Board established the Strategy Development Group last year with Mdm. Linda Tsao Yang, Independent Non-Executive Director, as the convener and has mapped out the Group's strategic plan for 2006-2011 with the participation of the Management and representatives from BOC. The strategic plan gives a clear direction for the Group in moving forward in the next five years. I would like to take this opportunity to thank Mdm. Yang and all the members of the Strategy Development Group for their devotion in the past several months and the excellent job they have done.

The strategic plan for 2006-2011 will steer the Group towards realising the vision of becoming a top-quality financial services group with a powerful base in Hong Kong, a solid presence in China and a strategic foothold in the region. Under this strategic plan, the Group's strategic focus in the next five years will be on the strengthening of our leading position in Hong Kong, the development of new capabilities in product manufacturing and distribution, the building of a stronger presence in China, and the exploration of regional expansion opportunities.

The strengthening of our existing leading position in Hong Kong will drive our organic growth in both traditional and newly developed businesses. The building of new capabilities will establish for us a strong manufacturing-cum-distribution business model, with a view to developing BOCHK into a product manufacturer for the BOC group. Given China's enormous growth potential, we will be taking a more proactive approach in expanding our presence in key business hubs in the Pearl River Delta, Yangzi River Delta and major coastal cities. To fortify our position in Hong Kong and China, we believe it is important to have a foothold in the region as well and will therefore be on the lookout for appropriate acquisition or joint-venture opportunities so that we can support customers' banking needs in the region.

As the first step, we will discuss with BOC with a view to acquiring a majority stake in BOC Group Life Assurance Company Limited. Further announcement will be made as soon as the definitive terms have been finalised.

I am confident that, given our core competencies and competitive advantages, the successful implementation of our strategic plan will enable us to achieve sustainable and healthy growth in income and profit with a broader range of top-quality banking and financial services. It will also deepen our presence in the fast-growing Mainland market and give us the foothold we need in the region. Above all, it will ensure that we can continue to deliver higher value to shareholders and customers in and outside Hong Kong as well as enhance our franchise value to the BOC group as a whole.

On behalf of the Board, I would like to extend our gratitude to Mr. Anthony Francis Neoh, who resigned as Senior Adviser to the Board with effect from 1 January 2006. Mr. Neoh has made immense contribution to the Group during his tenure of office and we are fortunate that BOC will continue to benefit from his expertise in his current capacity as an Independent Non-executive Director. I would also like to welcome Mr. Tung Wai-hok Savio and Mr. Koh Beng Seng, who joined as Independent Non-executive Directors of the Board with effect from 1 December 2005 and 23 March 2006 respectively. We are certain that with their rich credentials in finance, Mr. Tung and Mr. Koh will bring valuable new thinking to the Group.

In closing, I wish to thank the Board of Directors and the former Senior Adviser again for their wise counsel. I also wish to thank our shareholders and customers for their trust and support. Last but not the least, I must thank our employees. It is their passion and commitment together with the professionalism they bring to their jobs that keep us on course to be the customer's premier bank.

XIAO Gang
Chairman

Hong Kong, 23 March 2006

Chief Executive's Report



We are encouraged to witness that the growth momentum of the Hong Kong economy extended into 2005, marking two consecutive years of growth for the first time since 1997. After registering an increase of 8.6% in 2004, Hong Kong's GDP grew by 7.3% in 2005, supported by growth in all major sectors of the economy. Riding on this general economic upturn, we continued to drive business growth by leveraging our core strengths, capturing new business opportunities and overcoming key challenges like keen market competition, a consolidating property market, and higher interest rates.

During the year, with an enhanced management team and operational structure, we succeeded in further strengthening our business strategy. We refined our business model and forged ahead to foster a new corporate culture. All the while, we remained focused on our efforts to improve the Group's corporate governance and risk management. With sound corporate fundamentals, Management was able to channel more of its attention to business growth and development. As a result, good progress was made on all fronts and we delivered substantially better results than in 2004. At the same time, we saw significant improvement in our asset quality and maintained our cost efficiency at a high level. Internally, we further enhanced our human resources management and technological capabilities, leading to higher operational efficiency and productivity.

In 2005, we consistently created higher value for shareholders and achieved the goal of growing our operating income and profit. We succeeded in expanding our income portfolio and raising our net interest margin. Our Mainland business also delivered good results in terms of both income and profit. Meanwhile we continued to excel and maintain our market leadership in areas where we had an advantage.

Performance Highlights

For the year ended 31 December 2005, the Group's profit attributable to shareholders was HK$13,494 million, up 12.8% as compared to 2004, which represents the third consecutive year of double-digit growth since our IPO in 2002 and also a record high for us in absolute terms. Earnings per share for 2005 were HK$1.2763, up 12.8%. Return on average total assets increased to 1.66% whereas return on average shareholders' funds stood at 18.24%. More importantly, the Group's operating profit before impairment on advances was HK$12,166 million, up 17.52% year-on-year, which was a significant improvement for the Group relative to its past performance.

We are proud to have realised the goal of driving organic growth with greater force. Operating income increased by 12.86% to HK$17,896 million, which was attributable mainly to the growth of net interest income and non-interest income as the economic boom boosted the demand for credit and banking services.

Capitalising on the economic upturn, we grew our net interest income by 15% to HK$12,874 million, thus putting us among the best performing banks in Hong Kong. Higher net interest income was the result of the growth of average interest-earning assets and widening net interest margin. Average interest-earning assets grew by 4.3% to HK$752,257 million. Net interest margin rose to 1.71%, up 16 basis points from 1.55% in 2004.

At the same time, our non-interest income increased by 7.7% to HK$5,022 million. Total net fees and commission income experienced a drop of 5.2% on account of the impact of adopting Hong Kong's new accounting standards that came into effect in January 2005. If not for this, the said income would have decreased only very marginally by 0.7%. In fact, our net fees and commission income was up HK$59 million or 3.9% in the second half of 2005 with increases in stock-broking, payment services, loans and bills commissions.

Total net trading income increased substantially by 49.1% to HK$1,674 million after the adoption of the new accounting standards. This growth was led primarily by the rise in contribution from foreign exchange and foreign exchange-related products, which increased by 37.6% to HK$1,464 million.

Internally, we continued to exercise prudent cost management and maintained a low cost-to-income ratio during the year, notwithstanding the necessity to invest in technology and the human resources reform programmes introduced during the year. We have been refining our IT Strategy to make it more in line with the Group's new Strategic Plan. A number of new approaches have been introduced to better manage our IT resources. At the same time, we have continued to improve our remuneration system to ensure that our compensation levels are brought up to market standards. As a result of these initiatives, the Group's operating expenses increased by 4.1%. Cost-to-income ratio, however, remained at the industry-low level of 32.0% as compared to 34.7% a year ago, mainly due to the strong growth in operating income.

We consider it one of our key achievements that the Group's operating profit after impairment on advances was up a substantial 23.63% to HK$14,811 million after taking into account certain write-backs of loan impairment allowances. This was the result of our strong collection efforts on loans previously written off as well as releases on collective assessed allowance. Recoveries of loans previously written off totalled HK$1,639 million, up 20.9% from 2004.

To ensure the Group's healthy growth and development in the long term, we have been relentless in pursuing better asset quality. The Group's asset quality improved substantially during the year, as reflected in its low impaired loan ratio of 1.28%, as compared to 2.95% at end-2004. The reason for our success in this regard is that given the improved economic environment, stable property market and our effective collection and recovery efforts, the Group's impaired loans decreased substantially by HK$4,983 million, or 53.9%. In fact the Group's impaired loan ratio has been dropping from a very high 11.48% in 2001 to the current 1.28%, which clearly demonstrates our success in delivering our IPO promise of bringing this ratio to market level ahead of schedule.

The Group's consolidated capital adequacy ratio was 15.37% as at the end of 2005, down 0.77 percentage point, due to a 9.1% increase in total risk-weighted assets. Average liquidity ratio rose to 42.02% from 36.03%.

Review of Business Performance

In 2005, we forged ahead with business development initiatives in accordance with our long-term strategic plan and succeeded in achieving healthy growth in all our major business segments.

The growth in loans was one of the key factors accounting for the Group's solid overall business performance.

During the year, we continued to drive the growth of our lending business across all segments in both Hong Kong and the Mainland. The Group's total advances to customers grew by 6.6%.


BANK OF CHINA

BOCHK pioneered the launch of VISA BOC Olympic Games Card in the Hong Kong and Macau Regions. Officiating at the launch ceremony were Mr He Guangbei, Vice Chairman and Chief Executive of BOCHK (4th from left); Mr Chris Clark, Senior Vice President and General Manager, Greater China Region: Taiwan, Hong Kong/Macau and Philippines, VISA International (3rd from right); The Hon Timothy Fok, GBS, JP, Chairman of Sports Federation and Olympic Committee of Hong Kong, China, and Vice President of the Equestrian Committee (Hong Kong) of the Beijing Organising Committee for the Games of the XXIX Olympiad (3rd from left); Mr Eddie Laam Wah Ying, President, Macau Olympic Committee (2nd from left); Mr Zhang Hongyi, General Manager, Bank of China Macau Branch (2nd from right); Mr Xu Chen, Head of Olympic Office, Bank of China (1st from left) and Mr Dickson So, General Manager, BOC Credit Card (International) Limited (1st from right).

Benefiting from the improved business climate, loans for use in Hong Kong increased by a total of 3.4%, of which loans to the industrial, commercial and financial sectors grew by 4.1%. Loans to individuals – mainly residential mortgages – were up 2.6%. Thanks to our business in the Mainland, loans for use outside Hong Kong showed a more robust increase of over 30%. Spurred by the growth of Hong Kong's merchandise exports, our trade finance business increased by a healthy 21.1% in dollar terms.

Maintaining a strong growth momentum, our retail banking business reported good results in all key areas during the year. An increase in operating income by 24.7% boosted operating profit before impairment on advances to HK$5,559 million, or 34.7% higher than the previous year. Profit after the provisions was HK$6,515 million, up 56.8%.

Wealth management remained one of the top priorities in our development strategy. Notwithstanding higher interest rates and intense competition, the Group's wealth management customer base and assets under management grew by 64% and 50% respectively. The growth was attributable to our effort in product innovation and sales as well as a more customer-focused approach in our wealth management services. Our insurance business saw significant growth as a result of the successful launching of innovative product offerings.

For residential mortgage lending, we registered an increase of 3.7% and remained the market leader through effective marketing and the introduction of more flexible mortgage products. We also adjusted our pricing strategy, particularly in the second half of the year, with a view to raising profitability.

Our credit card business continued to grow satisfactorily. Card advances, card issuance, cardholder spending and merchant acquiring increased by 9.7%, 6.9%, 17.4% and 17.3% respectively. We also extended the reach of our card issuing and merchant acquiring business to Singapore and Thailand respectively during the year. As regards RMB personal banking, we consistently registered strong growth, of 74% and 265% respectively, in deposits and credit card spending. The Group started offering "RMB Merchant Link" banking services to corporate customers since December 2005 with new services tailored to corporate needs.

Our corporate banking business registered steady growth during the year. Operating profit before impairment on advances was HK$3,781 million, up 4.1%, whereas profit after impairment on advances was HK$5,470 million, up 4.5%.

With our expertise and experience in arranging syndicated loans, we were able to maintain our market leadership in Hong Kong and Macau. The Group was ranked number one in the top-tier arranger list.

As mentioned above, trade financing and bills volume recorded solid growth against the backdrop of flourishing export growth and as a result of our system upgrading. Another major product development was the integration of our cash management system with that of the BOC overseas branch system. This enables large corporate clients to access real-time information worldwide, thus making it vastly more convenient for them to centralise their cash management activities.

We introduced a new SME business model last year to better serve SME clients by expediting loan approval and enhancing credit risk management. As a result and through the successful launching of a series of products tailored to SME needs, we grew our SME loan portfolio by 9.1% in 2005. With these initiatives being embedded further in our operating system, we expect to see more positive results.

Our treasury business increased its operating income by 33.2% to HK$3,577 million. Operating profit before impairment on advances was HK$3,269 million, up 36.8%, whereas profit before taxation was HK$3,173 million, up 32.7%.

Having overcome the challenge of rising interest rates and flattening yield curves, treasury managed to achieve its goals in key areas. Specifically we succeeded in diversifying our investment portfolio to raise the return on residual funds. We also rolled out various sophisticated treasury products geared to customers' needs, thus deepening our market penetration and enriching clients' investment portfolio. By leveraging the Group's retail and corporate distribution channels, we grew the number of treasury clients by 46% by end-2005.

The growth momentum of our Mainland businesses remained robust in 2005. Total advances to customers increased significantly by 61.4% while operating profit before impairment on advances was more than doubled. To pave the way for greater expansion, we have been enhancing our sales capabilities and service offerings in the Mainland market. At the same time, our business collaboration with BOC continued to solidify with benefits accruing not only to the BOC group as a whole, but also to our mutual clients. In December 2005, we joined hands with BOC to launch the cross-border service for wealth management customers in the Asia Pacific region. This service enables the wealth management customers of both BOC and BOCHK to enjoy privileged and priority banking services whenever they are in Hong Kong, the Mainland and many other major cities in the region. This example illustrates clearly how cooperation between BOCHK and BOC can bring about mutual benefits to both parties.

Our People

People are our most valuable asset. That we have been able to grow our business on all fronts, consistently creating higher value for shareholders and customers, owes a great deal to our employees' dedication, innovation, self-motivation and relentless pursuit of excellence.




RMB
人民幣存款
人民幣兌換
人民幣匯款
人民幣銀行卡
人民幣支票

Mr Lam Yim Nam, Deputy Chief Executive (right), and Mr Lin Guangming, General Manager, Corporate Banking and Financial Institutions Department (left), officiated at the "Launch of Expanded RMB Services".

As a dynamic and forward looking financial services group, the Group considers the constant enhancement of its corporate culture and human resources management to be its long-term goals and responsibilities.

In 2005, we started a bank-wide staff communication and promotion programme for the purpose of strengthening the Group's corporate culture built on the Group's vision, mission and core values as formulated by the Board. The fruit of our effort so far in this respect is to a large degree demonstrated in the improvement of the Group's overall business performance in 2005.

We are also pleased to report that we have come a long way since the inception of the Group's bank-wide HR reform programme in 2004. Through the effective implementation of various reform measures, our remuneration levels and placement system are now more in line with the market.

The Group is also committed to ensuring a rewarding career and a better working environment for the staff. We are therefore determined to constantly review and adjust our remuneration to ensure that it is fair, competitive, performance-based and in line with market trends. More emphasis is being placed also in staff development with the aim of improving job satisfaction and enhancing career development. In April 2005, with the Board's endorsement, we raised the general pay level of our staff and gave special recognition to outstanding achievers. Towards the end of the year, we introduced a special salary adjustment to part of the staff in response to market situation.

Prospects and Implementation of Strategic Plan

The interplay of a number of key factors will shape the prospects of the banking sector in the coming years. At the macro level, we believe the global economy will continue to grow but perhaps at a more modest pace. The growth momentum of local banks looks sustainable in anticipation of the steady growth of the Mainland economy. However, demand for credit might soften in view of rising interest rates while trade finance would also be affected by the subdued growth of external trade. Private consumption, however, should remain upbeat because of the improvement in employment and rising household income. The property market is expected to experience a turnaround after a period of low supply and accumulated demand. On the other hand, banks should be mindful that the implementation of Basel II before the end of 2006 would render their capital adequacy ratio more susceptible to changes in the macroeconomic environment.

As a forward looking company, we are constantly reviewing and enhancing our business strategy and model to ensure our growth momentum in both the short and longer terms. From 2006 onwards, we will forge ahead with the Group's Strategic Plan 2006-2011 mapped out by the Board's Strategy Development Group in 2005. We will move forward with the objective to become a top-quality financial services group with its base firmly entrenched in Hong Kong. On this foundation we will solidify our presence in China and will look for opportunities to establish a strategic foothold in other Asian markets.

Our strategic focus will be on five key areas: (1) the strengthening of our leading position in Hong Kong; (2) the development of new capabilities in product manufacturing and distribution; (3) the building of a stronger presence in China; (4) the exploration of opportunities for regional expansion; and (5) the promotion of our corporate values and core competencies.

We will rely on organic growth to boost our existing business line but consider it equally important to build up our product manufacturing and distribution capabilities to support our growth in Hong Kong. Towards this end, we will consider opportunities to secure new expertise through acquisition of new talents or business operations that are complementary to our existing operation locally, in the Mainland and eventually in the region. We aim to achieve a broader service mix to include services like life insurance, asset management and securities operations. At the same time, we will also build up our treasury product manufacturing capabilities to broaden our corporate finance product range.

Internally, we will continue to promote our corporate culture and values across the Group so that they are properly integrated with our new strategy and business development plans. We will also further enhance our core competencies which are crucial for our transformation into a top-quality financial services group.

People development will be a crucial element in the successful implementation of our Strategic Plan. We will be significantly increasing our resources in staff recruitment and training, and will put in place development programmes that will facilitate career planning and broaden career advancement opportunities. As a service organisation, we will place more emphasis on improving our sales and service skills and will use automation extensively to improve work environment. Our goal will be to enrich the job satisfaction of our employees, which ultimately will enable us to attain our objective of becoming a top ranked financial services group.



Conclusion

In concluding, I am pleased that the corporate reforms, management restructuring and business development programme that we have been implementing progressively in the past two years have now given us a solid business foundation upon which our future strategy can be built on. We are now in an excellent position to become a leading financial services group in the region. With the continued guidance of the Board of Directors as well as the dedication and support of all our colleagues, I am certain that we can move on full steam to implement the Group's strategic plan for 2006-2011 successfully, grow our business on all fronts and create higher value for shareholders and customers.

HE Guangbei
Vice Chairman and
Chief Executive

Hong Kong, 23 March 2006

Build *customer satisfaction* and *provide quality* and *professional service*







Management's Discussion and Analysis

This section provides an analysis of the performance, financial position and risk management of the Group, as well as the overall impact of adopting the new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (hereafter collectively referred to as "new accounting standards"). The following analysis should be read in conjunction with the accounts and the notes included in this Annual Report.

Performance Measurement

The Group continued to deliver strong financial results in 2005, the third consecutive year of double-digit growth since IPO. The following table summarizes the overall performance achieved in 2005.

Financial Indicators	Performance	Result Highlights
ROE[1] and ROA[2]	• Profit attributable to shareholders increased by 12.8% to HK$13,494 million. • ROE decreased marginally from 18.58% in 2004 to 18.24% mainly due to increase in shareholders' funds on the adoption of the new accounting standards and revaluation of premises. • ROA rose from 1.56% in 2004 to 1.66% in 2005.	• ROE: 18.24% • ROA: 1.66%
Dividend payout ratio	The proposed final dividend plus interim dividend represent a total payout ratio of 63.31%, which is within the range set out in the Group's dividend policy.	• Dividend payout ratio: 63.31%
Interest margin and non-interest income[3]	• Net interest margin rose from 1.55% in 2004 to 1.71% in 2005, mainly due to the rise in contribution from net free fund and improvement in net interest spread. • Non-interest income increased by 7.7%, primarily driven by the adoption of the new accounting standards. Non-interest income to total operating income ratio decreased by 1.35 percentage points to 28.06% due to a higher increase in net interest income relative to non-interest income.	• Net interest margin: 1.71% • Non-interest income to total operating income ratio: 28.06%
Cost efficiency	Cost to income ratio was further lowered by 2.70 percentage points to 32.02% mainly due to a faster increase in operating income relative to operating expenses. Total income increased by 12.9% while operating expenses increased by 4.1%. The latter was kept low as a result of effective cost containment efforts.	• Cost to income ratio: 32.02%
Asset quality	Formation of new impaired loans[4] remained at a low level of 0.5% of total loans. Impaired loan ratio fell significantly by 1.67 percentage points from 2.95% in 2004 to 1.28% in 2005.	• Impaired loan ratio: 1.28%
Capital strength and liquidity	Capital adequacy ratio and liquidity ratio remained strong.	• Capital adequacy ratio: 15.37% • Liquidity ratio: 42.02%

(1) ROE represents return on average capital and reserves attributable to the equity holders of the Company.
(2) ROA represents return on average total assets and is defined in "Financial Highlights".
(3) Non-interest income represents other operating income.
(4) Impaired loans are advances to customers which have been classified as "substandard", "doubtful" and "loss" under the Group's classification of loan quality.

Business Environment


Real GDP
YoY% change
14
12
10
8
6
4
2
2004Q1
2004Q2
2004Q3
2004Q4
2005Q1
2005Q2
2005Q3
2005Q4
Source: Bloomberg
Year/Quarter


Unemployment
%
7.0
6.5
6.0
5.5
5.0
2005/01
2005/02
2005/03
2005/04
2005/05
2005/06
2005/07
2005/08
2005/09
2005/10
2005/11
2005/12
Source: Bloomberg
Year/Month


Federal Funds Target Rate
%
4.5
4.0
3.5
3.0
2.5
2.0
2005/01
2005/02
2005/03
2005/04
2005/05
2005/06
2005/07
2005/08
2005/09
2005/10
2005/11
2005/12
Source: Bloomberg
Year/Month


HIBOR
%
1- month HIBOR
3- month HIBOR
5.0
4.0
3.0
2.0
1.0
0
2005/01
2005/02
2005/03
2005/04
2005/05
2005/06
2005/07
2005/08
2005/09
2005/10
2005/11
2005/12
Source: Bloomberg
Year/Month

The Hong Kong economy continued to experience broad-based growth in 2005, underpinned by a stable global economy and in the healthy growth of the Mainland economy. For 2005, Hong Kong's GDP recorded a growth of 7.3% in real terms, driven primarily by the upsurge in merchandise exports and domestic consumption. The unemployment rate dropped to about 5% towards the end of the year while labour income steadily increased.

During the year, the US Federal Funds Target Rate was raised by an aggregate of 200 basis points to 4.25%. In line with the US rate hike, average 1-month and 3-month HIBOR soared to 2.94% and 3.09% respectively, compared to 0.30% and 0.46% in 2004. The yield curve flattened, as evidenced by the narrowing of the interest spread between 2-year Exchange Fund notes and its 10-year counterparts, from 254 basis points at end-2004 to 19 basis points at end-2005.

The interest rate differential between USD and HKD narrowed sharply after the adoption by the HKSAR government of the refinement measures on the linked exchange rate mechanism in May 2005. By year-end, most banks in Hong Kong had increased their prime lending rates by a total of 250 basis points, outstripping the 125-basis-point increase in the US Federal Funds Target Rate for the same period.

The local property market, under the pressure of higher interest rate, began to consolidate both in terms of transaction volume and price in the second half of 2005. However, the ratio of negative equity residential mortgage loans, which increased slightly in the second half, was still lower than the year before. The local banking sector was able to capitalise on the better economic environment, and credit quality improved as collateral values had been rising with real estate prices.

Consolidated Financial Review

The Group's 2005 financial statements have been prepared in accordance with the new accounting standards. For this reason, some of the 2005 figures shown here cannot be compared directly with corresponding figures for 2004. These differences are noted elsewhere in this report where appropriate.

For the year ended 31 December 2005, the Group's profit attributable to shareholders was HK$13,494 million, up HK$1,531 million or 12.8% from 2004. Earnings per share were HK$1.2763, up HK$0.1448. Return on average total assets grew by 0.10 percentage point to 1.66% whereas return on average shareholders' funds fell slightly by 0.34 percentage point to 18.24%. Operating profit before impairment/provisions improved on the back of higher operating income. Attributable profit was further boosted by a substantial loan impairment allowance write-back and investment property revaluation gain.

Financial Highlight

HK$'m, except percentage amounts	2005	2004
Operating income	**17,896**	15,857
Operating expenses	**(5,730)**	(5,505)
Operation profit before impairment/ provisions on advances	**12,166**	10,352
Reversal of impairment allowances/ write-back of provisions	**2,645**	1,628
Others	**1,557**	2,272
Profit before taxation	**16,368**	14,252
Profit attributable to equity holders of the Company	**13,494**	11,963
Net interest margin	**1.71%**	1.55%
Non-interest income ratio	**28.06%**	29.41%
Cost-to-income ratio	**32.02%**	34.72%

Analyses of the financial performance, business operations and risk management of the Group for 2005 are set out in the following sections.

Significant Changes in Accounting Policies

The new accounting standards that have the most significant impact on the Group's financial results are summarized below:

Standards and interpretation	Significant impact for 2005
• HKAS 39: "Financial Instruments – Recognition and Measurement"	• The treatment of certain types of interest income, fees and commission income, net trading income and the calculation of loan impairment allowances • The classification of certain types of assets and liabilities
• HKAS 40: "Investment Property"	• Transfer of revaluation reserve of investment properties to retained earnings in the opening balance adjustment • Change in fair value of investment properties was recognised directly in the profit and loss account
• HKAS 12: "Income Taxes" – HKAS Interpretation 21	• Provision of deferred tax on the revaluation surplus of investment properties

In this Management's Discussion and Analysis, the impact of the new accounting standards is described where appropriate. For details of the change in accounting policies, please refer to the Notes to the Accounts.

Net Interest Income and Margin

HK$'m, except percentage amounts	2005	2004
Interest income	**25,875**	15,678
Interest expense	**(13,001)**	(4,485)
Net interest income	**12,874**	11,193
*Net interest income – comparable basis *(see notes)*	***13,131***	*11,193*
Average interest-earning assets	**752,257**	721,402
Net interest spread	**1.48%**	1.46%
*Net interest spread – comparable basis * (see notes)*	***1.49%***	*1.46%*
Net interest margin	**1.71%**	1.55%
*Net interest margin – comparable basis * (see notes)*	***1.74%***	*1.55%*

Net interest income increased by HK$1,681 million, or 15.0%, to HK$12,874 million from a year ago. Average interest-earning assets grew by HK$30,855 million, or 4.3%, to HK$752,257 million. Net interest spread and net interest margin were 1.48% and 1.71% respectively. The improvement of net interest spread by 2 basis points together with 14 basis points improvement in contribution from net free fund resulted in 16 basis points improvement in net interest margin.

* Notes:

If the impact of the new accounting standards were removed, the comparable net interest income was HK$13,131 million, HK$1,938 million or 17.3% higher than last year. Similarly, net interest spread was 1.49%, or 3 basis points higher than that of 2004, while net interest margin was 1.74%, or 19 basis points higher than that of 2004 on a comparable basis.

The negative impact of applying the new accounting standards on the Group's net interest income amounted to approximately HK$257 million. Net interest income was affected in the following ways:

- Interest accrued on impaired loans using effective interest rate was not recognised under the previous accounting regime.
- Swap points on foreign exchange swap contracts previously accounted for as interest was reported as net trading income under the new accounting standards.
- Directly attributable loan fees and costs previously recognised as commission income and expenses were reported as interest income using the effective interest rate calculation.

The interest rate environment in 2005 was very different from that in 2004. After the HKSAR government's announcement of measures to refine the operation of the linked exchange rate mechanism, one-month HIBOR increased noticeably from 1.96% at end-April to 4.48% in mid-October. By the end of 2005, it was 4.10%. Average one-month HIBOR increased to 2.94% as compared to 0.30% for 2004 while average one-month LIBOR increased by 189 basis points to 3.39%. In contrast, the average prime rose to 6.17% from 5.02% in 2004, causing the average prime to one-month HIBOR spread to narrow to 3.23% from 4.72% in 2004.

The Group's gross yield on average loans increased by 139 basis points year-on-year, benefiting from higher market interest rates as well as the increase in higher yielding loans. However, the weighted average yield on residential mortgage portfolio, excluding Government Home Ownership Scheme (GHOS) mortgages, declined by 33 basis points, to 2.52% from 2.19% below best lending rates a year ago. Gross yield on debt securities rose by 109 basis points as the Group continued to diversify its investment portfolio to enhance yield. However, improvements in net contribution from the debt securities portfolio were held back by the flattening yield curve. While deposit spread widened as a result of the Group's conscious effort in managing funding costs, higher saving interest rates and HIBOR resulted in a higher overall funding cost. For example, average interest rates on savings and time deposits increased by 85 basis points and 146 basis points respectively.

Second Half Performance

Compared to the first half of 2005, net interest income increased by HK$1,152 million, or 19.7%. Net interest margin rose by 24 basis points. Net interest spread was 10 basis points higher on the back of higher interest rates and improvement in fixed deposit spread. Contribution of net free funds also improved by 14 basis points. Gross yields on average loans and debt securities rose by 173 and 90 basis points respectively. The improvement in loan spreads was held back as the yield on residential mortgages continued to narrow in a very competitive environment. The weighted average yield on residential mortgage, before accounting for cash rebates, was 13 basis points lower than that in the first half of 2005. Fixed deposit spreads improved due to higher market interest rates and the Group's active pricing strategy.

The summary below shows the average balances and average interest rates of individual assets and liabilities in 2005 as compared with 2004:

ASSETS

	Year ended 31 December 2005		Year ended 31 December 2004	
	Average balance HK$'m	**Average yield %**	Average balance HK$'m	Average yield %
Loans to banks	**164,825**	**2.45**	188,073	1.33
Interest earning securities	**241,868**	**3.35**	204,325	2.26
Loans & advances to customers	**325,345**	**4.00**	307,915*	2.61
Other interest earning assets	**20,219**	**3.61**	21,089	2.46
Sub-total	**752,257**	**3.44**	721,402	2.17
Non Interest-earning assets	**69,422**	**–**	55,390	–
Total assets	**821,679**	**3.15**	776,792	2.02

LIABILITIES

	Year ended 31 December 2005		Year ended 31 December 2004	
	Average balance HK$'m	**Average rate %**	Average balance HK$'m	Average rate %
Deposits and balances of banks and other financial institutions	**33,022**	**2.26**	43,955	1.01
Current, fixed, savings and other deposits	**598,146**	**1.93**	554,679	0.63
Certificate of deposits issued	**3,800**	**2.95**	2,967	2.76
Other interest-bearing liabilities	**27,372**	**2.12**	27,682	1.77
Total interest bearing liabilities	**662,340**	**1.96**	629,283	0.71
Non interest-bearing deposits	**33,911**	**–**	34,291	–
Shareholders' fund** & non interest-bearing liabilities	**125,428**	**–**	113,218	–
Total liabilities	**821,679**	**1.58**	776,792	0.58

* Y2004 average balance of loans & advances to customers would have been restated to HK$298,803 million in conformity with the new accounting standards.

** Shareholders' fund represents capital and reserves attributable to the equity holders of the Company.

Net Fees and Commission Income

HK$'m	2005	2004
Bills commissions	**532**	547
Loan commissions	**263**	490
Wealth management income	**1,243**	1,361
Securities brokerage	**714**	836
Asset management	**183**	233
Life insurance	**226**	194
Bonds	**120**	98
General Insurance	**103**	120
Trust services	**107**	75
Payment services	**381**	349
Credit cards	**737**	666
Others	**744**	699
Fees and commission income	**4,110**	4,307
Fees and commission expenses	**(1,057)**	(1,086)
Net fees and commission income	**3,053**	3,221
Net fees and commission income – comparable basis	***3,199***	*3,221*

Net fees and commission income decreased by HK$168 million, or 5.2%, to HK$3,053 million. The new HKAS 39 requires that directly attributed loan fees be amortised to interest income over the expected life of the loans as part of the effective interest rate calculation. This resulted in a reduction of HK$146 million in net loan commissions. Excluding the said impact, net fees and commission income would have registered a small fall of HK$22 million, or 0.7%.

HK$'m	2005	Comparable basis	HKAS39 Impact
Fees and commission income	**4,110**	4,334	224
Loan commissions	**263**	487	224
Fees and commission expenses	**(1,057)**	(1,135)	(78)
Net Fees and Commission Income – comparable basis	***3,053***	*3,199*	*146*

Loan commissions fell by HK$227 million, or 46.3%. Upon adoption of the new accounting standards, directly attributable loan fees of HK$224 million were amortised to interest income over the expected life of the loans as part of the effective interest rate calculation. At the same time, HK$78 million in cash rebates were also amortised to interest income in 2005, resulting in a reduction of HK$146 million in net loan commissions. Excluding the impact of the new accounting standards, gross loan commission income would have registered a slight decrease of HK$3 million, or 0.6%.

Income from asset management fell by HK$50 million due to the sluggish sales of the capital guaranteed funds under the rising interest rate environment. On the other hand, the growing popularity for structured notes boosted the income from bond sales. Commission from life insurance also grew by HK$32 million after the successful launch of a number of short-to-medium term insurance products. Stock-broking fee fell by HK$122 million due to the fall in customers' transaction activities.

Fees from card business recorded a growth of 10.7%, as cardholder spending and merchant acquisition volume increased by 17.4% and 17.3% respectively. Fees from trust services, payment services and RMB-related services also registered a satisfactory growth of 42.7%, 9.2% and 65.4% respectively.

Second Half Performance

Compared to the first half of 2005, net fees and commission income increased by HK$59 million, or 3.9%, mainly attributable to increases in stock-broking, payment services, loans and bills commissions.

Net Trading Income

HK$'m	**2005**	2004
Foreign exchange and foreign exchange products	**1,464**	1,064
Interest rate instruments	**146**	(22)
Equity instruments	**12**	26
Commodities	**52**	55
Net trading income	**1,674**	1,123
Net trading income – comparable basis	***969***	*1,123*

Net trading income increased by HK$551 million, or 49.1%, to HK$1,674 million, mainly due to the adoption of the new accounting standards. On a comparable basis, after the exclusion of the HK$705 million gains for the change in fair value of foreign exchange swap contracts and interest rate instruments recognized under the new accounting standards, net trading income would have decreased by 13.7%.

Net trading income from foreign exchange and foreign exchange related products grew to HK$1,464 million, representing an increase of HK$400 million or 37.6%. This was largely attributable to accounting gains from adoption of the new accounting standards. This increase was partly offset by a fall in foreign exchange dealing profits caused by the decline in customer trading volume. Excluding the gains from the new accounting standards, net trading income from foreign exchange and foreign exchange related products would have been HK$983 million. The uncertain interest rate environment, together with the weakening trend of the US dollar during the year held back customer interest in the foreign currency market.

Net trading income from interest rate instruments included changes in fair value of trading securities, other financial assets at fair value through profit or loss, available-for-sale securities designated as fair value hedges, interest rate derivatives and financial liabilities at fair value through profit or loss. In 2005, net trading income from interest rate instruments posted a net gain of HK$146 million as compared to a net loss of HK$22 million in 2004. The increase in income was mainly derived from the change in fair values of interest rate derivatives and retail certificate of deposits designated at fair value through profit or loss. On a comparable basis, net trading income from interest rate instruments would show a loss of HK$78 million if the previous accounting treatment was applied.

Compared to the first half of 2005, net trading income for the second half rose by HK$182 million or 24.4%, mainly due to the increase in the fair value of foreign exchange swap contracts.

Operating Expenses

HK$'m, except percentage amounts	**2005**	2004
Staff costs	**3,470**	3,291
Premises and equipment expenses (excluding depreciation)	**743**	725
Depreciation on owned fixed assets	**566**	585
Other operating expenses	**951**	904
Operating expenses	**5,730**	5,505
Operating expenses – comparable basis	***5,927***	*5,505*
Cost to income ratio	**32.02%**	34.72%
Cost to income ratio – comparable basis	***33.69%***	*34.72%*

Operating expenses increased by HK$225 million, or 4.1%, to HK$5,730 million primarily due to increase in staff costs. Various new human resources initiatives were introduced and a general salary increase of 3.7% took place in April 2005. Headcount measured in full time equivalent decreased, from 12,976 at end-2004 to 12,838 at end-2005. Human resources initiatives introduced in 2005 included new sales incentive schemes and a special salary adjustment for key positions to align with the market.

Depreciation on owned fixed assets decreased by HK$19 million, or a fall of 3.2%, to HK$566 million in 2005. The Group adjusted the estimation of the useful life of premises by using the lease terms of the land element as the depreciation period. This was based on the fact that a large part of property value in Hong Kong is attributed to land price. This new policy effectively reduced the Group's annual depreciation charges. However, this was largely offset by the rise in the value of the premises.

Second Half Performance

Compared to the first half of 2005, operating expenses in the second half rose by HK$378 million or 14.1%. This was primarily due to the seasonal trend and was considered a normal business cycle also observed in prior years. In 2004, the increase in operating expenses in the second half was 6.4% higher than the first half.

Loan Impairment Release

HK$'m	2005	2004
Loan impairment release/(charge)		
Individual assessment		
– new allowances	**(1,304)**	–
– releases	**1,042**	–
– recoveries of loans previously written off	**1,639**	–
Collective assessment		
– new allowances	**(11)**	–
– releases	**1,279**	–
– recoveries of loans previously written off	**–**	–
Specific provisions		
– new provisions	**–**	(1,520)
– releases	**–**	1,851
– recoveries of loans previously written off	**–**	1,356
General provisions	**–**	(59)
Net credit/(charge) to profit and loss account	**2,645**	1,628

Under the new accounting standards, loan impairment allowances of individually significant loans and advances showing objective evidence of impairment are calculated using a discounted cash flow method (Individual Assessment – IA). For the remaining loans and advances, impairment allowances are collectively assessed by using statistical models on portfolios of loans and advances grouped by similar credit characteristics (Collective Assessment – CA). As a consequence of these accounting changes, the Group adjusted the total balance of the allowances calculated under the previous accounting method to the new balance calculated under the new standards (the "new opening balance") on 1 January 2005. The differences between these two methods were adjusted to the retained earnings account on 1 January 2005. Compared to the new opening balances, the Group reported a release of allowances of HK$2,321 million in 2005. The release was the result of improvement in asset quality due to a better economy, lower bad debt migration rate and rise in collateral values. This release was partially offset by HK$1,315 million of new impairment allowances. Additional allowances were needed to cover the formation of new impaired loans and further deterioration of existing impaired accounts.

The Group recorded a net charge of HK$262 million impairment allowances on individually assessed loans as the recovery of advances to New Nongkai Group was offset by allowances provided on other commercial lending. On the other hand, collective assessment contributed a net release of HK$1,268 million based on statistical calculation using three-year historical loss data.

The Group also made remarkable progress in the recovery of loans that were previously written off, benefiting from improved borrowers' debt servicing capability and higher collateral values. Recoveries totaled HK$1,639 million, up HK$283 million or 20.9% from 2004.

Compared to the first half of 2005, net release of loan impairment allowances in the second half was HK$225 million less due to lower level of recoveries of loans previously written off.

With low impaired loan formation and strong collection efforts, impaired loans* were reduced by HK$4,983 million, or 53.9%, in 2005. Impaired loan ratio fell from 2.95% in 2004 to 1.28% at year-end 2005.

Over the past five years, the Group has shown substantial improvement in asset quality. Impaired loans were reduced at a compound annual rate of 42%. Impaired loan ratio decreased substantially from 11.48% in 2001 to 1.28% in 2005.


Impaired loan ratio
%
14
12
10
8
6
4
2
0
11.48%
7.98%
5.82%
2.95%
1.28%
2001
2002
2003
2004
2005
Year

* Impaired loans represented advances which have been classified as "substandard", "doubtful" and "loss" under the Group's classification of loan quality.

Property Revaluation

Under the new HKAS40, the aggregate impact of property revaluation on profit and loss account was HK$1,445 million, of which HK$1,382 million came from investment properties revaluation. Gain on revaluation of bank premises was HK$63 million. The surge in gain from disposal of/fair value adjustments on investment properties in 2005 was largely due to adoption of HKAS 40 that allows revaluation gain or loss from investment properties be booked directly through the profit and loss account. The related deferred tax charge on revaluation of investment properties amounted to HK$339 million. The net impact on the Group's attributable profit in 2005 was HK$1,043 million.

Compared to the first half of 2005, gain from revaluation of investment properties fell by HK$454 million in the second half, which was in line with the movement of local property prices.

HK$'m	First Half 2005	Second Half 2005
Net gain on revaluation of premises	–	63
Net gain on fair value adjustments on investment properties	918	464
Deferred tax	155	184
Net gain on fair value adjustments on investment properties, after tax	763	280

Estimation of the effect on adoption of new accounting standards

Year 2005 was the first full year of using the new accounting standards, namely HKAS 39 "Financial Instruments – Recognition and Measurement", HKAS 40 "Investment Property" and HKAS 12 "Income Taxes" – HKAS Interpretation 21. Estimates of their full-year impact on profit and loss account are highlighted below:

HK$'m	Full-year ended 31 December 2005	Note
Effective yield and others	**137**	i
Hedging and asset classification	**165**	ii
Revaluation of investment properties	**1,382**	iii
Taxation	**(579)**	
Subtotal	**1,105**	
Loan impairment allowance	**1,169**	iv

The main differences were attributable to the adoption of HKAS 39 and HKAS 40. The key impact is summarised in the following notes:

i. HKAS 39 requires the use of effective yield on interest income recognition for directly attributable loan fees and costs. This new standard affected both net interest income and net fees and commission income.

ii. Certain derivative financial instruments that were previously not marked to market are now stated at fair value under HKAS 39. On 1 January 2005, the Group reclassified certain held-to-maturity securities to available-for-sale securities and to financial instruments at fair value through profit or loss. The Group also designated certain financial liabilities at fair value through profit or loss. In 2005, the changes in fair value of these financial instruments were reflected in the profit and loss account. Differences arising from hedging and asset classification mainly affected net interest income and net trading income.

iii. HKAS 40 requires fair value changes in investment properties to be reported directly in the profit and loss account. Previously, changes in the value of investment properties were treated as a movement in the investment properties revaluation reserve on a portfolio basis. Under the previous accounting standards, there would have been no impact on the profit and loss account arising from investment property revaluation.

iv. Under HKAS 39, individual (IA) and collective assessment (CA) models are used to determine the impairment allowances for loans and advances. Using this new methodology, the total impairment allowances required on 31 December 2005 was lower than the total allowances established at the beginning of the year resulting in a net write-back. The reduction of the loan impairment allowances was made possible by the continual improvement in the quality of the Group's loan portfolio. Under the previous accounting standards, there would have been an increase in general provisions regardless of the improvement in asset quality.

Financial Position

HK$'m, except percentage amount	**At 31 December 2005**	At 31 December 2004
Cash and short-term funds	**115,575**	102,647
Placements with banks and other financial institutions maturing between one and twelve months	**47,611**	107,581
Certificates of deposit held	**19,464**	22,338
Hong Kong SAR Government certificates of indebtedness	**32,630**	34,760
Securities investments*	**229,568**	189,388
Advances and other accounts	**335,355**	309,211
Fixed assets & investment properties	**25,855**	21,877
Other assets **	**16,047**	8,974
Total assets	**822,105**	796,776
Hong Kong SAR currency notes in circulation	**32,630**	34,760
Deposits and balances of banks and other financial institutions	**40,655**	34,440
Deposits from customers	**633,091**	631,330
Certificates of deposit issued	**3,965**	3,788
Other accounts and provisions	**31,031**	22,698
Total liabilities	**741,372**	727,016
Minority interests	**1,298**	1,239
Capital and reserves attributable to the equity holders of the Company	**79,435**	68,521
Total liabilities and equity	**822,105**	796,776
Loan-to-deposit ratio	**52.23%**	49.61%

* At 31 December 2005, securities investments comprise investment in securities, trading securities and other financial instruments at fair value through profit or loss based on the classification required under the new accounting standards. At 31 December 2004, securities investments include held-to-maturity securities, investment securities and other investments in securities.

** Trade bills, investments in associates and derivative financial instruments are included in other assets.

Balance Sheet Mix in 2005


HK$ million/(%)
68,141 (8.3%)
115,575 (14.1%)
25,855 (3.1%)
47,611 (5.8%)
335,355 (40.8%)
229,568 (27.9%)

Balance Sheet Mix in 2004


HK$ million/(%)
66,072 (8.3%)
102,647 (12.9%)
21,877 (2.7%)
107,581 (13.5%)
309,211 (38.8%)
189,388 (23.8%)
Cash and short-term funds
1-12M Placements with financial institutions
Securities investments
Advances and other accounts
Fixed assets & investment properties
Other assets

The Group's total assets were HK$822,105 million as at 31 December 2005, up HK$25,329 million or 3.2%, from the end of 2004:

- Interbank placements maturing between one and twelve months dropped by HK$59,970 million, or 55.7%.
- Securities investments rose by HK$40,180 million, or 21.2%, to HK$229,568 million.
- The Group continued to actively manage the balance sheet. As a result, short-term surplus funds were reduced and uses of funds by our lending business and securities investment portfolios increased.

Advances to customers

HK$'m, except percentage amounts	**At 31 December 2005**	**%**	At 31 December 2004*	%
Loans for use in Hong Kong	**279,826**	**83.8**	270,666	86.4
Industrial, commercial and financial	**151,903**	**45.5**	145,979	46.6
Individuals	**127,923**	**38.3**	124,687	39.8
Trade finance	**16,080**	**4.8**	13,279	4.2
Loans for use outside Hong Kong	**38,108**	**11.4**	29,281	9.4
Total advances to customers	**334,014**	**100.0**	313,226	100.0

* Certain comparative amounts have been reclassified to conform with the current year's presentation.

Total advances to customers grew by 6.6% year-on-year. Loans for use in Hong Kong rose by 3.4%:

- Lending to industrial, commercial and financial sectors increased by HK$5,924 million, or 4.1%, driven by loans for property investment and financial concerns. In particular, our SME loan portfolio increased by HK$4,049 million, or 9.1%.
- Residential mortgage loan (excluding those under the government-sponsored Home Ownership Scheme) increased by HK$3,564 million, or 3.7%, to HK$99,179 million.
- Card advances grew by HK$412 million, or 9.7%, to HK$4,668 million as a result of an increase in cardholder spending.

Trade finance recorded an encouraging growth of HK$2,801 million, or 21.1%, on the back of double-digit growth in merchandise exports and strong local demand. Loans for use outside Hong Kong increased by 30.1%, mainly due to the strong growth of our Mainland operation's corporate lending business. Loans extended by our Mainland branches grew by 61.4% to HK$15,093 million.

Total advances to customers by currency mix (%)


3.4%
12.8%
83.8%
2005.12.31
3.6%
12.2%
84.2%
2004.12.31
HKD
USD
Others

In terms of currency mix, HK dollar and US dollar advances to customers accounted for 83.8% and 12.8% respectively. Other currency advances to customers accounted for 3.4% only. There was no significant change in currency mix between 2004 and 2005.

Deposits from customers

HK$'m, except percentage amounts	**At 31 December 2005**	**%**	At 31 December 2004	%
Demand deposits and current accounts	**28,949**	**4.5**	32,470	5.1
Savings deposits	**216,552**	**33.9**	296,462	47.0
Time, call and notice deposits	**387,590**	**60.6**	302,398	47.9
Total deposits from customers	**633,091**	**99.0**	631,330	100.0
Interest rate related structured deposits	**6,373**	**1.0**	N/A	0.0
Adjusted total deposits from customers	**639,464**	**100.0**	631,330	100.0

Deposits from customers increased marginally by HK$1,761 million, or 0.3%, to HK$633,091 million compared to 2004. The Group's strategy to optimise funding costs by actively controlling interest rates on fixed deposits affected the deposit growth rate. Given the Group's low loan to deposit ratio, the Group's strategy was to tightly control over deposit rates while remaining competitive among peer group banks. The result was an increase in the loan to deposit ratio from 49.6% in 2004 to 52.2% in 2005.

As depositors chased for higher returns, switching from current and savings deposits to fixed deposits were obvious throughout 2005. Time, call and notice deposits rose by HK$85,192 million or 28.2%, whereas savings deposits dropped by HK$79,910 million or 27.0%. While this had a negative impact on the Group's overall funding costs, this impact was mitigated by other cost reduction strategies mentioned above.

There was a growing popularity in structured deposits, a hybrid of retail deposit and derivatives that gives a higher nominal interest rate to depositors. The Group successfully launched a number of structured deposits in 2005 such as interest rate and currency linked structured deposits, bullion linked deposits and equity linked deposits with call option. These new offerings were warmly received by our customers. Interest rate related structure deposits amounted to HK$6,373 million by the end of 2005, representing about 1% of the adjusted total deposits from customers.

Adjusted total deposits from customers by currency mix (%)


11.5%
21.1%
67.4%
2005.12.31
9.6%
21.5%
68.9%
2004.12.31
HKD
USD
Others

In terms of currency mix, HK dollar and US dollar deposits from customers accounted for 67.4% and 21.1% respectively. Other currency deposits from customers accounted for 11.5%. The Group's HK dollar loan to deposit ratio rose to 64.9% in 2005 from 60.6% in 2004 mainly due to increase in HK dollar advances to customers.

Asset Quality

HK$'m, except percentage amounts	At 31 December 2005	At 31 December 2004
Advances to customers	**334,014**	313,226
Impaired loan ratio[&]	**1.28%**	2.95%
Impairment allowances	**1,714**	–
Regulatory reserve for general banking risks	**3,526**	–
Total allowances and regulatory reserve	**5,240**	–
General provisions	–	5,465
Specific provisions	–	2,320
Total provisions	–	7,785
Total allowances/provisions as a percentage of advances to customers	**0.51%**	2.49%
Total allowances and regulatory reserve/provision as a percentage of advances to customers	**1.57%**	2.49%
Impairment allowances on impaired loan ratio ##	**29.77%**	–
Specific provision on classified loan ratio	–	25.09%
Total coverage (including collateral values) ##	**99.88%**	91.66%
Residential mortgage loans * – delinquency ** and rescheduled loan ratio	**0.30%**	0.61%
Card advances – delinquency ratio **#	**0.32%**	0.38%
	2005	2004
Card advances – charge-off ratio#	**2.67%**	3.96%

& Impaired loans represented advances which have been classified as "substandard", "doubtful" and "loss" under the Group's classification of loan quality. Upon adoption of HKFRS 5, repossessed assets are initially recognized at the lower of their fair value or the amortized cost of the related outstanding loans on the date of repossession. The related loans and advances are deducted from loans and advances. Details of the accounting policies are set out in the Notes to the Accounts.

* Residential mortgage loans exclude those under the Home Ownership Scheme and other government-sponsored home purchasing schemes.

** Delinquency ratio is measured by a ratio of total amount of overdue loans (more than three months) to total outstanding loans.

\# Exclude Great Wall cards and computed according to the HKMA's definition.

\#\# Only include impairment allowances on loans classified as "substandard", "doubtful" and "loss" under the Group's classification of loan quality.

The term "impaired loan" is now used as a replacement for the terms "Non-performing Loans" and "Classified Loans". However, the Group has continued to use the 3 Classifications ("Sub-standard", "Doubtful" and "Loss") to categorize impaired loans.

Movement of gross impaired advances to customers

In HK$ bln	2005	2004
Beginning balance	**9.2**	18.0
New impaired loans	**1.7**	2.4
Upgraded impaired loans	**(1.2)**	(1.0)
Collection	**(3.8)**	(7.3)
Write-off	**(1.1)**	(2.9)
Others	**(0.5)**	–
Ending balance	**4.3**	9.2

In 2005, the Group's impaired loans decreased substantially by HK$4,983 million, or 53.9% compared to 2004. Impaired loan ratio improved by 1.67 percentage points to 1.28% due to strong collection and recovery efforts. Total collections amounted to approximately HK$3.8 billion. Write-offs of impaired loans amounted to HK$1.1 billion. About HK$0.4 billion of the reduction in impaired loans was due to the treatment of repossessed assets as a direct offset against the impaired loans outstanding, as prescribed by HKFRS 5.

Total impairment allowances, including both IA and CA, amounted to HK$1,714 million. Impairment allowances for impaired loan ratio was 29.77%. If the value of underlying collateral was included, the total coverage ratio would increase to 99.88%. The Group also held a regulatory reserve amounting to HK$3,526 million. This regulatory reserve balance was created by a transfer of HK$3,410 million from retained earnings at the beginning of the financial year plus an increase of HK$116 million during the year. The latter increase was created also by a transfer from the retained earnings and had no impact on the attributable profit of the Group.

The quality of the Group's residential mortgage loans continued to improve. The combined delinquency and rescheduled loan ratio decreased from 0.61% at end-2004 to 0.30%. The quality of card advances also improved, with the delinquency ratio and charge-off ratio dropping from 0.38% and 3.96% to 0.32% and 2.67% respectively.

Capital and Liquidity Ratios

HK$'m, except percentage amounts	**At 31 December 2005**	At 31 December 2004
Tier 1 capital	**64,213**	60,905
Tier 2 capital	**3,991**	5,049
Unconsolidated investment and other deductions	**(1,004)**	(1,257)
Total capital base after deductions	**67,200**	64,697
Risk-weighted assets		
On-balance sheet	**412,851**	369,875
Off-balance sheet	**30,713**	34,045
Deductions	**(6,450)**	(3,091)
Total risk-weighted assets	**437,114**	400,829
Total risk-weighted assets adjusted for market risk	**438,213**	400,977
Capital adequacy ratios (banking group level)		
Before adjusting for market risk		
Tier 1	**14.69%**	15.19%
Total	**15.37%**	16.14%
After Adjusting for market risk		
Tier 1*	**14.65%**	15.19%
Total *	**15.33%**	16.13%

	Full-year ended 31 December 2005	Full-year ended 31 December 2004
Average liquidity ratio	**42.02%**	36.03%

* The capital adequacy ratios take into account market risks and are calculated in accordance with the relevant HKMA guidelines.

Total capital base of the Group after deduction continued to rise and ended the year with an increase of HK$2,503 million or 3.9% over the balance at 31 December 2004 mainly due to increase in retained earnings. However, the consolidated capital adequacy ratio of the banking group fell to 15.37% from 16.14% in 2004 because of the 9.1% increase in total risk-weighted assets. This was the result of an increase in loan advances to customers and securities investment, which was partially offset by the reduction in interbank placements.

The impact of the new accounting standards on capital base was not significant at both the Group and the bank levels. In accordance with the HKMA guideline "Impact of the New Hong Kong Accounting Standards on Authorized Institutions' Capital Base and Regulatory Reporting", collective assessment allowances of HK$731 million and regulatory reserve of HK$3,571 million appropriated from retained earnings were included as Tier 2 capital. At 31 December 2004, general provisions eligible as Tier 2 capital were HK$5,049 million.

Average liquidity ratio rose to 42.02%, compared to 36.03% in 2004. Although the Group managed to lengthen average asset duration for yield enhancement, liquefiable liabilities with remaining maturities less than one month also decreased drastically as deposits migrated from demand and savings to fixed deposits ultimately helped return a stronger liquidity position.

Business Review

This section covers the review of the Group's business lines together with their respective financial results. Certain year-on-year figures in the following business segment analysis are not strictly comparable because of the adoption of the new accounting standards.

Retail banking

HK$'m, except percentage amounts	**Full-year ended 31 December 2005**	Full-year ended 31 December 2004	Increase/ (decrease)
Net interest income	**7,371**	5,445	+35.4%
Other operating income	**2,634**	2,578	+2.2%
Operating income	**10,005**	8,023	+24.7%
Operating expenses	**(4,446)**	(3,897)	+14.1%
Operating profit before impairment/ provisions on advances	**5,559**	4,126	+34.7%
Loan impairment release/(charge) for bad and doubtful debts	**956**	28	+3,314.3%
Others	**(12)**	(1)	+1,100.0%
Profit before taxation	**6,503**	4,153	+56.6%
	At 31 December 2005	At 31 December 2004	Increase/ (decrease)
Segment assets	**157,892**	132,790	+18.9%
Segment liabilities	**551,428**	567,309	– 2.8%

Note: For additional segmental information, see Note 52 to the Accounts.

Results

Retail Banking posted a 56.6% growth on profit before taxation to HK$6,503 million mainly due to the increase in deposit spread and an increase in loan impairment release.

Net interest income rose by 35.4% to HK$7,371 million. Although the narrowing of the prime-HIBOR spread reduced the overall profitability of prime based loan, which formed the majority of Retail Banking's loan assets, the higher interbank rates increased the yield of low-cost deposits, thereby increasing the segment's overall net interest income. Other operating income consisted mainly of net fees and commissions. Net fees and commissions income was up slightly by 1.6% or HK$33 million. Growth of insurance commissions and credit card commissions outweighed the declines in commissions from stock-broking and sales of funds.

The segment also reported a net loan impairment release of HK$956 million in 2005, compared to only HK$28 million in 2004. The substantial increase of the loan impairment release was largely attributable to lower delinquency ratio and higher collateral values.

Advances and other accounts, including mortgage loans and card advances, increased by 4.6% to HK$127,462 million from end-2004. Customer deposits decreased slightly by 1.8% to HK$533,639 million.

Growth of fee income from wealth management

Wealth management was one of the top priorities in the Group's 2005 business development strategies. Despite the interest rate hike and keen market competition, the Group's wealth management customers and assets under management grew by 64% and 50% respectively compared to 2004. Although the sales of capital guaranteed funds were inactive, the sales of open-end funds and structured notes recorded satisfactory growth of 70% and 27% respectively. The Group's insurance business was boosted by the success of several innovative insurance products such as "Get-Free Insurance Plan" and "Supreme Saver 5 Year Life Endowment Plan".

Leadership maintained in mortgages

Through effective marketing and wider assortment of mortgage products, mortgage loan balance managed to increase by 3.7% in the midst of fierce market competition. The Group maintained its position as the market leader in residential mortgage business in 2005. To enhance profitability, the Group adjusted its mortgage pricing strategy in the second half of the year. As mentioned above, the asset quality of residential mortgage improved, while negative equity ratio at the end of 2005 dropped further due to appreciating property prices.

Focus on high net worth customers

Wealth Management Prime and Wealth Management VIP services were launched in December 2004 and January 2005 respectively. These products are customized to provide professional wealth management services to customers with assets under management of above HK$500,000 and HK$2,000,000 respectively. Currently, 92 Wealth Management Prime and 13 Wealth Management VIP centres have been set up, providing an exclusive and comfortable service environment for valued customers.

Continued growth of credit card business

The Group's card business maintained its growth momentum in 2005 in terms of customer base and service range. Card advances increased by 9.7% and the number of cards issued grew by 6.9% from end of 2004. Cardholder spending volume and merchant acquiring volume registered double-digit growth of 17.4% and 17.3% respectively. The Group's outstanding performance and service quality were duly recognised by the industry. During the year, the Group won 19 awards from MasterCard International, Visa International, the Hong Kong Trade Development Council and the International Licensing Industry Merchandisers' Association. The Group also looked for development opportunities in other Asian countries. In conjunction with the Bank of China, the Group successfully launched the new BOC VISA and BOC MasterCard in Singapore in June 2005. In Thailand, the Group started the China UnionPay card acquiring business in January 2005.

Rationalization of branch network

To cope with the rapid expansion and development of its wealth management business, the Group continued its channel rationalization by adding three more branches to its network. The Group also revamped 43 wealth management locations, which included 34 Wealth Management Centres and 9 VIP Centres. By the end of 2005, the total number of branches located in Hong Kong was 286 and the total number of ATMs was 456.

Other achievements

The Group remained the market leader in the Renminbi (RMB) personal banking services and continued to achieve satisfactory results in various RMB related businesses. RMB deposits grew sharply by 74% in 2005. RMB credit card spending recorded a remarkable increase of 265%. The number of ATMs providing RMB withdrawal service increased to 236 in 2005.

The Group was one of the leading banks in Hong Kong that extended RMB services to corporate customers. New services included "RMB Merchant Link", a one-stop RMB notes collection service for designated merchants; and "BOC Remittance Plus" Service which allows same-day fund transfer to designated locations in the Mainland.

Continuous progress was made on e-channel developments by enhancing and expanding iTS internet banking functions, especially in the area of investment services. In view of rising concern on internet security, the Group launched the two-factor authentication function in June 2005 to safeguard the use of online banking.

Corporate banking

HK$'m, except percentage amounts	Full-year ended 31 December 2005	Full-year ended 31 December 2004	Increase/ (decrease)
Net interest income	**3,966**	3,643	+8.9%
Other operating income	**1,115**	1,201	– 7.2%
Operating income	**5,081**	4,844	+4.9%
Operating expenses	**(1,300)**	(1,211)	+7.3%
Operating profit before impairment/ provisions on advances	**3,781**	3,633	+4.1%
Loan impairment release/write-back of bad and doubtful debts	**1,689**	1,600	+5.6%
Others	**(1)**	1	N/A
Profit before taxation	**5,469**	5,234	+4.5%

	At 31 December 2005	At 31 December 2004	Increase/ (decrease)
Segment assets	**211,834**	187,947	+12.7%
Segment liabilities	**101,710**	90,054	+12.9%

Note: For additional segmental information, see Note 52 to the Accounts.

Results

Corporate Banking reported a 4.5% rise in profit before taxation to HK$5,469 million. Net interest income increased by 8.9% to HK$3,966 million whereas other operating income fell by 7.2% to HK$1,115 million. Operating expenses were up 7.3% to HK$1,300 million.

The rise in net interest income was helped by the expansion of the sector's balance sheet despite pressure on loan spread. Other operating income decreased as the new accounting standards requires the amortization of directly attributable loan fees as interest income using effective interest rate calculation, thereby reducing the syndicated loan fees.

Loan impairment release was HK$1,689 million, up by HK$89 million or 5.6% from a year ago. Asset quality of the corporate loan portfolio continued to improve with lower new impaired loan formation and higher collateral values resulting from stable property prices. Recoveries remained strong under the favourable market conditions.

Corporate Banking sector achieved satisfactory growth in loans and advances in 2005. Advances and other accounts increased by 10.1% to HK$205,066 million. Customer deposits increased by 13.3% to HK$99,452 million.

Leadership maintained in syndicated lending

The Group remained the market leader in arranging and participating in syndicated loans in the Hong Kong and Macau market, and was ranked No.1 on the top-tier arranger list.

Growth of market share in SME business

In 2005, a new SME Business Model was implemented to better serve SME clients. Through the establishment of the Credit Management Division, SME loan approval was expedited. The Group launched a number of products such as SME Quick Loan and seasonal trade financing facility arrangement to cater for the needs of SME clients. As a result of these initiatives, the total volume of SME loans increased by 9.1%.

Growth of trade finance and enhancement of capability in cash management

Trade finance and bills processing volume registered solid growth despite increasing competition. During the year, bills processing volume rose by 12.6%. This was largely attributed to the upgrading of services through the Group's new trade services system. The new system not only improves workflow and efficiency in customer service, but also provides a solid operating platform for the future growth of the Group's trade finance business.

In 2005, the cash management system was successfully linked to the systems of BOC overseas branches. This facilitates customers to access real-time consolidated worldwide information, thus making it infinitely more convenient for large corporate clients in terms of cash management.

Enhancement of e-banking services, CBS Online

In 2005, the number of CBS Online customers continued to grow as several valued-added services were added. The Group's CBS e-banking service enables corporate customers to process various banking transactions and obtain account information online effectively.

Mainland Branches

Following the growth in 2004, the Group's Mainland branches continued to report strong results in 2005. Operating profit before provisions increased by 106% to HK$303 million. Total advances to customers of our Mainland branches rose significantly by 61.4% to HK$15,093 million while customer deposits increased by 1.4% to HK$2,316 million.

During the year, there was further consolidation of the Group's new China business model and matrix management model whereby a head office based in Shanghai would coordinate the China business conducted respectively by BOCHK's Mainland branches, Nanyang Commercial Bank and Chiyu Banking Corporation.

Overall sales capabilities and services in various regions were expanded. By the end of 2005, the Group had nine Mainland branches that were permitted to participate in RMB business. All 14 branches now have the license to provide insurance agency services. In the second half of the year, the Mainland branches introduced the "Structure Deposits Service", "Wealth Management" service and "Option Linked Deposits".

Persistent efforts have been made in the integration of business operation of the Group's retail and corporate banking units in China. Meanwhile, collaboration with BOC has been further strengthened to jointly develop mutually rewarding business. These efforts have solidified the Group's foundations in China and accelerated cross-border services. In 2005, more than 150 cross border customers were referred bilaterally.

Treasury

HK$'m, except percentage amounts	**Full-year ended 31 December 2005**	Full-year ended 31 December 2004	Increase/ (decrease)
Net interest income	**2,529**	2,153	+17.5%
Other operating income	**1,048**	533	+96.6%
Operating income	**3,577**	2,686	+33.2%
Operating expenses	**(308)**	(296)	+4.1%
Operating profit before impairment/ provisions on advances	**3,269**	2,390	+36.8%
Others	**(96)**	2	N/A
Profit before taxation	**3,173**	2,392	+32.7%
	At 31 December 2005	At 31 December 2004	Increase/ (decrease)
Segment assets	**426,790**	453,457	- 5.9%
Segment liabilities	**84,049**	68,485	+22.7%

Note: For additional segmental information, see Note 52 to the Accounts.

Results

For 2005, Treasury reported a profit before taxation of HK$3,173 million, an increase of 32.7% due to higher operating income.

Net interest income increased by HK$376 million or 17.5%. Although the flattening yield curve had a negative impact on net interest income, enhanced yields from short-tenor debt securities helped mitigate the effects of the interest rate abnormality and protected the growth of interest income.

Other operating income increased by HK$515 million or 96.6% due to favourable changes in the fair values of foreign exchange swap contracts, interest rate derivatives and other financial instruments.

Investment portfolio diversification to maximize return on residual funds

The Group diversified its medium to long-term investments with mortgage-backed securities, covered bonds and corporate bonds in an attempt to maximize the return on residual funds. This diversification also helped in reducing concentration risks.

Development of sophisticated and customized treasury products

The Group continued to expand its treasury product offerings by introducing a variety of structured deposits geared towards customers' needs such as Gold Linked Deposits (GLD) and Equity Linked Deposits (ELD). The development of these new products significantly enhanced the Group's wealth management capability and directly contributed to the expansion of the size and business volume of the wealth management customer base. This also helped broaden the Group's corporate client base and enriched clients' portfolio.

Leverage on retail and corporate distribution channels

The Group continued to expand the size of its treasury customer base. This was achieved through closer co-operation with the retail and corporate distribution channels, supported by Treasury's strengthened sales and customer services team. A special unit was also formed to provide more personalized support to treasury customers. The number of treasury customers increased by 46% in 2005.

Risk Management

Overview

Risk management is a vital part of the Group's corporate governance framework. The Group believes that sound risk management is a key success factor for any organisation. As such, in its daily operation, the Group emphasises that risk management is the foundation of healthy business development and that a balance must be achieved between risk control and business growth. The principal types of risk inherent in the Group's business are reputation risk, legal and compliance risk, strategic risk, credit risk, market risk, interest rate risk, liquidity risk and operational risk. The Group's risk management objective is to enhance shareholder value while maintaining risk exposures within acceptable limits.

Risk Management Governance Structure

The Group's risk management governance structure is designed to cover the whole process of all businesses and ensure various risks are properly managed and controlled in the course of business. The Group has a sound risk management organisational structure as well as comprehensive policies and procedures to identify, measure, monitor and control various risks across the organisation. These risk management polices and procedures are regularly reviewed and modified to reflect changes in markets and business strategies. Various groups of risk takers assume their respective responsibilities for risk management.

The Board of Directors, representing the interests of shareholders, has the ultimate responsibility for risk management. The Board, with the assistance of its committees, has the primary responsibility for the determination of risk management strategies and for ensuring that the Group has an effective risk management system to implement these risk management strategies. The Risk Committee ("RC"), established by the Board of Directors as a standing committee, is responsible for approving major risk management policies and procedures and major asset and liability management policies.

The Chief Executive's ("CE") responsibility is to ensure the proper implementation of the policies and procedures and various risk limits in accordance with the risk management strategies set by the Board, and to oversee the effectiveness of managing and controlling risk in the day-to-day management. The Chief Risk Officer ("CRO") and the Chief Financial Officer ("CFO") assist the CE to manage various types of risks. The CRO oversees the management of reputation risk, legal and compliance risk, credit risk, market risk and operational risk. The CFO is responsible for strategic risk, interest rate risk and liquidity risk.

BOCHK's principal banking subsidiaries, Nanyang and Chiyu, are managed under risk policies that are consistent with those of the Group. These subsidiaries execute their risk management strategy independently and report to BOCHK's management on a regular basis.

Reputation Risk Management

Reputation risk is the risk that negative publicity regarding the Group's activities, factual or otherwise, may cause a potential decline in the Group's business or lead to costly litigation. Reputation risk is inherent in every aspect of the Group's business operation and covers a wide spectrum of issues.

In order to mitigate reputation risk, the Group has formulated and implemented a Reputation Risk Management Policy. This policy establishes standards to prevent and to manage reputation risk proactively at an early stage. It requires constant monitoring of external reputation risk incidents and published failures of risk incidents within the financial industry.

Legal and Compliance Risk Management

Legal risk is the risk that unenforceable contracts, lawsuits or adverse judgments may disrupt or otherwise negatively affect the operations or financial condition of the Group. Compliance risk is the risk of legal and regulatory sanctions, which may directly result in financial loss, or affect the reputation of the Group caused by non-compliance to applicable laws, regulations and best industry practices. By establishing and maintaining appropriate policies and guidelines, the CRO, working through the Legal and Compliance Department, is responsible for proactively identifying and managing these risks.

Strategic Risk Management

Strategic risk generally refers to the risks that may induce current or future negative impacts on the financial and market positions of the Group because of poor strategic decisions, improper implementation of strategies and lack of response to the market. The Group has developed a Strategic Risk Management Policy that clearly defines the management and oversight of such risks.

Credit Risk Management

Credit risk is the risk that financial loss arises from the failure of a customer or counterparty to meet its obligations under a contract that it has entered into with the Group. Credit risk arises principally from the Group's lending, trade finance and treasury activities.

Risk Management Department (RMD), under the supervision of CRO, provides centralized management of credit risk within the Group. Credit policies and procedures are formulated by RMD and are approved by the RC and the Board of Directors. Such policies include setting controls over the maximum level of the Group's exposure to customers and customer groups and other risk concentrations in selected market sectors, industries and products. These credit policies and procedures are regularly updated and serve as guidance to business units as to the risk appetite of the Group from time to time.

RMD also undertakes independent review and objective assessment of credit facilities originated by business units. Different credit approval and control procedures are adopted according to the level of risk associated with the customer or transaction. Currently, a credit scoring system is used to process retail credit transactions, including residential mortgage loans, personal loans and credit cards. The Credit Risk Assessment Committee comprising experts from credit and other functions of the Group is responsible for making an independent assessment of all credit facilities which require the approval of Deputy Chief Executives or above.

The Group adopts an eight-grade facility grading structure according to HKMA's loan classification requirement. RMD provides regular credit management information reports and ad hoc reports to members of Management Committee, RC, AC and Board of Directors.

Market Risk Management

Market risk is the risk associated with the movements of foreign exchange rates, interest rates or equity and commodity prices on the earnings of the Group. The Group's market risk arises from customer-related business and from position taking. Trading positions are subject to daily marked-to-market valuation. Market risk is managed within the risk limits approved by the RC. The overall risk limits are divided into sub-limits by reference to different risk factors, including interest rate, foreign exchange rate, commodity price and equity price.

The Market Risk Division in RMD is responsible for the daily oversight of the Group's market risk. The Division ensures that the overall and individual market risk positions are within the Group's risk tolerance.

VaR is a statistical technique which estimates the potential losses that could occur on risk positions taken over a specified time horizon within a given level of confidence. The Group uses historical movements in market rates and prices, a 99% confidence level and a 1-day holding period to calculate portfolio and individual VaR.

The following table set out the VaR for all trading market risk exposure of BOCHK.

HK$'m		At 31 December	Minimum during the year	Maximum during the year	Average for the year
VAR for all market risk	– 2005	1.8	1.2	5.8	2.6
	– 2004	2.9	0.9	5.6	3.2
VAR for foreign exchange risk	– 2005	1.2	0.6	5.2	1.9
	– 2004	2.3	0.5	5.0	2.2
VAR for interest rate risk	– 2005	1.4	0.9	3.7	2.1
	– 2004	1.9	0.5	4.4	2.4
VAR for equity risk	– 2005	0.1	0.0	0.5	0.1
	– 2004	0.1	0.1	2.6	0.5

For the year ended 31 December of 2005, the average daily revenue of BOCHK earned from market risk related trading activities was HK$2.0 million (2004: HK$2.1 million). The standard deviation of these daily trading revenues was HK$1.8 million (2004: HK$2.3 million).

The RMD is also responsible for monitoring foreign exchange exposure and related stop-loss limits on a day-to-day basis as well as the credit risk exposure arising from foreign exchange transactions.

Interest Rate Risk Management

The Group's interest rate risk exposures are mainly structural driven. The major types of structural positions are:

repricing risk – mismatches in the maturity or repricing periods of assets and liabilities

basis risk – different pricing basis for different transactions so that yield on assets and cost of liabilities may change by different amounts within the same repricing period

The Group's Asset and Liability Management Committee ("ALCO") maintains oversight of interest rate risk and the RC sanctions the interest rate risk management policies formulated by the ALCO. The Finance Department identifies, measures and monitors interest rate risk on a daily basis.

Gap analysis is one of the tools used to measure the Group's exposure to repricing risk. This provides the Group with a static view of the maturity and repricing characteristics of its balance sheet positions. The Group uses interest rate derivatives to hedge its interest rate exposures and in most cases, plain vanilla interest rate swaps are used.

Sensitivities of earnings and economic value to interest rate changes (Earnings at Risk and Economic Value at Risk) are assessed through hypothetical interest rate shock of 200 basis points across the yield curve on both sides. Earnings at Risk and Economic Value at Risk are respectively controlled within an approved percentage of the projected net interest income for the year and the latest capital base as sanctioned by the RC. The Finance Department reports the results to the ALCO and the RC on a regular basis.

The impact of basis risk is gauged by the projected change in net interest income under scenarios of imperfect correlation in the adjustment of the rates earned and paid on different instruments. Ratios of assets to liabilities with similar pricing basis are established to monitor such risk.

Stress tests on repricing risk and basis risk are conducted regularly. The ALCO monitors the results of stress tests against limits and decides whether remedial action should be taken.

Liquidity Risk Management

The goal of liquidity management is to enable the Group, even under adverse market conditions, to meet all its maturing repayment obligations on time and to fund all of its asset growth and strategic opportunities, without forced liquidation of its assets at short notice.

The Group funds its operations principally by accepting deposits from retail and corporate depositors. In addition, the Group may issue certificates of deposit to secure long-term funds. Funding may also be secured through adjusting the asset mix in the Group's investment portfolio. The Group deposits in the interbank market and uses the majority of funds raised to extend loans, to purchase debt securities or to conduct interbank placements.

The primary goal of the Group's asset and liability management strategy is to achieve optimal return while ensuring adequate levels of liquidity and capital within an effective risk control framework and ALCO is responsible for establishing these policy directives (including the liquidity contingency plan), and the RC sanctions the liquidity management policies. The Finance Department closely monitors the liquidity risk of the Group using cash flow analysis and by examining deposit stability, concentration risk, loan to deposits ratio and liquidity profile of the investment portfolio reports to the Management and ALCO regularly.

Operational Risk Management

Operational risk relates to the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events. An Operational Risk Management Division is set up within the RMD to oversee the entire operational risk management framework of BOCHK.

The Group has put in place an effective internal control process which requires the establishment of detailed policies and control procedures for all the key activities. Proper segregation of duties and independent authorisation are the fundamental principles followed by the Group. Business line management is responsible for managing and reporting operational risks specific to their business units on a day-to-day basis by identifying, assessing and controlling the risks inherent in business processes, activities and products. These are followed by periodic monitoring and ongoing review of changes by the RMD. The RMD formulates corporate-level policies and procedures concerning operational risk management which are approved by the RC. The RMD evaluates the operational risk profile, records operational risk data and reports operational risk issues to the RC and senior management.

Business continuity plans are in place to support business operations in the event of disasters. Adequate backup facilities are maintained and periodic drills are conducted. The Group also arranges insurance cover to reduce potential losses in respect of operational risk.

Capital Management

The major objective of capital management is to maximize total shareholders' return while maintaining a strong capital position. The Group periodically reviews its capital structure and adjusts the capital mix where appropriate to achieve the lowest overall cost of capital. The ALCO, with the assistance of the Finance Department, monitors the Group's capital adequacy. The Group has complied with all the statutory capital standards for all the periods presented in the report.

Stress Testing

The Group supplements the analysis of various types of risks with stress testing. Stress testing is a risk management tool for estimating the Group's risk exposures under stressed conditions arising from extreme but plausible market or macroeconomic movements. These tests are conducted on a regular basis and the results are reported.

Corporate Information

Board of Directors

Chairman
XIAO Gang#

Vice Chairmen
SUN Changji#
HE Guangbei

Directors
HUA Qingshan#
LI Zaohang#
ZHOU Zaiqun#
ZHANG Yanling#
FUNG Victor Kwok King*
KOH Beng Seng*
SHAN Weijian*
TUNG Chee Chen*
TUNG Savio Wai-Hok*
YANG Linda Tsao*

Non-executive Directors
* Independent Non-executive Directors

Senior Management

Chief Executive
HE Guangbei

Deputy Chief Executive
LAM Yim Nam

Chief Financial Officer
LEE Raymond Wing Hung

Deputy Chief Executive
GAO Yingxin

Chief Risk Officer
CHEUNG Alex Yau Shing

Chief Information Officer
LIU Peter Yun Kwan

Company Secretary
YEUNG Jason Chi Wai

Registered Office

52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong

Auditors

PricewaterhouseCoopers

Share Registrar

Computershare Hong Kong Investor Services Limited
46th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

ADS Depositary Bank

Citibank, N.A.
388 Greenwich Street
14th Floor
New York, NY 10013
United States of America

Website

www.bochk.com

Create values and deliver superior returns to shareholders









Board of Directors and Senior Management

Directors



Mr. XIAO Gang, Chairman

Aged 47, is Chairman of the Board of Directors and prior to March 2006, was Chairman of the Risk Committee of the Company and BOCHK. He is also a director of BOC (BVI) and BOCHKG. Mr. Xiao was Chairman and President of BOC from March 2003 to August 2004 and has since been Chairman of Bank of China Limited. Prior to joining BOC, Mr. Xiao joined People's Bank of China ("PBOC") in 1981 and had served various positions in PBOC, including Director of the Research Bureau, Head of the China Foreign Exchange Trading Center, Director of the Planning and Treasury Department, Assistant Governor and Director of the Monetary Policy Department, Assistant Governor and President of Guangdong Branch of PBOC and Director of the Guangdong Branch of the State Administration of Foreign Exchange. Mr. Xiao served as Deputy Governor of the PBOC from 1998 to 2003. He was also Chairman of China Association of Banks from June 2003 to December 2004. Mr. Xiao graduated from Renmin University of China with a master's degree in Law.



Mr. SUN Changji, Vice Chairman

Aged 63, is Vice Chairman of the Board of Directors and Chairman of the Nomination and Remuneration Committee of the Company and BOCHK. He is also a director of BOC (BVI) and BOCHKG. Mr. Sun was Vice Chairman of BOC from 2000 to 2004 and Executive Vice President of BOC from 1999 to 2004. He was concurrently the President of China Orient Asset Management Corporation from 1999 to 2001. In 2003, Mr. Sun was elected as a member of the Tenth National Committee of the Chinese People's Political Consultative Conference. Mr. Sun is a senior engineer (professor). He was the First Deputy Director-General of the State Administration of Machinery Industry of the PRC from 1998 to 1999 and Vice Minister of the Ministry of Machinery Industry of the PRC from 1993 to 1998. Prior to that, he was a Deputy Director-General of the Production Department of the Ministry of Machinery Industry from 1991 to 1993. Mr. Sun graduated from Tsinghua University in 1966 with a bachelor's degree.



Mr. HE Guangbei, Vice Chairman and Chief Executive

Aged 51, is Vice Chairman and Chief Executive with overall responsibility for the business and operations of BOCHK and a member of the Strategy and Budget Committee of the Company and BOCHK. He is also Chairman of Chiyu, Nanyang, Hong Kong Interbank Clearing Limited and HKICL Services Limited, and director of Hong Kong Note Printing Limited. He is the designated representative of BOCHK to the Hong Kong Association of Banks where he served as the presiding Chairman in 2005. He holds various public positions which include member of the HKMA Exchange Fund Advisory Committee and Banking Advisory Committee, member of the Executive Committee of the Hong Kong Government Commission on Strategic Development, Board member of Hong Kong Airport Authority, member of the Greater Pearl River Delta Business Council, adviser of the Hong Kong Chinese Enterprises Association and general committee member of the Hong Kong General Chamber of Commerce. Mr. He joined BOC in 1980 and since then, he had assumed various positions at BOC and had been posted to its New York Branch and Paris Branch. He was Managing Director of BOC from 1999 to 2004 and Executive Vice President from 2000 to 2003. Mr. He graduated from the Beijing Second Foreign Languages Institute in 1979 with a bachelor's degree and obtained a master's degree in international management studies from the University of Texas at Dallas in 1985.

Mr. HUA Qingshan, Non-executive Director



Aged 53, is a Non-executive Director and a member of the Risk Committee and Strategy and Budget Committee of the Company and BOCHK. Mr. Hua is also Executive Director and Executive Vice President of BOC. He was Chairman of BOC-CC from 1996 to 2005 and Executive Assistant President of BOC from 1994 to 1998. Mr. Hua graduated from Peking University in 1984 and obtained a master's degree from Hunan University in 1996.

Mr. LI Zaohang, Non-executive Director



Aged 50, is a Non-executive Director and a member of the Nomination and Remuneration Committee of the Company and BOCHK. Mr. Li is also the Chairman of BOC Insurance and Bank of China (Canada). He joined China Construction Bank ("CCB") in 1980 and had held various positions including Manager, Branch Manager, General Managers of various departments at CCB's Head Office and Executive Vice President. In 2000, Mr. Li joined BOC as Executive Vice President and has served as Managing Director and Executive Director successively. Mr. Li graduated from Nanjing University of Information Science and Technology.

Mr. ZHOU Zaiqun, Non-executive Director



Aged 53, is a Non-executive Director and a member of the Audit Committee and Strategy and Budget Committee of the Company and BOCHK. Mr. Zhou is currently an Executive Vice President of BOC and was a Managing Director of BOC from 2000 to 2004. He has over 20 years' experience in the banking industry. He was General Manager of the Industrial and Commercial Bank of China ("ICBC"), Beijing Branch from 1999 to 2000 and General Manager of the Planning and Financial Department of ICBC from 1997 to 1999. Mr. Zhou obtained a master's degree from Northeast Institute of Finance and Economics in 1996.

Mdm. ZHANG Yanling, Non-executive Director



Aged 54, is a Non-executive Director and a member of the Risk Committee of the Company and BOCHK. She is also Executive Vice President of BOC, Chairman of Bank of China (Hungary) Limited and Vice Chairman of BOCI. Mdm. Zhang has been Vice Chairman of ICC Commission on Banking Technique and Practice since 2003. Mdm. Zhang joined BOC in 1977. She was Executive Assistant President of BOC from 2000 to 2002. Mdm. Zhang was General Manager of BOC, Milan Branch from 2000 to 2001 and General Manager of the Legal Department of BOC from 2001 to 2002. She was Deputy General Manager of the Training Department of BOC from 1992 to 1997, General Manager of the Banking Department from 1997 to 2000 and Managing Director of BOC from 2000 to 2004. She graduated from Liaoning University in 1977 with a bachelor's degree and obtained a master's degree from Wuhan University in 1999.



Dr. FUNG Victor Kwok King, Independent Non-executive Director

Aged 60, is an Independent Non-executive Director and a member of the Audit Committee and Nomination and Remuneration Committee of the Company and BOCHK. Dr. Fung holds Bachelor and Master Degrees in Electrical Engineering from the Massachusetts Institute of Technology and a Doctorate in Business Economics from Harvard University. He is Chairman of the Li & Fung Group of companies including the publicly listed Li & Fung Limited, Integrated Distribution Services Group Limited and Convenience Retail Asia Limited. He is also an Independent Non-executive Director of PCCW Limited, Orient Overseas (International) Limited, Sun Hung Kai Properties Limited, CapitaLand Limited in Singapore and Baosteel Group Corporation in the PRC. In public service, Dr. Fung is Chairman of the Hong Kong Airport Authority, the Hong Kong University Council, the Greater Pearl River Delta Business Council and the Hong Kong – Japan Business Co-operation Committee. He is also a member of Chinese People's Political Consultative Conference and a member of the Executive Committee of the Commission on Strategic Development and Judicial Officers Recommendation Committee of the Hong Kong Government. From 1991 to 2000, he was Chairman of the Hong Kong Trade Development Council and from 1996 to 2003, he was the Hong Kong representative on the APEC Business Advisory Council. In 2003, the Government awarded Dr. Fung the Gold Bauhinia Star for distinguished services to the community.



Mr. KOH Beng Seng, Independent Non-executive Director

Aged 55, is an Independent Non-executive Director, Chairman of Risk Committee and a member of the Audit Committee of the Company and BOCHK. Mr. Koh is currently the Chief Executive Officer of Octagon Advisors Pte Ltd, a business and management consulting company based in Singapore. He is also a director of two Singaporean listed companies, namely, Singapore Technologies Engineering Ltd and Fraser and Neave Limited. Mr. Koh was deputy president of United Overseas Bank ("UOB") and a member of UOB's Executive Committee from 2000 to 2004. During this period, he was in charge of UOB's operations, delivery channels, information technology, corporate services, and risk management and compliance functions and played a key role in driving the successful integration of Overseas Union Bank and UOB in 2001. Prior to that, Mr. Koh has spent over 24 years at the Monetary Authority of Singapore where he made significant contributions to the development and supervision of the Singapore financial sector in his capacity as Deputy Managing Director, Banking & Financial Institutions Group. He has also served as a director of Chartered Semiconductor Manufacturing and as a part-time adviser to the International Monetary Fund. Mr. Koh holds a Bachelor of Commerce degree from Nanyang University in Singapore and a Master of Business Administration degree from Columbia University of the USA.



Mr. SHAN Weijian, Independent Non-executive Director

Aged 52, is an Independent Non-executive Director, Chairman of the Audit Committee and a member of the Nomination and Remuneration Committee of the Company and BOCHK. Mr. Shan is currently a Managing Partner of Newbridge Capital Limited and director of a number of companies, including Shenzhen Development Bank Co., Ltd., Baoshan Iron & Steel Company Limited, TCC International Holdings Limited, China Unicom Limited and Lenovo Group Limited. He was a Managing Director of JP Morgan, a director of Korea First Bank, an assistant professor at the Wharton School of the University of Pennsylvania and an Investment Officer at the World Bank in Washington DC. Mr. Shan graduated from the Beijing Institute of Foreign Trade with a major in English in 1979. He obtained a master's degree in business administration from the University of San Francisco in 1981, and received a Master of Arts degree in economics and a PhD degree in business administration from the University of California at Berkeley in 1984 and 1987 respectively.

Mr. TUNG Chee Chen, Independent Non-executive Director



Aged 63, is an Independent Non-executive Director and a member of the Audit Committee and Nomination and Remuneration Committee of the Company and BOCHK. Mr. Tung is also the Chairman and Chief Executive Officer of Orient Overseas (International) Limited. He is an Independent Non-executive Director of a number of listed companies, including Zhejiang Expressway Company Limited, PetroChina Company Limited, Wing Hang Bank Limited, U-Ming Marine Transport Corp., Sing Tao News Corporation Limited and Cathay Pacific Airways Limited. Mr. Tung was educated at the University of Liverpool, United Kingdom, where he obtained a bachelor's degree in science in 1964. He later obtained a master's degree in mechanical engineering from the Massachusetts Institute of Technology in 1966.

Mr. TUNG Savio Wai-Hok, Independent Non-executive Director



Aged 54, is an Independent Non-executive Director and a member of the Audit Committee, Risk Committee and Strategy and Budget Committee of the Company and BOCHK. Mr. Tung was one of the founding partners and is currently Managing Director at the investment firm Investcorp. He is also the Head of Technology Investment Group. Before joining Investcorp in 1984, he worked for Chase Manhattan Bank for about 11 years, holding various positions in its front, middle and back offices and served in its offices in New York, Bahrain, Abu Dhabi and London. Mr. Tung had served on the boards of many of Investcorp portfolio companies, including Club Car, Circle K, Saks Fifth Avenue, Simmons Mattresses, Star Market, Stratus Computer, CSK Auto and Utimaco. He is currently a board member of Vaultus, Wireless Telecom Group and Viewlocity. He is also a board member and treasurer of the Aaron Diamond AIDS Research Center, an affiliate of Rockefeller University and a board member of the Committee of 100. Mr. Tung holds a BSc in Chemical Engineering from Columbia University of New York. He is a trustee of Columbia University. He is also on the board of the Columbia Investment Management Company and chairs the Finance Committee of Columbia University and is a member of the Columbia University Medical Center ("Health Science") Committee.

Mdm. YANG Linda Tsao, Independent Non-executive Director



Aged 79, is an Independent Non-executive Director of the Company and BOCHK. She is also a member of the Audit Committee and Nomination and Remuneration Committee and Chairlady of Strategy and Budget Committee of the Company and BOCHK. Mdm. Yang currently chairs the Asian Corporate Governance Association (ACGA), a non-profit organisation based in Hong Kong committed to promoting sound corporate governance practices among Asian business enterprises. She also serves on various public organisations. Mdm. Yang was appointed by President Clinton as Ambassador and U.S. Executive Director to the Asian Development Bank ("ADB") from 1993 to 1999. Upon her retirement in 1999, the then U.S. Secretary of the Treasury presented her with the Distinguished Service Award of the Treasury Department for her contributions at ADB during her tenure of office. Before that, she had served in various public capacities including, California's Savings and Loan Commissioner and Vice President of the Board of Administration of the Public Employees' Retirement System of the State of California (CalPERS) and Vice Chairman of its Investment Committee. Mdm. Yang graduated from St. John's University in Shanghai and earned her Master of Philosophy degree (Economics) from Columbia University of New York.

Senior Management



Mr. LAM Yim Nam, Deputy Chief Executive

Aged 53, is the Deputy Chief Executive responsible for the retail banking strategic business unit of the Group and the General Manager of the Retail Banking Department of BOCHK. He is also a Director of BOC-CC. Mr. Lam has over 20 years' experience in the banking industry. From 1989 to 1998, he was Deputy General Manager of the Kwangtung Provincial Bank, Hong Kong Branch. Mr. Lam was Deputy General Manager of BOC, Hong Kong Branch from 1998 to 1999, and Acting General Manager of the National Commercial Bank, Hong Kong Branch from 2000 to 2001. Mr. Lam graduated from the Chinese University of Hong Kong with a bachelor's degree and a master's degree in business administration.



Mr. LEE Raymond Wing Hung, Chief Financial Officer

Aged 56, is the Chief Financial Officer of the Group. Mr. Lee is a fellow of the Association of Chartered Certified Accountants and an associate of the Hong Kong Institute of Certified Public Accountants. He has over 30 years' of extensive international banking exoerience acquired both locally and overseas. Prior to joining the Group, Mr. Lee was a Director, Alternate Chief Executive and Managing Director of CITIC International Financial Holdings Limited from 2002 to 2003, and was a Director and Chief Executive of the Hong Kong Chinese Bank from 1999 to 2002. He was seconded by the Bank of New York in 1992 to serve as a Director and Alternate Chief Executive of Wing Hang Bank and had remained in that capacity until 1999. While serving in Wing Hang, Mr. Lee was concurrently a Senior Vice President and Managing Director of the Bank of New York, where he had served in different capacities in New York and Toronto since 1982. Prior to 1982, he had worked for Bank of America for 8 years in various positions in different Asian and North American cities.



Mr. GAO Yingxin, Deputy Chief Executive

Aged 43, is the Deputy Chief Executive in charge of the Group's corporate banking business. Before joining BOCHK, he was President and Chief Operating Officer of BOCI. Mr. Gao joined the BOC Group in 1986 where he began working on financing projects for various industries at BOC's Head Office in Beijing. In 1999, he became General Manager of Corporate Banking at BOC Head Office where he was responsible for managing and building BOC Group's customer relationships with and global financing for multinational corporations and premium domestic clients in the mainland of China. He was also in charge of BOC's major financing projects. From 1995 to 1996, he worked for the Finance Department of Northern Telecom (Nortel) Head Office in Canada. Mr. Gao graduated from the East China University of Science and Technology in Shanghai with a master's degree in engineering in 1986.

Mr. CHEUNG Alex Yau Shing, Chief Risk Officer



Aged 44, is the Chief Risk Officer of the Group. He is in charge of the Group's overall risk management function, overseeing BOCHK's Risk Management Department, Legal and Compliance Department and Special Assets Management Department. Mr. Cheung has more than 20 years of experience in banking and accounting. Before joining BOCHK, he had worked for Hang Seng Bank for more than 9 years, during which he had assumed various positions including Assistant General Manager and Chief Credit Officer, Head of Credit Risk Management Department and Head of Audit Department. Before joining Hang Seng Bank, he was Vice President and Audit Manager of Chase Manhattan Bank. He had also served the Hong Kong Government and KPMG as Audit Examiner and Accountant respectively. Mr. Cheung graduated from the University of Hong Kong in 1984 with a Bachelor of Social Sciences Degree in Economics and Management Studies. He is a fellow of the Chartered Association of Certified Accountants and a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants.

Mr. LIU Peter Yun Kwan, Chief Information Officer



Aged 54, is the Chief Information Officer of the Group. Reporting to the Chief Financial Officer, he is in charge of the Group's Information Technology Department. Mr. Liu has more than 34 years of experience in IT and financial services. He was previously Sector Head – Business Consulting Services (Financial Services Sector) of IBM China/Hong Kong Limited. Mr. Liu had also acted as Regional Chief Operating Officer of UBS Warburg, Managing Director and Asia Pacific Chief Operating Officer of UBS Private Banking and Global Business Technology Officer of UBS Private Banking – Asia, USA and the UK and Vice President with Chase Manhattan Bank, N.A. Before joining UBS, he had held other senior positions in information technology, operations and business management at Citibank, Hong Kong Productivity Council and John Swire & Sons (Hong Kong) Limited respectively.

Mr. YEUNG Jason Chi Wai, Company Secretary



Aged 51, is the Company Secretary of the Company and BOCHK and Head of Investor Relations of the Group. He is also Company Secretary of BOC. Mr. Yeung has over 10 years' experience practising corporate and commercial law. Prior to joining the BOC Group in 2001, Mr. Yeung was General Counsel and director of China Everbright Limited and a partner of Woo, Kwan, Lee & Lo. He has also served at the Securities and Futures Commission in Hong Kong. Mr. Yeung is a member of the Inland Revenue Board of Review and the Juries Sub-committee of the Hong Kong Law Reform Commission. Mr. Yeung was educated at the University of Hong Kong where he obtained a bachelor's degree in social sciences. Mr. Yeung later graduated from The College of Law, United Kingdom and further obtained a bachelor's degree in law from the University of Western Ontario, Canada and a master's degree in business administration from the Richard Ivey School of Business of the University of Western Ontario, Canada.

Report of the Directors

The Directors are pleased to present their report together with the audited consolidated accounts of the Company and its subsidiaries for the year ended 31 December 2005.

Principal Activities

The principal activities of the Group are the provision of banking and related financial services. An analysis of the Group's performance for the year by business segments is set out in Note 52 to the accounts.

Results and Appropriations

The results of the Group for the year are set out in the consolidated profit and loss account on page 79.

The Board has recommended a final dividend of HK$0.480 per share, amounting to approximately HK$5,075 million, subject to the approval of shareholders at the forthcoming Annual General Meeting to be held on Friday, 26 May 2006. If approved, the final dividend will be paid on Tuesday, 30 May 2006 to shareholders whose names appear on the Register of Members of the Company on Tuesday, 23 May 2006. Together with the interim dividend of HK$0.328 per share declared in August 2005, the total dividend payout for 2005 would be HK$0.808 per share.

Closure of Register of Members

The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the final dividend, from Thursday, 18 May 2006 to Tuesday, 23 May 2006 (both days inclusive), during which period no transfer of shares will be registered. In order to rank for the final dividend, shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 17 May 2006. Shares of the Company will be traded ex-dividend as from Tuesday, 16 May 2006.

Reserves

Details of movements in the reserves of the Group are set out in the consolidated statement of changes in equity on page 82.

Donations

Charitable and other donations made by the Group during the year amounted to approximately HK$6 million.

Fixed Assets

Details of movements in fixed assets of the Group are set out in Note 36 to the accounts.

Share Capital

Details of the share capital of the Company are set out in Note 45 to the accounts.

As at the latest practicable date prior to the issue of this Annual Report and based on publicly available information, the public float of the Company was approximately 34%. The Directors consider that there is sufficient public float in the shares of the Company.

Distributable Reserves

Distributable reserves of the Company as at 31 December 2005, calculated under section 79B of the Hong Kong Companies Ordinance, amounted to approximately HK$5,909 million.

Five-year Financial Summary

A summary of the results, assets and liabilities of the Group for the last five years is set out on insert.

Directors

The present Directors of the Company are set out on page 41. The biographical details of the Directors and senior management are set out on pages 44 to 49 of this Annual Report. The term of office for each Non-executive Director is approximately three years.

Mr. Tung Savio Wai-Hok and Mr. Koh Beng Seng were appointed as Independent Non-executive Directors of the Company on 1 December 2005 and 23 March 2006 respectively. Further, Mr. Anthony Neoh has resigned as the Senior Adviser to the Board of Directors of the Company with effect from 1 January 2006.

Article 103 of the Company's Articles of Association provides that any director appointed by the Board shall hold office only until the next annual general meeting of the Company, but shall be eligible for re-election at such meeting. Accordingly, Mr. Tung Savio Wai-Hok and Mr. Koh Beng Seng, being directors so appointed, shall retire at the forthcoming annual general meeting and, being eligible, offer themselves for election.

Further, in accordance with Article 98 of the Company's Articles of Association, at each annual general meeting, one-third of the Directors or the nearest number to but not less than one-third of the Directors shall retire from office by rotation and be eligible for re-election. Accordingly, Messrs. Xiao Gang, He Guangbei, Li Zaohang and Shan Weijian will retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

Each of the retiring Independent Non-executive Directors, namely, Messrs. Koh Beng Seng, Shan Weijian and Tung Savio Wai-Hok, has given a written confirmation of his independence to the Company. Based on such confirmation and the information available to the Board, and by reference to the "Policy on Independence of Directors" adopted by the Board in 2005 which sets out more stringent independence criteria than those contained in the Listing Rules, the Board considers that Messrs. Koh, Shan and Tung are independent. Further, in view of their extensive knowledge and experience, the Board believes that their election or re-election (as the case may be) is in the best interests of the Company and the shareholders as a whole.

Directors' Service Contracts

No Director offering for re-election at the forthcoming Annual General Meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without payment of compensation other than the normal statutory compensation.

Directors' Interests in Contracts of Significance

No contracts of significance, in relation to the Group's business to which the Company, its holding companies, or any of its subsidiaries or fellow subsidiaries was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' Interests in Competing Business

Messrs. Xiao Gang, Hua Qingshan and Li Zaohang are directors of BOC and Mr. Anthony Neoh, the Senior Adviser to the Board (resigned effective on 1 January 2006), is an Independent Non-executive Director of BOC. Mr. Zhou Zaiqun and Mdm. Zhang Yanling are members of the senior management of BOC. BOC is the Company's controlling shareholder, which was re-organised into a joint stock company and changed its name to Bank of China Limited in August 2004. Messrs. Sun Changji, He Guangbei and Zhou Zaiqun and Mdm. Zhang Yanling were directors of BOC prior to its re-organisation.

BOC is a joint stock limited liability commercial bank in the Mainland of China providing a full range of commercial banking and other financial services through its associates throughout the world. Certain of the Group's operations overlap with and/or are complementary to those of BOC and its associates. To the extent that BOC or its associates compete with the Group, the Directors believe that the Group's interests are adequately protected by good corporate governance practices and the involvement of the Independent Non-executive Directors.

Further, the Board's mandate also expressly provide that unless permissible under applicable laws or regulations, if a substantial shareholder or a Director has a conflict of interest in the matter to be considered by the Board, the matter shall not be dealt with by way of written resolutions, but a Board meeting attended by Independent Non-executive Directors who have no material interest in the matter shall be held to deliberate on the same.

Save as disclosed above, none of the Directors is interested in any business apart from the Group's business, which competes or is likely to compete, either directly or indirectly, with the Group's business.

Directors' Rights to Acquire Shares

On 5 July 2002, the following Directors were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) existing issued shares of the Company at a price of HK$8.50 per share. These options have a vesting period of four years from 25 July 2002 with a valid exercise period of ten years. Twenty-five percent of the shares subject to such options will vest at the end of each year.

Particulars of the outstanding options granted to the Directors under the Pre-Listing Share Option Scheme as at 31 December 2005 are set out below:

				Number of share options					
	Date of grant	Exercise price (HK$)	Exercisable Period	Granted on 5 July 2002	Balances as at 1 January 2005	Exercised during the year	Surrendered during the year	Lapsed during the year	Balances as at 31 December 2005
SUN Changji	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,590,600	1,590,600	–	–	–	1,590,600
HE Guangbei	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,084,500	–	–	–	1,084,500
HUA Qingshan	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
LI Zaohang	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
ZHOU Zaiqun	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
ZHANG Yanling	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
Total				8,820,600	8,459,100	–	–	–	8,459,100

Save as disclosed above, at no time during the year was the Company, its holding companies, or any of its subsidiaries or fellow subsidiaries a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Directors' and Chief Executive's Interests in Shares, Underlying Shares and Debentures

Save as disclosed above, as at 31 December 2005, none of the Directors or Chief Executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

Substantial Interests in Share Capital

The register maintained by the Company pursuant to section 336 of the SFO recorded that, as at 31 December 2005, the following corporations had the following interests (as defined in the SFO) in the Company set opposite their respective names:

Name of Corporation	No. of shares of HK$5 each in the Company (% of total issued shares)	
Central SAFE	6,974,414,229	(65.97%)
BOC	6,974,414,229	(65.97%)
BOCHKG	6,958,973,925	(65.82%)
BOC (BVI)	6,958,973,925	(65.82%)

Notes:

1. Following the reorganisation of BOC in August 2004, Central SAFE holds controlling equity capital of BOC on behalf of the State. Accordingly, for the purpose of the SFO, Central SAFE is deemed to have the same interests in the Company as BOC.
2. BOC holds the entire issued share capital of BOCHKG, which in turn holds the entire issued share capital of BOC (BVI). Accordingly, BOC and BOCHKG are deemed to have the same interests in the Company as BOC (BVI) for the purpose of the SFO.
3. BOC (BVI) beneficially held 6,958,406,556 shares of the Company. BOC (BVI) also holds 93.64% of the issued share capital of Hua Chiao which is in members' voluntary winding-up and which had an interest in 567,369 shares of the Company.
4. BOC holds the entire issued share capital of BOC Insurance, which in turn holds the entire issued share capital of BOC Life. Accordingly, for the purpose of the SFO, BOC is deemed to have the same interests in the Company as BOC Insurance and BOC Life, each of which had an interest in 5,700,000 shares of the Company.
5. BOC holds the entire issued share capital of BOCI, which in turn holds the entire issued share capital of BOCI Financial Products Limited. Accordingly, BOC is deemed to have the same interests in the Company as BOCI Financial Products Limited which had an interest in 521,464 shares of the Company and an interest in 3,518,840 shares held under physically settled equity derivatives.

All the interests stated above represented long positions. Save as disclosed above, as at 31 December 2005, no other interests or short positions were recorded in the register maintained by the Company under section 336 of the SFO.

Management Contracts

No contracts concerning the management or administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Share Options

Pursuant to written resolutions of all the Company's shareholders passed on 10 July 2002, the Company has approved and adopted two share option schemes, namely, the Share Option Scheme and the Sharesave Plan. No options have been granted by the Company pursuant to the Share Option Scheme or the Sharesave Plan during the year.

The following is a summary of the Share Option Scheme and the Sharesave Plan disclosed in accordance with the Listing Rules:

	Share Option Scheme	Sharesave Plan
Purpose	To provide the participants with the opportunity to acquire proprietary interests in the Company, to attract and retain the best available personnel, to encourage and motivate the participants to work towards enhancing the value of the Company and its shares, to allow the participants to participate in the growth of the Company and to align the interests of the Company's shareholders with those of the participants.	To encourage broad-based employee ownership of the Company's shares, to increase employee awareness and participation in the Company's share price performance, to provide employees with an additional vehicle for asset accumulation and to align the interests of all employees with those of the Company's shareholders.
Participants	Subject to compliance with applicable laws, any full-time or part-time employee, executive or officer of the Group, executive or non-executive director of the Group, or full-time or part-time employee, executive, officer or director of BOC or any of its subsidiaries serving as a member of any committee of the Group.	Any employee, executive, officer or director of the Group, having such qualifying period of service (if any) as the Board may determine from time to time and not having been granted any options under the Share Option Scheme.
Total number of shares available for issue and percentage of issued share capital as at 31 December 2005	The maximum number of shares in respect of which options may be granted under the Share Option Scheme, the Sharesave Plan and any other share option schemes and savings-based share option plans of any company in the Group (the "Other Schemes and Plans") shall not in aggregate exceed 10% of the shares in issue on 10 July 2002, that is, 1,057,278,026 shares.	Same as Share Option Scheme.
Maximum entitlement of each participant	The total number of shares issued and to be issued upon the exercise of the options granted and to be granted to any one participant under the Share Option Scheme and the Other Schemes and Plans (including exercised, cancelled and outstanding options) in any twelve-month period up to and including the date of grant shall not exceed 1% of the shares in issue from time to time.	The maximum number of shares (rounded down to the next whole number) which can be paid for at the exercise price with monies equal to the aggregate of the savings contributions the participant has undertaken to make by the Maturity Date (defined as below) and interest which may be accrued thereon. Provided that the total number of shares issued and to be issued upon the exercise of the options granted and to be granted to any one participant under the Sharesave Plan and the Other Schemes and Plans (including exercised, cancelled and outstanding options) in any twelve-month period up to and including the date of grant shall not exceed 1% of the shares in issue from time to time. The amount of the monthly contribution to be made by a participant shall not be less than 1% and not more than 10% of the participant's monthly salary or such other maximum or minimum amounts as permitted by the Board.
Period within which the shares must be taken up under an option	Such period as shall be prescribed by the directors and specified in the letter of offer.	The thirty-day period (excluding the anniversary days) immediately after the first and second anniversary days from the date of grant or such other date as determined by the Board, or the thirty-day period immediately after the third anniversary of the date of grant or such other date as determined by the Board (the "Maturity Date"), or such other period(s) as may be determined by the Board.
Minimum period for which an option must be held before it can be exercised	Such minimum period as shall be prescribed by the directors and specified in the letter of offer.	One year.
(a) Amount payable on acceptance of the option	(a) HK$1.00	(a) HK$1.00
(b) Period within which payments or calls must or may be made	(b) Payment or an undertaking to make payment on demand of the Company must be received by the Company within the period open for acceptance as set out in the letter of offer which shall not be less than 7 days after the offer date.	(b) Payment or an undertaking to make payment on demand of the Company must be received by the Company not later than the date specified in the letter of invitation as the directors may determine.
(c) The period within which loans for such purposes must be repaid	(c) Not applicable.	(c) Not applicable.
Basis of determining the exercise price	The exercise price is determined on the date of grant by the directors and shall not be less than the highest of: (a) the nominal value of the Company's shares; (b) the closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; and (c) the average closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant.	Same as Share Option Scheme.
Remaining life	The Share Option Scheme shall remain in force for a period of ten years commencing on the first day of dealings in the Company's shares on the Stock Exchange which was 25 July 2002.	The Sharesave Plan shall remain in force for a period of ten years after the date of approval and adoption of the Sharesave Plan by the Company's shareholders which was 10 July 2002.

Please refer to the section "Directors' Rights to Acquire Shares" for details of the options granted by BOC (BVI) over shares of the Company pursuant to the Pre-Listing Share Option Scheme.

Purchase, Sale or Redemption of The Company's Shares

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

Compliance with "Code on Corporate Governance Practices"

The Company is in full compliance with all the code provisions set out in the "Code on Corporate Governance Practices" contained in Appendix 14 of the Listing Rules and that it also complies with nearly all the recommended best practices set out in the said Code. For further details, please refer to the "Corporate Governance Report" contained in this Annual Report.

Major Customers

During the year, the five largest customers of the Group accounted for less than 30% of the total of interest income and other operating income of the Group.

Connected Transactions

The Independent Non-executive Directors have reviewed the transactions which the Company disclosed in a public announcement on 4 January 2005 and confirmed that these transactions were:

(i) entered into in the ordinary and usual course of business of the Group;

(ii) conducted either on normal commercial terms or, if there were not sufficient comparable transactions to judge whether they were on normal commercial terms, were on terms that were fair and reasonable so far as the Company's shareholders are concerned;

(iii) entered into either in accordance with the terms of the agreements governing such transactions or (where there were no such agreements) on terms no less favourable than those available to or from independent third parties, as applicable; and in each case where an annual cap had been set, that such cap was not exceeded.

Audit Committee

The Audit Committee consists only of Non-executive Directors, the majority of whom are Independent Non-executive Directors. It is chaired by Independent Non-executive Director Mr. Shan Weijian. Other members include Mr. Zhou Zaiqun, Dr. Fung Victor Kwok King, Mr. Tung Chee Chen, Madam Linda Tsao Yang and Mr. Savio Wai-Hok Tung.

Based on the principle of independence, the Audit Committee assists the Board in monitoring the financial reports, internal control, internal audit and external audit of the Group.

Budgetary Discipline and Reporting

The annual budget of the Group is reviewed and approved by the Board of Directors prior to its implementation by the Management. Financial and business targets are allocated to departments and subsidiaries. There are defined procedures for the appraisal, review and approval of major capital and recurring expenditures. Proposed significant expenditures outside the approved budget will be referred to the Board or the relevant Board committee for decision. Financial performance against targets is reported to the Board regularly. Should significant changes arise in relation to the operations, a revised financial forecast will be submitted to the Board for review and approval in a timely manner.

Compliance with the Guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions"

The accounts for the year ended 31 December 2005 fully comply with the requirements set out in the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA.

Auditors

The accounts have been audited by PricewaterhouseCoopers. A resolution for their re-appointment as auditors for the ensuing year will be proposed at the forthcoming Annual General Meeting.

On behalf of the Board



XIAO Gang
Chairman

Hong Kong, 23 March 2006

The Company is **committed to maintaining and upholding good corporate governance** in order to protect the interests of shareholders, customers and staff. In addition to abiding strictly by the laws and regulations of the jurisdiction where it operates and observing the guidelines and rules issued by regulatory authorities such as the Hong Kong Monetary Authority, the Hong Kong Securities and Futures Commission and the Stock Exchange of Hong Kong, the Company also constantly reviews its corporate governance practices, with a view to conforming to international and local best practices.

Having regard to "The Code on Corporate Governance Practices" (the "Code") contained in Appendix 14 of the Listing Rules which came into effect on 1 January 2005, the Company has since the beginning of 2005 proceeded to make further refinements that were deemed necessary. In this connection, the responsibilities at both the Board and the Management levels were delineated and the detailed timetable for follow-up work and completion was also clearly marked out. The Company is pleased to report that it is **in full compliance with all the code provisions** and that it also **complies with nearly all the recommended best practices** set out in the Code.

Corporate Governance Framework

The **Board is at the core of the Company's corporate governance framework,** and there is **clear division of responsibilities between the Board and the Management.** The Board is responsible for providing high-level guidance and effective oversight of the Management. Generally, the Board is responsible for:

- formulating the Group's long term strategy and monitoring the implementation thereof;
- reviewing and approving the annual business plan and financial budget;
- approving the annual and interim reports;
- reviewing and monitoring risk management and internal control;
- ensuring good corporate governance and compliance; and
- monitoring the performance of the Management.

The Board authorises the Management to carry out the strategies that have been approved. The Management reports to the Board and is responsible for the day-to-day operation of the Group. The Board has formulated clear written guidelines, which stipulate the circumstances under which the Management should report to and obtain prior approval from the Board before making decisions or entering into any commitments on behalf of the Group. The Board will regularly review these guidelines.

To avoid the concentration of power in any one individual, the **positions of the Chairman and the Chief Executive are held by two different individuals.** Their roles are distinct and are clearly established and stipulated in the Board's Mandate. In short, the Chairman is responsible for ensuring that the Board properly discharges its responsibilities and conforms to good corporate governance practices and procedures. As the Chairman of the Board, he is also responsible for making sure that all Directors are properly briefed on issues arising at the board meetings, and that all Directors receive accurate, timely and clear information. The Chief Executive is responsible for providing leadership for the whole Management and implementing the important policies and development strategies approved by the Board.

Taking into consideration market practices and international best practices in corporate governance, **the Board has established four standing Board Committees** to assist it in carrying out its responsibilities. They are the Audit Committee, Nomination and Remuneration Committee, Risk Committee, and Strategy and Budget Committee. The Audit Committee has also set up the Legal and Compliance Committee as a sub-committee to assist it in discharging its responsibility for monitoring the Group's compliance with applicable laws and regulations. In addition, the Board will, as necessary, authorise an independent board committee comprising all the independent non-executive Directors to review, approve and monitor connected transactions (including the continuing connected transactions) that should be approved by the Board. During the year, three ad hoc committees were set up to assist the Board in undertaking special assignments and to report back to the Board or a relevant Board Committee.

Each of the Board Committees has a well-defined mandate. The Board Committees make recommendations to the Board on relevant matters within their terms of reference, or make decisions under appropriate circumstances within the power delegated by the Board. Apart from the aforesaid, respective secretarial departments are assigned to all the Board Committees to ensure that each has adequate resources to discharge its responsibilities properly and effectively. According to their mandates, **the Board and the Board Committees will review and evaluate their respective work process and effectiveness on an annual basis.**

The following chart sets out the Company's corporate governance framework.


Risk Committee
The Board of Directors
Strategy & Budget Committee
Nomination & Remuneration Committee
Audit Committee
Management
Legal & Compliance Committee

The Company's corporate website (www.bochk.com) contains detailed information on the Company's corporate governance principles and framework, the composition of the Board and Board Committees and a summary of their respective terms of reference, shareholders' rights and the Company's Fair Disclosure Policy.

Board of Directors

The majority of the Board is made up of non-executive Directors and independent non-executive Directors, and the Board was assisted by a Senior Adviser. This structure ensures the independence and objectivity of the Board's decision-making process as well as the thoroughness and impartiality of the Board's oversight of the Management. The Board acts honestly and in good faith. Its decisions are made objectively and in the best interests of the Group, with a view to maximising long-term shareholder value and fulfilling its corporate responsibility to other stakeholders of the Group.

The Board currently has 13 members, comprising six independent non-executive Directors, six non-executive Directors and one executive Director. Mr. Tung Savio Wai-Hok and Mr. Koh Beng Seng were appointed independent non-executive Directors of the Board with effect from 1 December 2005 and 23 March 2006 respectively. The Senior Adviser to the Board, Mr. Neoh Anthony Francis, who is also an independent non-executive director of BOC, the controlling shareholder of the Company, has resigned from the Board with effect from 1 January 2006 in order to avoid any possible conflict of interest. The Board thanks Mr. Neoh for his outstanding contribution during his tenure. Save as disclosed above, there were no other changes to the composition of the Board up to the date of this report.

All Directors possess extensive experience in banking and management, and nearly half of them are independent non-executive Directors, of whom several are in possession of financial management expertise. During the year, the Board approved the **"Policy on Independence of Directors"**, some provisions of which are even more stringent than Rule 3.13 of the Listing Rules. The Company has received from each of the independent non-executive Directors an annual confirmation of his/her independence by reference to the Policy. On the basis of these confirmations and information available to it, the Company still considers all of them to be independent. Biographical details of the Directors are set out in the "Board of Directors and Senior Management" section of this Annual Report and the Company's website at www.bochk.com.

All the existing **non-executive Directors and independent non-executive Directors** of the Company have been **appointed for a fixed term, with formal letters of appointment** setting out the key terms and conditions of their appointment. Pursuant to the Articles of Association, all Directors, including the Chairman, Vice Chairmen and Chief Executive, shall retire by rotation at least once every three years at annual general meetings and be eligible for re-election. All Directors appointed by the Board are subject to election by shareholders at the first general meeting following their appointment. In 2005, the Board authorised the Nomination and Remuneration Committee to establish a process for the appointment of independent non-executive Directors to ensure that the appointment procedures are standardised and transparent.

There is **no relationship (including financial, business, family or other material/relevant relationship(s)) among the Board members.** Messrs. Xiao Gang, Hua Qingshan and Li Zaohang are directors of BOC. Mr. Zhou Zaiqun and Mdm. Zhang Yanling are members of the senior management of BOC. Messrs. Sun Changji, He Guangbei and Zhou Zaiqun and Mdm. Zhang Yanling were directors of BOC prior to its re-organisation in August 2004. It is expressly provided in the Board's Mandate that, unless permissible under applicable laws or regulations, if a substantial shareholder or Director has a conflict of interest in the matter to be considered by the Board, a Board meeting attended by independent non-executive Directors who have no material interest in the matter shall be held to deliberate on the same.

The Company has arranged for appropriate **Directors' Liability Insurance Policy** to indemnify the Directors for liabilities arising out of corporate activities. The coverage and the sum insured under the policy are reviewed on an annual basis.

To ensure that the newly appointed Directors have adequate understanding of the Company's business and operation, and to enable current Directors to update their skills and knowledge on a regular basis so that they can continually make relevant contribution to the Board with comprehensive information, the Board has set up a system for the **initial induction and ongoing professional development of the Directors.** In 2005, in view of the increasing importance of risk management to a financial institution, the Board invited a distinguished speaker with extensive experience in risk management to introduce the concept and model of "Enterprise Risk Management" to the Board members so as to enhance their knowledge and skills in this respect.

Six Board meetings were held during the year with an average attendance rate of 93%. The meeting schedule had been prepared and approved by the Board in the preceding year. In general, Board agenda and meeting materials are despatched to all Board members for review at least seven days before the meetings. Board agenda is approved by the Chairman following consultation with other Board members and the Management. Beginning from 2005, the Chairman will meet all non-executive Directors (including independent non-executive Directors) in the absence of executive Directors and the Management at least once in a year. This practice has been incorporated in the amended Working Rules of the Board. Individual attendance records of the relevant Directors in 2005 are set out as follows:

Director	Number of Board meetings attended	Attendance rate
Non-executive Directors		
Mr. XIAO Gang (Chairman)	5 out of 6	83%
Mr. SUN Changji (Vice Chairman)	6 out of 6	100%
Mr. HUA Qingshan	5 out of 6	83%
Mr. LI Zaohang	5 out of 6	83%
Mr. ZHOU Zaiqun	5 out of 6	83%
Mdm. ZHANG Yanling	6 out of 6	100%
Independent Non-executive Directors		
Dr. FUNG Victor Kwok King	6 out of 6	100%
Mr. SHAN Weijian	6 out of 6	100%
Mr. TUNG Chee Chen	5 out of 6	83%
Mr. TUNG Savio Wai-Hok (Note)	N/A	N/A
Mdm. YANG Linda Tsao	6 out of 6	100%
Executive Director		
Mr. HE Guangbei (Vice Chairman and Chief Executive)	6 out of 6	100%

Note: Mr. Savio Tung was appointed independent non-executive director on 1 December 2005, and no Board meeting was held in 2005 thereafter.

Audit Committee

As at the end of 2005, the Audit Committee had six members comprising one non-executive Director and five independent non-executive Directors. With the appointment of Mr. Koh Beng Seng as independent non-executive Director and member of the Audit Committee, which was approved by the Board on 23 March 2006, the Audit Committee now has seven members, six of whom are independent non-executive Directors (representing 86% thereof). The Committee is chaired by Mr. Shan Weijian, an independent non-executive Director.

The Committee assists the Board in fulfilling its oversight role over the Company and its subsidiaries in, among others, the following areas:

- integrity of accounts and financial reporting process;
- internal control systems;
- effectiveness of internal audit function and performance appraisal of the head of internal audit;
- appointment of external auditors and assessment of their qualifications, independence and performance and, with authorisation of the Board, determination of their remuneration;
- periodic review and annual audit of the Company's and the Group's accounts;
- compliance with applicable accounting standards as well as legal and regulatory requirements on financial disclosures;
- review and handle major risk event; and
- corporate governance framework of the Group and implementation thereof.

The work performed by the Audit Committee in 2005 included the review and, where applicable, approval of:

- the Company's Directors' Report and financial statements for the year ended 31 December 2004 and the annual results announcement that were recommended to the Board for approval;
- the Company's interim financial statements for the six months ended 30 June 2005 and the interim results announcement that were recommended to the Board for approval;
- the audit report and report on internal control recommendations submitted by the external auditors, and the on-site examination report issued by regulators;
- the re-appointment of external auditors, the audit fees payable to external auditors for the annual audit and interim review;
- the Group's internal audit plan for 2005 and key areas identified;
- the deployment of human resources and pay level of the Internal Audit, and the Department's budget for 2005; and
- the performance appraisal of the Head of Internal Audit.

During this year, the Audit Committee and the Board approved the "**Policy on Staff Reporting of Irregularities**" of the Group. Under the policy, employees of the Group can report any significant potential issues concerning the Group's business or other areas through appropriate channels without fear of unfair treatment. To enhance and ensure the independence of external auditors, the Audit Committee and the Board approved the "**Policy on External Auditors**", which ensures that the Committee can effectively discharge its monitoring responsibility in respect of the recruitment, qualifications, independence and performance appraisal of external auditors.

In addition, pursuant to paragraph C.2 of the Code, the Audit Committee conducted an annual review of the effectiveness of the internal control systems of the Group in 2005. This review covered all material controls, including financial, operational and compliance controls as well as risk management. Upon completion of the review, **the Audit Committee considered that the key areas of the Group's internal control systems are reasonably implemented**, which provide prevention of material misstatement or loss, safeguard the Group's assets, maintain appropriate accounting records, ensure compliance with applicable laws and regulations, as well as fulfill the requirements of the Code regarding internal control systems in general. For detailed information on this topic, please refer to the "Internal Control" section below.

Six Audit Committee meetings were held during the year with an average attendance rate of 90%. Individual attendance records of the relevant Directors are set out as follows:

Director	Number of committee meetings attended	Attendance rate
Mr. SHAN Weijian (Chairman)	6 out of 6	100%
Mr. ZHOU Zaiqun	4 out of 6	67%
Dr. FUNG Victor Kwok King	6 out of 6	100%
Mr. TUNG Chee Chen	5 out of 6	83%
Mdm. YANG Linda Tsao	6 out of 6	100%
Mr. TUNG Savio Wai-Hok (Note)	N/A	N/A

Note: Mr. Savio Tung was appointed a member of the Audit Committee on 1 December 2005 and no meeting was held in 2005 thereafter.

Nomination and Remuneration Committee

The Nomination and Remuneration Committee currently has six members comprising two non-executive Directors and four independent non-executive Directors. The independent non-executive Directors represent two-thirds of the committee members. The Committee is chaired by Mr. Sun Changji, Vice-chairman of the Board.

The Committee assists the Board in fulfilling its oversight role over the Company and its subsidiaries in, among others, the following areas:

- overall human resources and remuneration strategies of the Group;
- selection and nomination of Directors, Board Committee members and certain senior management members as specified by the Board from time to time;
- structure, size and composition (including skills, experience and knowledge) of Directors and Board Committee members;
- remuneration of Directors, Board Committee members and senior management; and
- effectiveness of the Board and Board Committees.

The work performed by the Committee in 2005 included the review and, where applicable, approval of:

- performance appraisal of the executive Director and senior management for year 2004;
- the proposal on staff bonus for year 2004 and salary adjustment for year 2005 for the Group, including the senior management;
- the key performance indicators of the Group and its senior management for year 2005;
- the medium-term human resources strategies of the Group;
- the "Policy on Independence of Directors", "Procedures for the Nomination and Appointment of Independent Non-executive Directors", "Policy on Directors' Remuneration", "Policy and Procedures on the Reimbursement of Board Members' Expenses" and other important policy documents;
- the policies on performance appraisal of staff (including senior management), annual bonus policy and annual salary adjustment;
- the "Policy for the Employment of Employees of BOC Group";
- the self-evaluation reports of the Board and Board Committees, which were organised and analysed by the Committee. The Committee also made recommendations to the Board regarding the results of the self-evaluation, with a view to further enhancing the role and effectiveness of the Board and Board Committees; and
- matters relating to the appointment of independent non-executive Directors to the Board.

Based on the successful experience in the recruitment of Directors and senior management, the Committee prepared and approved the "**Procedures for Nomination and Appointment of Independent Non-executive Directors**", thus further formalising the procedures for the nomination and appointment of independent non-executive Directors and enhancing the transparency of the same. Pursuant to the aforesaid, before the commencement of the nomination procedures, the Board will first consider and determine the need to establish an ad hoc Search Committee which is chaired by an independent non-executive Director with independent non-executive Directors forming the majority of its members, to undertake the assignment concerned and make recommendations to the Nomination and Remuneration Committee and the Board. The Search Committee will first take into account the existing skills, knowledge and experience of the Board and the business requirements of the Group in order to determine the key requirements for the new independent non-executive Director and objective criteria for selection. Such criteria will include relevant expertise, integrity, industry experience and independence. Committee members will recommend potential candidates to the Search Committee in accordance with those criteria. After discussion and selection, and subject to the potential candidate's agreement in principle to join the Board, the Nomination and Remuneration Committee will review the recommendation for appointment and submit the same to the Board for final approval.

During the year, to ensure that the Board of Directors are reasonably compensated for their time and efforts dedicated to the Group and to institutionalise the process of reimbursing Directors for expenses incurred in connection with discharging their duties, the Committee approved policy documents like the "**Policy on Directors' Remuneration**" and "**Policy and Procedures on the Reimbursement of Board Members' Expenses**". In recommending the remuneration of Directors, the Committee makes reference to companies of comparable business type or scale, and the nature and quantity of work at both Board and Board Committee levels (including frequency of meetings and nature of agenda items) in order to compensate Directors reasonably for their time and efforts spent. The Committee will regularly review, deliberate and recommend the remuneration of Directors to the Board. Following the review by the Board, the proposed remuneration will be put to shareholders for final approval at general meetings. **No individual Director is allowed to participate in the procedures for deciding his/her individual remuneration package.**

The **Nomination and Remuneration Committee** also has the delegated responsibility to **determine the specific remuneration package of executive Directors and senior management,** including share options, benefits in kind, pension rights, etc. Currently the principal components of the Company's remuneration package for executive Directors and senior management include basic salary, discretionary bonus and other benefits in kind. A significant portion of the executive Director's or senior management's discretionary bonus is based on the Group's and the individual's performance during the year. The Committee reviews and approves the annual and long-term performance targets for senior management by reference to corporate goals and objectives approved by the Board from time to time. The Committee also reviews the performance of the senior management against the targets set on an ongoing basis, and reviews and approves the specific performance-based remuneration of the senior management.

Five Nomination and Remuneration Committee meetings were held during the year with an average attendance rate of 92%. Individual attendance records of the relevant Directors are set out as follows:

Director	Number of committee meetings attended	Attendance rate
Mr. SUN Changji (Chairman)	5 out of 5	100%
Mr. LI Zaohang	4 out of 5	80%
Dr. FUNG Victor Kwok King	5 out of 5	100%
Mr. SHAN Weijian	4 out of 5	80%
Mr. TUNG Chee Chen	5 out of 5	100%
Mdm. YANG Linda Tsao (Note)	N/A	N/A

Note: Mdm. Yang became a member of the Committee on 1 December 2005 and no meeting was held in 2005 thereafter.

Risk Committee

The Risk Committee has four members. In 2005, three of the members were non-executive Directors and one was an independent non-executive Director. The Committee was chaired by Mr. Xiao Gang, the Chairman of the Board. To be in line with the best corporate governance practices, the Board agreed in March 2006 that Mr. Koh Beng Seng, the newly appointed independent non-executive Director, should replace Mr. Xiao Gang as the Chairman of the Risk Committee. Mr. Anthony Neoh, the former Senior Adviser to the Board, attended the Committee's meetings as an adviser. Mr. Neoh resigned from this position with effect from 1 January 2006.

The Committee assists the Board in fulfilling its oversight role over the Company and its subsidiaries in, among others, the following areas:

- the establishment of the risk appetite and risk management strategy of the Group, and the determination of the Group's risk profile;
- the identification, assessment and management of material risks faced by the various business units of the Group;
- the review and assessment of the adequacy of the Group's risk management process, system and internal control; and
- the review and monitoring of the Group's compliance with the risk management process, system and internal control, including the Group's compliance with requirements of prudence and laws and regulations in business development.

Based on the approved Risk Management Policies Segmentation, the Risk Committee considered and approved a range of risk management policies in 2005, covering credit risk, market risk, operational risk, interest rate risk and liquidity risk. The Group's credit risk appetite was reviewed by the Risk Committee and submitted to the Board for approval. The Risk Committee also reviewed some relevant policies which had been previously approved. Furthermore, with the Board's authorisation, the Risk Committee approved a number of major transactions within its approval authority.

Five Risk Committee meetings were held during the year with an average attendance rate of 87%. Individual attendance records of the relevant Directors are set out as follows:

Director	Number of committee meetings attended	Attendance rate
Mr. XIAO Gang (Chairman)	5 out of 5	100%
Mr. HUA Qingshan	5 out of 5	100%
Mdm. ZHANG Yanling	3 out of 5	60%
Mr. TUNG Savio Wai-Hok (Note)	N/A	N/A

Note: Mr. Savio Tung was appointed a member of the Risk Committee on 1 December 2005 and no Committee meeting was held in 2005 thereafter.

Strategy and Budget Committee

The Board resolved to establish the Strategy and Budget Committee in December 2005. In fact, commencing from 2004, the Board had set up the Budget Committee as an ad hoc committee to review the budget and business plan for the following year. In addition, the Board had formed the Strategy Development Group in early 2005, which was responsible for developing the mid to long term strategy of the Group and making suggestions to the Board. Given the importance of the budget and business plan as well as the mid to long term strategy, the Board decided to establish a standing Board Committee, which would be responsible for monitoring the implementation of the Group's mid to long term strategy approved by the Board and reviewing the annual financial budget and business plan presented by the Management. The Strategy and Budget Committee currently comprises of five members, namely, Mdm. Linda Tsao Yang and Mr. Tung Savio Wai-Hok, independent non-executive Directors, Messrs. Hua Qingshan and Zhou Zaiqun, non-executive Directors, and Mr. He Guangbei, Vice Chairman and Chief Executive. The Committee is chaired by Mdm. Yang, who has extensive experience in the banking sector.

The Committee assists the Board in fulfilling its oversight role over the Company and its subsidiaries in, among others, the following areas:

- the review and monitoring of the Group's long term strategy;
- the review of the process for formulating the Group's long term strategy to ensure that it is sufficiently robust to take into account the appropriate range of alternatives;
- the monitoring of the implementation of the Group's long term strategy through agreed metrics and the offering of strategic guidance to the Management;
- the making of recommendations to the Board on the major investments, capital expenditure and strategic commitments of the Group and the monitoring of the implementation of the same; and
- the review and monitoring of the Group's regular/periodic (including annual) business plan and financial budget.

Ad Hoc Committees

Three ad hoc committees, namely, Strategy Development Group, Search Committee, and Budget Committee, were established by the Board during the year to deal with matters specified by the Board.

Strategy Development Group

The Company decided to establish the Strategy Development Group in early 2005 for formulating and recommending to the Board the Group's mid to long term strategies for business development. Mdm. Linda Tsao Yang, independent non-executive Director, was the convenor of the Strategy Development Group with members comprising representatives of the Board, the Management and the controlling shareholder, BOC. These members included Mr. He Guangbei, Mr. Zhou Zaiqun, Dr. Fung Victor Kwok King, Mr. Tung Chee Chen, Dr. Zhu Min and Mr. Raymond Lee Wing Hung. Mr. Shan Weijian also joined as an informal member. The Strategy Development Group met several times since its establishment. Its members were all highly devoted to their task and, after an in-depth analysis conducted by the Strategy Development Group, a forward-looking development strategy for the Group in the coming five years was mapped out. The strategy plan has been approved by the Board to be put into implementation.

Search Committee

To further enhance the independence and composition of the Board, the Search Committee was set up for selecting one to two suitable independent non-executive Directors to be recommended to the Nomination and Remuneration Committee and the Board for final approval. The Committee was chaired by Dr. Victor Fung Kwok King, independent non-executive Director. Its members included Mr. Sun Changji, Mr. He Guangbei and three independent non-executive Directors, namely, Mr. Shan Weijian, Mr. Tung Chee Chen and Mdm. Linda Tsao Yang. After several rounds of selection by the Search Committee and with the recommendation of the Nomination and Remuneration Committee, the Board ultimately resolved to approve that Mr. Tung Savio Wai-Hok and Mr. Koh Beng Seng be appointed independent non-executive Directors of the Company with effect from 1 December 2005 and 23 March 2006 respectively.

Budget Committee

The Budget Committee was set up in August 2005 for the purpose of overseeing the budgeting and business planning process for 2006, and making recommendations to the Board. The

Committee comprised of Mdm. Linda Tsao Yang, independent non-executive Director as convener and Messrs. Hua Qingshan and Zhou Zaiqun, non-executive Directors. Throughout the overseeing process, there was close communication between the Committee and the Management, and the heads of all major business departments and principal subsidiaries of the Group participated in discussions with the Committee. Recommendations made by the Committee were reviewed and accepted by the Board when finalising the Group's 2006 budget and business plan.

Directors' Securities Transactions

The Company has adopted the "Code for Securities Transactions by Directors" to govern securities transactions by Directors. The terms of the said Code are more stringent than the mandatory standards set out in the "Model Code for Securities Transactions by Directors of Listed Issuers" contained in Appendix 10 of the Listing Rules. In this connection, the Company had made specific enquiry of all Directors, who confirmed that they had complied with the standards set out in both the Company's own Code and the said Model Code throughout year 2005.

External Auditors

Pursuant to the "Policy on External Auditors" approved by the Board in 2005, the **Audit Committee** reviewed and monitored and **was satisfied with the independence and objectivity of PricewaterhouseCoopers,** the Group's external auditors, **and the effectiveness of their audit procedures,** based on the principles and standards set out in the policy that were in line with international best practices. Upon the recommendation of the Audit Committee, the Board will propose that PricewaterhouseCoopers be re-appointed as auditors of the Group at the Company's 2006 annual general meeting. Subject to authorisation by the shareholders, the Board will authorise the Audit Committee to determine the remuneration of PricewaterhouseCoopers.

For 2005, the fee charged by PricewaterhouseCoopers was HK$35 million, of which HK$27 million were for audit services and HK$8 million were related to other services. For 2004, the fee charged by PricewaterhouseCoopers was HK$40 million, of which HK$24 million were for audit services (including the review of the 2004 interim results) and HK$16 million were related to other services.

With the Board's authorisation, the Audit Committee deliberated and approved the fee of HK$27 million for audit services and the fee of HK$8 million for non-audit services provided by PricewaterhouseCoopers in 2005. The Audit Committee was satisfied that the non-audit services did not affect the independence of PricewaterhouseCoopers. The non-audit services fees comprised mainly the tax related services fee of HK$2 million, the due diligence fee of HK$2 million and the accounting consultation fee of HK$3 million.

Internal Control

The Board has the responsibility to ensure that the Group maintains sound and effective internal controls to safeguard the Group's assets.

The internal control system is designed to provide reasonable, but not absolute, assurance against material misstatement or loss; to manage rather than completely eliminate the risk of system failure; and to assist in the achievement of the Group's objectives. In addition to safeguarding the Group's assets, it also ensures the maintenance of proper accounting records and compliance with relevant laws and regulations.

Starting from 2005, the Group conducts an annual review of the effectiveness of its internal control systems covering all material controls, including financial, operational and compliance controls as well as risk management. The review is conducted by making reference to the guidelines and definitions given by the regulatory and professional bodies for the purpose of assessing five different internal control elements, namely, the control environment, risk assessment, control activities, information and communication, and monitoring. The assessment covers all the major internal controls and measures, including financial, operational and compliance controls as well as risk management functions. The annual review is coordinated by the Group's Internal Audit, which, after the Management and various business departments have performed their self-assessment, will carry out independent examination and other post-assessment work on the review process and results. The results of the 2005 review had been reported to the Audit Committee and the Board.

The Audit Committee and the Board considered that the key areas of the Group's internal control systems are reasonably implemented, which provide prevention of material misstatement or loss, safeguard the Group's assets, maintain appropriate accounting records, ensure compliance with applicable laws and regulations, as well as fulfill the requirements of the Code regarding internal control systems in general.

The key procedures that the Group has essentially established and implemented to provide internal controls are summarised as follows:

- With a management that has an established organisational structure, delineation of authority and responsibility, the Group has established written policies and procedures to ensure reasonable checks and balances for all the operating units, reasonable safeguard for the Group's assets, implementation of internal controls and adherence to relevant laws and regulations and risk management in its operations.

- The Management draws up and continuously monitors the implementation of the Group's strategies, business plans and financial budgets. The accounting and management systems that are in place provide the basis for evaluating financial and operational performance.

- The Group has various risk management and human resources policies. There are specific units and personnel that are responsible for identifying, assessing and managing all the major risks. These include reputation, strategic, legal, compliance, credit, market, operation, liquidity and interest rate risks. (The Group's risk management governance structure is given on page 37 to page 40 in this Annual Report.)

- The Group has established an information technology governance structure that produces a range of reports on information systems and management, including information on the monitoring of various business units, financial information and operating performance. Such information facilitates the Management, business units and the regulatory bodies in assessing and monitoring the Group's operations and performance. Further, proper communication channels and reporting mechanisms are in place at various business units and levels to ensure exchange of information.

- Pursuant to a risk-based approach and in accordance with the internal audit plan approved by the Audit Committee, the Group's Internal Audit conducts independent reviews on areas including financial activities, various business units, various kinds of risks, operations and activities. Audit reports are submitted directly to the Audit Committee. The Internal Audit will closely follow up the items that require attention and put forward recommendations for improvement.

- The Audit Committee reviews the reports submitted by external auditors to the Group's Management in connection with the annual audit as well as the recommendations made by regulatory bodies on internal control. The Internal Audit will follow up the same on a continuous basis to ensure timely implementation of the recommendations, and will also periodically report the status of the implementation to the Management and the Audit Committee.

Communication with Shareholders and Shareholders' Rights

The Board attaches a high degree of importance to continuous communication with shareholders, especially the direct dialogue with them at the Company's annual general meetings. Shareholders are therefore encouraged to actively participate at such meetings.

The Chairmen of the Board, the Risk Committee and the Nomination and Remuneration Committee respectively, members of the Audit Committee and representatives of PricewaterhouseCoopers were present at the Company's 2005 annual general meeting held on 26 May 2005 at the Hong Kong Convention and Exhibition Centre to respond to questions and comments raised by shareholders. Resolutions passed at the Company's 2005 annual general meeting included: adoption of the Company's and the Group's 2004 accounts, declaration of 2004 final dividend, re-election of Directors, re-appointment of auditors and grant of a general mandate to the Board to issue and repurchase shares of the Company.

The Board is aware of investors' concern regarding the potential dilution of the shareholders' value arising from the exercise of power pursuant to the grant of a general mandate to issue shares to the Board. Given its commitment to high standards of corporate governance, the Board will announce at the 2006 annual general meeting certain **internal policies for the exercise of the powers granted to the Board under the general mandates to issue and repurchase shares** as follows:

- The Board will not exercise the mandate to issue shares for cash and unrelated to any asset acquisition in excess of 10% of the Company's issued share capital or at a discount that will result in significant dilution of shareholder value. In the exercise of such power to issue shares for cash, the Board will have regard to factors such as the Group's capital adequacy ratio, and in particular, its Tier 1 capital, cost and benefit of raising Tier 2 capital, need for cash for the Group's business development, the principle that shareholders should be treated equally and the alternative of conducting a rights issue.

- The Board has set the triggering events for the exercise of the power to repurchase shares, which include: market price of the Company's shares is lower than the fair value of the shares; the Group has surplus funds which is in excess of its short to mid term development requirements; and the Board considers it proper and appropriate to exercise the general mandate for enhancing the return on equity or net assets or earnings per share of the Company. In general, such purchases will be made on the Stock Exchange. However, if it is expected that the size of the purchases may lead to a disorderly market for the Company's shares, then the Board will consider making the purchases through a general offer, i.e. offer to all existing shareholders in proportion to their respective shareholdings. The price at which shares are repurchased will not be higher than the fair value of the shares of the Company.

As a good corporate governance practice, the Board of Directors has resolved that as a matter of policy, all resolutions put to shareholders at general meetings will be voted on by poll. For such purpose, the Company has engaged Computershare Hong Kong Investor Services Limited, the Company's Share Registrar, to act as the scrutineer for such purpose. The results of the poll voting will be published in the press and on the Company's website at www.bochk.com and the Stock Exchange's website at www.hkex.com.hk on the following business day.

In order that shareholders can have a better understanding of the agenda items to be discussed at the 2006 annual general meeting and to encourage their active participation so that exchange of views and communication can be further enhanced, **the Company has provided detailed information on the 2006 annual general meeting in a circular** which is dispatched together with this Annual Report to the shareholders. This includes background information to the proposed resolutions, information on the retiring Directors and information on voting and other issues relating to the 2006 annual general meeting in the form of "Frequently Asked Questions" (including how to convene an extraordinary general meeting and how to put forward a proposal for consideration by shareholders at a general meeting).

Further shareholder information is set out in the "Investor Relations" section of this Annual Report. Shareholders who wish to raise any queries with the Board may write to the Company Secretary at 52nd Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong.

Directors' Responsibility Statement in relation to Accounts

The following statement should be read in conjunction with the auditors' statement of their responsibilities as set out in the auditors' report contained in this Annual Report. The statement is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.

The Directors are required by the Hong Kong Companies Ordinance to prepare accounts, which give a true and fair view of the state of affairs of the Company. The accounts should be prepared on a going concern basis unless it is not appropriate to do so. The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy at any time the financial position of the Company and which enable them to ensure that the accounts comply with the requirements of the Hong Kong Companies Ordinance. The Directors also have general responsibilities for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The Directors consider that in preparing the accounts contained in this Annual Report, the Company has adopted appropriate accounting policies which have been consistently applied with the support of reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

Investor Relations Policy

The Company is committed to timely and effective communication with the investment community to enhance the latter's knowledge and understanding of the Company's goals and targets, how it seeks to achieve them and how it performs. The disclosure and presentation of accurate facts and figures are especially important to ensure that investors can make an informed judgement about the Company's future prospects.

The main purpose of the Company's investor relations policy, therefore, is to enable investors to have access – on a fair and timely basis – to information that is reasonably required for making the best investment decisions. Such information includes the Company's corporate strategies, opportunities and challenges for growth and development, business performance and prospects as well as updates of major corporate developments. To achieve this purpose, the Company has in place an investor relations programme to carry out relevant communication activities.

Investor Relations Programme and Guidelines

The Company's investor relations programme is spearheaded by the Investor Relations Committee through the formulation and implementation of investor relations strategies. The Committee is chaired by the Chief Executive and comprises senior executives.

To attain a high standard of investor relations practice, the Company adopts the Fair Disclosure Policy under which there are clear guidelines to ensure (1) that the Listing Rules and other regulatory requirements in relation to the disclosure of price-sensitive information are complied with; (2) that all communications with the public, including the investment community and the media, are fair; and (3) that material non-public information is not disseminated on a selective basis. The Policy is posted on the Group's website for public reference.

Enhancing Shareholder Value

During the past few years, the Group's strategic vision and financial results have been very well received by the investment community as reflected in the performance of Company's return. Since the listing, a total return for shareholders of 101.8% has been achieved, as measured by share price appreciation and reinvested dividend. For the past three-year and 1-year periods, total returns were 114.4% and 5.3% respectively. This aptly endorses the solid operating performance, good corporate governance and growing value of the Company. The following chart sets out the Company's performance in this respect since the listing.

Total Shareholder Return – BOCHK vs Hang Seng Index and Hang Seng Finance Index

Since IPO 25 July 2002


%
125
100
75
50
25
0
-25
2002/07
2002/12
2003/06
2003/12
2004/06
2004/12
2005/06
2005/12
BOCHK
HS Index
HSF Index

Source: Bloomberg Base: 25 July 2002 = 0%

Shareholding Structure and Shareholder Base

As at 31 December 2005, the Company had 10,572,780,266 shares in issue of which approximately 34% was held by the public. As at that date, the Company had a broad base of 130,533 registered shareholders located in Asia, Europe and North America. Apart from BOC, the Company is not aware of any major shareholders with a shareholding of more than 5% which has to be reported under the Securities and Futures Ordinance of Hong Kong. The following table shows the distribution of ownership according to the register of members and the participant shareholding report generated from the Central Clearing and Settlement System as of 31 December 2005:

Category	Number of registered shareholders	% of shareholders	Number of shares	% of total issued share capital
Individuals	129,939	99.5%	282,388,205	2.7%
Institutions, corporates and nominees	592	0.5%	3,315,977,832	31.3%
Bank of China Group	2	0.0%	6,974,414,229	66.0%
Total	130,533	100.0%	10,572,780,266	100.0%

Review of 2005 Investor Relations Activities

In 2005, the Company continued to provide effective channels for investors to communicate directly with the Board and senior management on a regular basis.

At the AGM held in May 2005, the Chairmen of the Board, the Risk Committee and the Nomination and Remuneration Committee respectively, members of the Audit Committee as well as the Company's external auditors were present to respond to questions and comments from shareholders. At the Group's 2004 annual results announcement on 23 March 2005 and 2005 interim results announcement on 18 August 2005, the senior management led by the Chief Executive conducted briefings with analysts and the press to apprise them of the Company's operating results, business strategies and outlook, and to respond to their questions. The public has access to the webcast of these events and the relevant presentation materials through the Group's website, both live and as a recording. In 2005, the Company's senior management had 245 meetings with investors across the world, which were held during global road-shows, international investor conferences and company visits. Through these activities and direct dialogue with investors, the Company aimed to raise the awareness and understanding of its investment proposition in the global investment community. The Company is now covered by more than 20 security research institutions.

During the year, investors continued to have access to up-to-date information regarding the Company through the Group's website, including the latest corporate financial information, corporate governance principles and practices, risk management governance structure, share price information, corporate fact sheet, as well as answers to frequently asked questions. The Company also continued to promote two-way communication through emails and investor feedback surveys. The response received from these initiatives were helpful for understanding the market's concerns and formulating the Company's investor relations communication plan going forward.

Market Recognition

In 2005, the Company's continuous commitment to investor communication gained further recognition from the market. The Company won the "Most Progress in Investor Relations" Hong Kong and Taiwan Award organised by the Investor Relations Magazine for the second year. The Company also received the magazine's Honorable Mentions for the "Grand Prix for Best Overall Investor Relations – Large Cap" and "Best Investor Relations Officer – Large Cap" Hong Kong and Taiwan Awards.

Going Forward

The Company will continue to pursue a proactive and effective communication programme with investors. The aim is to maintain a high degree of transparency, with a view to keeping investors well informed about the Company's direction and strategic initiatives.

Shareholder Information

Financial Calendar 2006

Announcement of 2005 annual results	23 March (Thursday)
Last day in Hong Kong of dealings in Company's shares with entitlement to final dividend	15 May (Monday)
Ex-dividend date	16 May (Tuesday)
ADS record date for final dividend	17 May (Wednesday)
Latest time in Hong Kong for lodging transfers for entitlement to final dividend	17 May (Wednesday) 4:00 p.m.
Book closure period (both days inclusive)	18 May (Thursday) to 23 May (Tuesday)
Record date for final dividend	23 May (Tuesday)
Latest time for lodging proxy forms for 2006 Annual General Meeting	24 May (Wednesday) 3:00 p.m.
2006 Annual General Meeting	26 May (Friday) 3:00 p.m.
Final dividend payment date	30 May (Tuesday)
Announcement of 2006 interim results	Mid to late August

Annual General Meeting

The 2006 Annual General Meeting will be held at 3:00 p.m. on Friday, 26 May 2006 at Meeting Room 401, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong (please use Harbour Road Entrance).

Dividends

The Directors have recommended a final dividend of HK$0.480 per share subject to the approval of shareholders at the 2006 Annual General Meeting.

Share Information

Listing

The Company's ordinary shares are listed and traded on the Stock Exchange. In addition, the Company maintains a Level 1 ADR facility for its ADSs. Each ADS represents 20 ordinary shares of the Company.

Ordinary Shares (as at 31 December 2005)

Issued shares: 10,572,780,266
Public float: Approximately 34%

Nominal Value

HK$5.00 per share

Market Capitalisation (as at 31 December 2005)

HK$157.53 billion

Share Price

Closing price on 31 December 2003:	HK$14.60
Closing price on 31 December 2004:	HK$14.85
Closing price on 30 December 2005:	HK$14.90
Highest trading price during the year:	HK$15.95
Lowest trading price during the year:	HK$14.05

Credit Ratings (Long Term)

Standard & Poor's:	BBB+
Moody's Investors Service:	A2
Fitch Ratings:	A

Index Constituent

The Company is a constituent of the following indices :
Hang Seng Index Series
Hang Seng London Reference Index
MSCI Index Series
FTSE All-World Hong Kong Index
FTSE/Xinhua China 25 Index

Stock Codes

Ordinary shares:	
The Stock Exchange of Hong Kong Limited	2388
Reuters	2388.HK
Bloomberg	2388 HK
Level 1 ADR Programme:	
CUSIP No.:	096813209
OTC Symbol:	BHKLY

Shareholder Enquiries

Any matters relating to your shareholding, e.g. transfer of shares, change of name or address, lost share certificates and dividend warrants, should be sent in writing to:

Hong Kong	Computershare Hong Kong Investor Services Limited Hopewell Centre 46th Floor 183 Queen's Road East	
	Telephone :	(852) 2862 8628
	Facsimile :	(852) 2865 0990 / (852) 2529 6087
	E-mail:	hkinfo@computershare.com.hk
USA	Citibank Shareholder Services 250 Royall Street Canton, MA 02021, USA	
	Telephone:	1-877-248-4237 (toll free) 1-781-575-4555 (outside USA)
	E-mail :	Citibank@shareholders-online.com

Investor Relations

Enquiries may be directed to:

Investor Relations Division
BOC Hong Kong (Holdings) Limited
52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong

Telephone:	(852) 2903 6602 / (852) 2826 6314
Facsimile:	(852) 2810 5830
E-mail:	investor_relations@bochk.com

Other Information

This Annual Report is available in both English and Chinese. A copy prepared in the language different from that in which you have received is available by writing to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Hopewell Centre, 46th Floor, 183 Queen's Road East, Hong Kong. This Annual Report is also available (in both English and Chinese) on the Company's website at www.bochk.com and the Stock Exchange's website at www.hkex.com.hk.

If you have any queries about how to obtain copies of this Annual Report or how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.

Offer

rewarding career opportunities
and ***cultivate staff commitment***






Funds
Insurance

Our People

The Group recognises that our people are the major driving force behind our growth and development. We value every individual staff. Every effort is therefore made to create a congenial working environment where staff have a strong sense of belonging and build team spirit for working towards common goals. A number of initiatives have been taken to put into practice our Vision, Mission and Core Values. During the year, we introduced reforms and made progress in the areas of human resources management, performance management, recruitment and staff development.

Enhancing Human Resources Management

Since the launch of its new human resources mechanism, the Group has been refining its policies on the great job-based and performance-oriented human resources management platform, in order to better align itself with market practices and support the rollout of business strategies. Apart from adopting fair and reasonable remuneration and incentive policies to retain and recruit the best talent, the Group also allocated additional resources in 2005 to reward excellent performers with salary increments, thus enhancing our competitiveness in the market.

To ensure that the reform of our human resources mechanism achieves the common goals of long-term development for both the Group and staff, we will continue to review its effectiveness on a constant basis. Our job-based and performance-oriented human resources platform will be further enhanced in line with our strengthening management culture and the human resources development strategy of the Group.

Reforming Performance Management System

During the year, the Group launched a new employee performance evaluation system to support the job-based remuneration mechanism. The new system emphasises ongoing review of staff performance throughout the year and maps out staff training and career development programmes. This helps drive staff development and enhance their overall performance standard. The implementation of the new system supports the realisation of the Group's Vision. The system was under constant review and refinement in 2005 so that it can better meet our mission of "Offer Rewarding Career Opportunities and Cultivate Staff Commitment", while fulfilling the Group's core value of "Performance".

Fostering Corporate Culture

The Group's new corporate culture was in full swing in 2005. To emphasise our "Respect" for staff, we organised a wide range of activities for staff and their families, such as the "We Care" Programme, free medical checkup for colleagues and provision of the "Beat the Flu Health Pack" during the high risk period.



To promote "Social Responsibility" among staff, a video programme titled "Caring People" was produced in recognition of the good deeds of our people. We also encouraged our staff members to take part in charitable activities, such as "Blood Donation Week" and "the World's Biggest Donation Box". It is hoped that through sharing and participation, our staff will gain a more thorough understanding and awareness of the corporate culture.


Blood
Donation
Week

Among the 882 blood donors who joined the Blood Donation Week in August 2005, 383 were our staff.

Recruiting Top Talent

To cater for the needs of our business development strategy, the Group is committed to recruiting quality staff. During the year, career seminars were held at university campuses to recruit talented graduating candidates. We also successfully employed a number of talented professionals of high caliber in 2005 to meet the needs of the Group's fast-growing business and strengthen our professionalism.

In order to perfect our recruitment process, we introduced a competency-based interview technique. Coupled with the use of scientifically validated assessment tools, the right candidates were effectively identified for different types of jobs.

Emphasising Staff Development

Quality staff training is crucial to providing quality services to customers. In 2005, we conducted 1,194 courses for our staff, with a total of 69,729 attendance. Our training objectives were to strengthen the core business development ability of different levels of staff, to enhance overall management effectiveness, and to continuously upgrade the skills of staff. Training courses included a 3-year leadership development programme for senior management; a series of workshops and seminars on risk management, legal and compliance, corporate governance and corporate culture. To cater for the expansion of wealth management business, training programmes on financial planning were held for frontline staff at branches. A 6-month orientation programme specially designed for newly recruited university graduates was also offered.



We organised diverse recreational and sports activities for staff, like the challenging "Rock Climbing Competition".

To provide more flexible, convenient and cost-efficient training, we established a e-learning platform as a supplementary channel for training. An integrated self-learning programme was also launched through distance learning, coupled with tutorials and tests.

During the year, we were granted "Approved Employer - Professional Development" status by the Association of Chartered Certified Accountants (ACCA) Employer Accreditation Scheme. This recognition provides continuing professional development for relevant staff members. It also demonstrates the Group's continuous effort in provision of quality training.

Promoting Staff Relations

We have strived for effective two-way communications between staff and the management through various channels. At the same time relationships among different departments have also been strengthened. To obtain feedback from staff and in order to increase our operational efficiency, the Group has commissioned a large-scale staff engagement survey.

The Group recognises the contributions and achievements of staff through its Distinguished Staff Award. In its 2004 Award Presentation, a total of 627 staff and 44 teams were rewarded for outstanding performance.

The Group realises the importance of maintaining the physical and mental health of staff. Recreational and sporting events were therefore organised regularly, such as the New Year's Banquet and Sports Day 2005, as well as various contests in karaoke, bowling, rock-climbing and photo-taking. A wide range of classes were also available for diverse interests. What is more, our staff are encouraged to join numerous charitable activities as a kind of civil education.

商界展關懷
caringcompany 2005/06
Awarded by The Hong Kong Council of Social Service
香港社會服務聯會頒發

Social responsibility is an integral part of the Group's corporate culture. We are dedicated to contributing to the lives and well-being of the community that we serve. In 2005, the Group supported and participated in a number of diverse charitable activities in Hong Kong, Macau and the Mainland of China through its continuous cooperation with the BOCHK Charitable Foundation (the "Foundation"). Our areas of sponsorship cover culture and education, recreation and sports, medical and health care, environmental protection, social welfare and assistance to the needy. The Group was named *The Caring Company* by The Hong Kong Council of Social Service for the third consecutive year. We are committed to playing an active role as a responsible corporate citizen in our home where we operate.


舉世最大公益箱
The World's Biggest Donation Box
中銀香港全力支
Supported by Bank

In support of the World's Biggest Donation Box fund-raising activity, Mr He Guangbei, Vice Chairman and Chief Executive of BOCHK (1st from left), presented a cheque of HK$1 million to representatives of the Community Chest, Mr Raymond Or, JP (2nd from left); Dr Dennis T L Sun, BBS, JP (centre); Mr Leon Lai, MH (2nd from right) and Mr Brian Tze-leung Li, JP (1st from right). The 40-feet high donation box is now in application for entry in the Guinness Book of World Records. The Group helped raise HK$2.168 million for the Chest in this campaign.

Talent Nurturing

Supporting tertiary education and nurturing the younger generation have been a focus of the Foundation for years. In recognition of outstanding students and to assist those in need of financial aid, the Foundation continued to provide scholarships and bursaries of HK$1.07 million to eight universities and two tertiary education institutions in Hong Kong in 2005. Since 1990, the Foundation has contributed HK$8.37 million in the form of tertiary education scholarships and bursaries, which have benefited a total of 865 students. In the summer vacation of 2005, the Foundation joined hands with the BOC Institute of International Finance, Shanghai, to organise the first *Internship Programme for Financial Professionals in the Mainland of China* for the university students in Hong Kong. The programme aims at nurturing a group of young talents who are familiar with the economic and financial development in both Hong Kong and the Mainland of China, in view of the increased economic integration between the two places.


中銀香港慈善
中國內地財經專才實習培訓班
2005年6月至8月

Participants in the first *Internship Programme for Financial Professionals in the Mainland of China* at the start of their tour to Shanghai. The Programme aimed to give university students first-handed economic and financial knowledge of the Mainland.

The Foundation also set up a Kiddie Sky Bank in the Children Education Centre for Teaching & Learning of the Hong Kong Institute of Vocational Education. A drawing competition and a series of banking activities for children have been organised to foster their early understanding of financial management.

Cultural Enrichment

To help enrich our cultural life, the Group sponsored a host of art and cultural events in 2005. *Le French May*

- *The Forbidden City, Ink Paintings by Charles Chauderlot* staged in May 2005 was the first time we held such a large-scale international painting exhibition in the Bank of China Tower. It has helped not only strengthen the cultural exchange between France and Hong Kong, but also provide cultural enrichment for our staff, tenants and the general public at large.

In August 2005, "Splendour of Night - Bank of China Tower Exterior Lighting Photo Competition" was organised. This event brought to life the unique architectural characteristics of Bank of China Tower and its newly designed exterior lighting through the eyes of a camera. The response was overwhelming, with nearly 1,400 entries received from the public. The competition gave photography enthusiasts an opportunity to display their broad range of talent and creativity.

The Group also made a number of sponsorships through the Foundation for the promotion of art, such as *Opera Hong Kong Gala Concert: Yellow River Cantata & Opera Highlights* and a concert jointly organised by the Zonta Club of the New Territories and the Hong Kong Philharmonic Orchestra.

Sports Development

Sports activities promote general public health, and the Group spared no effort in its support of badminton sports in Hong Kong for the sixth year in a row. During the year, in addition to the general *2005-2008 Hong Kong Badminton Development & Training Scheme*, the Foundation introduced a number of new activities so as to cater for the diverse needs of badminton lovers. These initiatives included, *School Badminton Promotion Scheme, Badminton Star Award, Badminton Ambassadors School Roving Regional Demonstration* and the formation of *Olympic Junior Ambassador team*. Over the past six years, the Scheme has gained popularity, with the number of participants reaching over 320,000 pax.

Since 2002, the Foundation has supported inter-school sports competition to help foster a strong sense of sportsmanship among young athletes. In 2005, the Foundation continued its sponsorship of the *Inter-school Sports Competition - Hong Kong Island and Kowloon Secondary Schools Region* and the *BOCHK Bauhinia Bowls Award*. It was encouraging to see that a total of 271 schools joined the 2005 events, with 44,000 athlete enrolments. More than 8,000 matches were held during the year, the largest number of matches ever recorded in any year of the event.


Jointly officiating at the kick-off ceremony of *Bank of China (Hong Kong) Badminton Development and Training Scheme* were Mr Lam Yim Nam, Deputy Chief Executive of BOCHK (1st from right); The Hon. Mrs Rita Fan, President of Legislative Council, HKSAR (2nd from right); The Hon. Timothy T.T. Fok, President of Sports Federation & Olympic Committee of Hong Kong, China (4th from right); and Dr Tong Yun Kai, President of Hong Kong Badminton Association (3rd from right).

To help promote sports development in Hong Kong, we sponsored the Hong Kong delegation participating in the 10th National Games of the People's Republic of China. This coincided with the role of our parent bank, Bank of China, as the Official Banking Partner of the Beijing 2008 Olympic Games.

Public Health Care

In August, the Foundation and the Hong Kong Red Cross jointly organised *Blood Donation Week*. With the generous support of the public, 882 blood donors came to the Bank of China Tower and BOC Centre to donate blood. Among them, 383 were our staff.

The Group places great importance on the health of its staff members. To ensure that it was well-prepared for the influenza pandemic in end-2005 and early 2006, the Foundation arranged for our staff to join the Hospital Authority's *Let's BEAT the Flu* Programme Launch, and distributed health education materials to all staff members to heighten their awareness of personal hygiene and health.

In response to the Hospital Authority's *Better Health for a Better Hong Kong* Campaign, the Foundation sponsored the *MTR Hong Kong Race Walking 2005*. BOCHK staff also took part in the competition and formed a cheering team to support the event.

Green Message

Building a Green Hong Kong is an important corporate social responsibility. The Foundation held a series of innovative activities to promote *The Fifth Hong Kong Green*

School Award and *The Second Hong Kong Green Pre-School Award* in 2005. These activities included *Building a Greener Society Award Scheme, Stop Using Plastic Bags Campaign, Environmental Old Song New Lyrics Competition, Stop Using Polystyrene Lunch Box Project Competition, Creative Environmental Handicraft Design Using Waste Materials Competition*, and *Classroom Display Board Design Competition*. We hope that through such activities, the green message of environmental protection will spread to schools, students, parents and the general public at large. During the past five years, 772 secondary/primary schools and 245 pre-schools have participated in the award programme, of which 258 schools were selected as winners.



Le French May – The Forbidden City, Ink Paintings by Charles Chauderlot was held for the first time in Bank of China Tower, providing cultural enrichment to the general public.

In October 2005, we signed the *Clean Air Charter* initiated by the Hong Kong Business Coalition on the Environment to join forces with the Hong Kong and Guangdong companies to improve air quality of the Greater Pearl River Delta. This green message was disseminated to the entire staff members who were encouraged to be more environmental-friendly in their daily operations. Meanwhile, a *Green Deposits* programme was launched by BOC in the Mainland in early 2005. In collaboration with BOC, our staff attended the launching ceremony of *Beijing-Hong Kong China Environmental Award and Intreement Link*, and helped spread the green message in the Mainland.

Help for the Needy

Sponsored by the Foundation and organised by The Community Chest, *The World's Biggest Donation Box* fund-raising campaign was held in 2005. Themed "Charity Starts at Home", this initiative was a key fund-raising element for the Chest's "Children and Youth Services". People were encouraged to purchase mini-charity-boxes and join hands in the construction of a 40-feet "World's Biggest Donation Box". The Chest has applied for this giant donation box to be featured in the Guinness Book of World Records. Apart from cash donations, we helped sell and collect the mini-charity-boxes at all of our branches, mobilising our entire staff to participate in road-shows held at shopping malls and provide volunteer services. A total of HK$2.168 million was raised by the Foundation and our Bank for the event.

The Foundation helped raise funds for the tsunami victims in South and South East Asia at end-2004 and early 2005. We appealed to the Group's 13,000 staff to join in the drive for donations. For every dollar donated by staff, the Foundation pledged an equal amount. A designated account was also set up to collect donations from customers and the general public. Altogether, it collected over HK$7 million in donations for tsunami victims and the afflicted countries.

BOCHK also participated in various fund raising events. To name just a few, there were *Po Leung Kuk Charity Village Casserole Feast* and *Anniversary Dinner*, Diamond Sponsorship of Po Leung Kuk for the eighth consecutive year, *Yan Chai Transworld Charity Ball* and *"A hug with the FIFA World Cup" Carnival, The Community Chest Ocean Park Corporate Challenge*, and *The 18th annual Cup of Kindness* of The Hong Kong Golf Club.

In 2005, the Foundation assisted in the fund-raising initiatives of ten charitable organisations by including 3.52 million donation leaflets with BOCHK's bank statement mailers. These generated positive response from our customers.

In the year ahead, the Group will continue to attach great importance to social responsibility. We are committed to caring for and contributing to our community as a good corporate citizen by supporting and participating in a wide spectrum of social and charitable activities.

AUDITORS' REPORT TO THE SHAREHOLDERS OF BOC HONG KONG (HOLDINGS) LIMITED

(incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 79 to 168 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 23 March 2006

For the year ended 31 December	Notes	2005 HK$'m	2004 HK$'m
Interest income		**25,875**	15,678
Interest expense		**(13,001)**	(4,485)
Net interest income	6	**12,874**	11,193
Fees and commission income		**4,110**	4,307
Fees and commission expenses		**(1,057)**	(1,086)
Net fees and commission income	7	**3,053**	3,221
Net trading income	8	**1,674**	1,123
Other operating income	9	**295**	320
Operating income		**17,896**	15,857
Operating expenses	10	**(5,730)**	(5,505)
Operating profit before impairment/provisions on advances		**12,166**	10,352
Reversal of loan impairment allowances on advances	11	**2,645**	–
Write-back of bad and doubtful debts	12	**–**	1,628
Operating profit		**14,811**	11,980
Write-back of restructuring provisions		**209**	–
Net gain from disposal/revaluation of fixed assets	13	**50**	1,363
Net gain from disposal of/fair value adjustments on investment properties	14	**1,396**	721
Net (loss)/gain from early redemption of held-to-maturity securities		**(4)**	2
Net loss from disposal of available-for-sale securities		**(104)**	–
Reversal of impairment losses on held-to-maturity securities		**12**	–
Net gain on disposal of an associate		**–**	50
Net loss on disposal of subsidiaries		**(10)**	–
Reversal of impairment losses on interests in associates		**4**	152
Share of profits less losses of associates		**4**	(16)
Profit before taxation		**16,368**	14,252
Taxation	15	**(2,710)**	(2,131)
Profit for the year		**13,658**	12,121
Attributable to:			
Equity holders of the Company	16	**13,494**	11,963
Minority interests		**164**	158
		13,658	12,121
Dividends	17	**8,543**	7,559
		HK$	HK$
Earnings per share for profit attributable to the equity holders of the Company	18	**1.2763**	1.1315

As at 31 December	Notes	2005 HK$'m	2004 HK$'m
ASSETS			
Cash and short-term funds	22	**115,575**	102,647
Placements with banks and other financial institutions maturing between one and twelve months		**47,611**	107,581
Trade bills		**3,039**	1,086
Trading securities and other financial instruments at fair value through profit or loss	23	**9,652**	–
Derivative financial instruments	24	**5,184**	–
Hong Kong SAR Government certificates of indebtedness		**32,630**	34,760
Certificates of deposit held	25	**19,464**	22,338
Advances and other accounts	26	**335,355**	309,211
Investment in securities			
– Available-for-sale securities	29	**42,794**	–
– Held-to-maturity securities	30	**164,042**	181,050
– Loans and receivables	31	**13,080**	–
– Investment securities	32	**–**	50
– Other investments in securities	33	**–**	8,288
Interests in associates	35	**61**	62
Fixed assets	36	**18,316**	16,496
Investment properties	37	**7,539**	5,381
Deferred tax assets	43	**4**	12
Other assets	38	**7,759**	7,814
Total assets		**822,105**	796,776
LIABILITIES			
Hong Kong SAR currency notes in circulation	39	**32,630**	34,760
Deposits and balances of banks and other financial institutions		**40,655**	34,440
Trading liabilities and other financial instruments at fair value through profit or loss	40	**7,924**	–
Derivative financial instruments	24	**4,193**	–
Deposits from customers	41	**633,091**	631,330
Certificates of deposit issued			
– at fair value through profit or loss	40	**3,829**	–
– at amortised cost		**136**	3,788
Deferred tax liabilities	43	**3,055**	947
Other accounts and provisions	44	**15,859**	21,751
Total liabilities		**741,372**	727,016
EQUITY			
Minority interests		**1,298**	1,239
Share capital	45	**52,864**	52,864
Reserves	46	**26,571**	15,657
Capital and reserves attributable to the equity holders of the Company		**79,435**	68,521
Total equity		**80,733**	69,760
Total liabilities and equity		**822,105**	796,776

Approved by the Board of Directors on 23 March 2006 and signed on behalf of the Board by:

XIAO Gang
Director

HE Guangbei
Director

As at 31 December	Notes	2005 HK$'m	2004 HK$'m
ASSETS			
Bank balances		**9**	1,166
Investment in a subsidiary	34	**52,864**	52,864
Other assets		**5,902**	4,090
		58,775	58,120
LIABILITIES			
Other accounts and provisions		**2**	3
Equity			
Share capital	45	**52,864**	52,864
Retained earnings	46	**5,909**	5,253
Capital and reserve attributable to the equity holders of the Company		**58,773**	58,117
Total liabilities and equity		**58,775**	58,120

Approved by the Board of Directors on 23 March 2006 and signed on behalf of the Board by:

XIAO Gang
Director

HE Guangbei
Director

	Attributable to equity holders of the Company									
	Share capital HK$'m	Premises revaluation reserve HK$'m	Investment properties revaluation reserve HK$'m	Translation reserve HK$'m	Reserve for fair value changes of available-for-sale securities HK$'m	Regulatory reserve* HK$'m	Retained earnings HK$'m	Total HK$'m	Minority interests HK$'m	Total equity HK$'m
At 1 January 2004	52,864	62	-	(3)	-	-	7,338	60,261	1,156	61,417
Net profit for the year	-	-	-	-	-	-	11,963	11,963	158	12,121
Currency translation difference	-	-	-	(2)	-	-	-	(2)	-	(2)
2003 dividend paid	-	-	-	-	-	-	(3,383)	(3,383)	(55)	(3,438)
2004 interim dividend paid	-	-	-	-	-	-	(3,383)	(3,383)	(44)	(3,427)
Revaluation of properties	-	2,895	629	-	-	-	-	3,524	29	3,553
Release upon disposal of properties	-	(6)	(6)	-	-	-	6	(6)	-	(6)
Release to deferred tax liabilities	-	(453)	-	-	-	-	-	(453)	(5)	(458)
At 31 December 2004	52,864	2,498	623	(5)	-	-	12,541	68,521	1,239	69,760
Company and subsidiaries	52,864	2,498	623	(5)	-	-	12,574	68,554		
Associates	-	-	-	-	-	-	(33)	(33)		
	52,864	2,498	623	(5)	-	-	12,541	68,521		
At 1 January 2005										
As previously reported	**52,864**	**2,498**	**623**	**(5)**	**-**	**-**	**12,541**	**68,521**	**1,239**	**69,760**
Opening adjustments (Note 4)	**-**	**-**	**(623)**	**-**	**-**	**3,410**	**(226)**	**2,561**	**37**	**2,598**
Balance after opening adjustments	**52,864**	**2,498**	**-**	**(5)**	**-**	**3,410**	**12,315**	**71,082**	**1,276**	**72,358**
Net profit for the year	**-**	**-**	**-**	**-**	**-**	**-**	**13,494**	**13,494**	**164**	**13,658**
Currency translation difference	**-**	**-**	**-**	**1**	**-**	**-**	**-**	**1**	**-**	**1**
2004 dividend paid	**-**	**-**	**-**	**-**	**-**	**-**	**(4,176)**	**(4,176)**	**(55)**	**(4,231)**
2005 interim dividend paid	**-**	**-**	**-**	**-**	**-**	**-**	**(3,468)**	**(3,468)**	**(111)**	**(3,579)**
Revaluation of premises	**-**	**3,321**	**-**	**-**	**-**	**-**	**-**	**3,321**	**29**	**3,350**
Change in fair value of available-for-sale securities taken to equity	**-**	**-**	**-**	**-**	**(293)**	**-**	**-**	**(293)**	**-**	**(293)**
Release upon disposal of premises	**-**	**(269)**	**-**	**-**	**-**	**-**	**269**	**-**	**-**	**-**
Release (to)/from deferred tax liabilities	**-**	**(507)**	**-**	**-**	**43**	**-**	**-**	**(464)**	**(5)**	**(469)**
Amortisation with respect to available-for-sale securities transfer to held-to-maturity securities	**-**	**-**	**-**	**-**	**5**	**-**	**(33)**	**(28)**	**-**	**(28)**
Release of reserve upon derecognition of available-for-sale securities	**-**	**-**	**-**	**-**	**-**	**-**	**(34)**	**(34)**	**-**	**(34)**
Transfer from retained earnings	**-**	**-**	**-**	**-**	**-**	**116**	**(116)**	**-**	**-**	**-**
At 31 December 2005	**52,864**	**5,043**	**-**	**(4)**	**(245)**	**3,526**	**18,251**	**79,435**	**1,298**	**80,733**
Company and subsidiaries	**52,864**	**5,043**	**-**	**(4)**	**(245)**	**3,526**	**18,280**	**79,464**		
Associates	**-**	**-**	**-**	**-**	**-**	**-**	**(29)**	**(29)**		
	52,864	**5,043**	**-**	**(4)**	**(245)**	**3,526**	**18,251**	**79,435**		
Representing:										
2005 final dividend proposed							**5,075**			
Others							**13,176**			
Retained earnings as at 31 December 2005							**18,251**			

* In accordance with the requirements of the HKMA, the amounts are set aside for general banking risks, including future losses or other unforeseeable risks, in addition to the loan impairment allowances on advances recognised under HKAS 39.

For the year ended 31 December	Notes	2005 HK$'m	2004 HK$'m
Cash flows from operating activities			
Operating cash inflow/(outflow) before taxation	47(a)	**29,800**	(3,268)
Hong Kong profits tax paid		**(2,342)**	(1,287)
Overseas profits tax paid		**(32)**	(6)
Net cash inflow/(outflow) from operating activities		**27,426**	(4,561)
Cash flows from investing activities			
Dividends received from investments in securities		**14**	14
Purchase of fixed assets		**(569)**	(450)
Proceeds from disposal of fixed assets		**505**	153
Proceeds from disposal of investment properties		**270**	1,048
Proceeds from disposal of investment securities		**–**	3
Proceeds from disposal of subsidiaries	47(c)	**61**	–
Proceeds from disposal of an associate		**–**	50
Proceeds from dissolution of associates		**6**	66
Dividends received from an associate		**3**	5
Loans to associates		**–**	(9)
Loans repaid by associates		**–**	289
Net cash inflow from investing activities		**290**	1,169
Cash flows from financing activities			
Dividends paid to equity holders of the Company		**(7,644)**	(6,766)
Dividends paid to minority shareholders		**(166)**	(99)
Net cash outflow from financing activities		**(7,810)**	(6,865)
Increase/(decrease) in cash and cash equivalents		**19,906**	(10,257)
Cash and cash equivalents at 1 January		**62,908**	73,165
Cash and cash equivalents at 31 December	47(b)	**82,814**	62,908

1. Principal activities

The Company is an investment holding company and its subsidiaries are principally engaged in the provision of banking and related financial services in Hong Kong.

The Company is a limited liability company incorporated and listed in Hong Kong. The address of its registered office is 52/F, Bank of China Tower, 1 Garden Road, Hong Kong.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated accounts are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of preparation

The consolidated accounts of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRSs is a collective term which includes all applicable individual Hong Kong Financial Reporting Standards, HKASs and Interpretations) issued by HKICPA, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the requirements set out in the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by HKMA and the applicable disclosures provisions of the Rules Governing the Listing of Securities on the Stock Exchange.

The consolidated accounts have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale securities, financial assets and financial liabilities (including derivative financial instruments) at fair value through profit or loss, investment properties which are carried at open market value and premises which are carried at open market value or revalued amount less accumulated depreciation and accumulated impairment losses.

The preparation of accounts in conformity with HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated accounts are disclosed in Note 3.

2. Summary of significant accounting policies (continued)

2.1 Basis of preparation (continued)

The adoption of new/revised HKFRSs

In 2005, the Group adopted the new/revised HKFRSs as set out below, which are relevant to its operations. Certain 2004 comparatives have been amended other than those where retrospective application is prohibited or prospective application is allowed in the transitional provision of respective standards.

HKAS 1	Presentation of Financial Statements
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 30	Disclosures in the Financial Statements of Banks and Similar Financial Institutions
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKAS-Int 21	Income Taxes – Recovery of Revalued Non-Depreciable Assets
HKFRS 2	Share-based Payment
HKFRS 5	Non-current Assets Held for Sale and Discontinued Operations

The adoption of new/revised HKASs 7, 8, 10, 16, 27, 28, 30, 33, 36, 38 and HKFRS 2 did not result in substantial changes to the Group's accounting policies. In summary:

HKAS 1

HKAS 1 has affected the presentation of minority interest, share of net after-tax results of associates and other disclosures.

HKAS 17

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land from fixed assets to operating leases if the land element can be split reliably. The up-front prepayments made for the leasehold land will then be expensed in the profit and loss account on a straight-line basis over the period of the lease. In prior years, the leasehold land was accounted for at fair value or revalued amount less subsequent depreciation. It is determined that the values of the land and building elements of the Group's leasehold properties cannot be split reliably, the treatment of the leasehold properties is consistent with prior years.

HKAS 21

In HKAS 21, the functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard. All the Group entities except those located outside Hong Kong have the same functional currency as the presentation currency for the respective entities' accounts.

2. Summary of significant accounting policies (continued)

2.1 *Basis of preparation (continued)*

The adoption of new/revised HKFRSs (continued)

HKAS 24

For the purposes of these accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control. Related parties may be individuals or entities.

The adoption of HKAS 24 "Related Party Disclosures" has affected the identification of related parties and some other related-party disclosures. This HKAS requires the disclosure of the compensation of key management personnel. In addition, it requires the Group to disclose related party transactions with state-controlled entities as these profit-oriented state-controlled entities are no longer exempted from disclosure.

HKAS 32 and HKAS 39

The adoption of HKAS 32 has resulted in providing additional disclosures of terms, conditions, accounting policies, risk and fair values of financial instruments throughout the notes to the accounts.

The adoption of HKAS 39 has resulted in changes in the accounting policies relating to the recognition and measurement of financial instruments with details set out in notes 2.5, 2.8 to 2.11 and 2.13.

HKAS 40

The adoption of revised HKAS 40 has resulted in a change in the accounting policy for investment properties as changes in fair values are now recorded in the profit and loss account. In prior years, the increases in fair value were credited to the investment properties revaluation reserve. Decreases in fair value were first set off against increases on earlier valuations on a portfolio basis and thereafter were expensed in the profit and loss account.

HKAS-Int 21

The adoption of revised HKAS-Int 21 has resulted in a change in the accounting policy relating to the measurement of deferred income tax liability arising from the revaluation of investment properties. Such deferred income tax liability is measured on the basis of tax consequences that would follow from the recovery of the carrying amount of that asset through use. In prior years, the carrying amount of that asset was expected to be recovered through sale and no deferred income tax liability was recognised.

HKFRS 5

The adoption of HKFRS 5 has resulted in a change in accounting policy for repossessed collateral assets. Repossessed collateral assets are reported as "Repossessed assets" under "Other assets" and the relevant loans and impairment allowances are derecognised. The repossessed collateral assets are measured at lower of carrying amount of derecognised loans and net realisable value of the repossessed collateral.

2. Summary of significant accounting policies (continued)

2.1 *Basis of preparation (continued)*

The adoption of new/revised HKFRSs (continued)

In prior years, loans and advances where assets had been repossessed continued to be reported as "Advances to customers" on the balance sheet and the carrying value was adjusted down to net realisable value of the repossessed assets.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

- HKAS 39 – does not permit recognition, derecognition and measurement of financial assets and liabilities in accordance with these standards on a retrospective basis. The Group continued to apply the previous standard, SSAP 24 "Accounting for investments in securities", to investments in securities and also to hedge relationships for the 2004 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognised at 1 January 2005.

- HKAS 40 does not require the Group to restate the comparative information and any adjustment should be made to retained earnings as at 1 January 2005, including the reclassification of any amount held in revaluation surplus for investment property.

- HKAS-Int 21 – deferred income tax is provided on revaluation surplus of investment properties in accordance with HKAS-Int 21. As the retrospective effect is immaterial, no restatement of prior year comparative figures has been made.

- HKFRS 5 – applied prospectively after the adoption date.

The HKICPA has issued a number of new and revised HKFRSs which are effective for accounting periods beginning on or after 1 January 2006. The Group has not early adopted any of the following new Standards or Interpretations which are relevant to the Group:

HKAS 1 (Amendment)	Capital Disclosures
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 (Amendment)	The Fair Value Option
HKFRS 7	Financial Instruments: Disclosures
HKFRS-Int 4	Determining whether an Arrangement contains a Lease

The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

2. Summary of significant accounting policies (continued)

2.2 *Consolidation*

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31 December.

(a) Subsidiaries

Subsidiaries are those entities in which the Group, directly or indirectly, controls the composition of the Board of Directors, controls more than half of the voting power or holds more than half of the issued share capital that entitle the Group to govern the financial and operating policies of the entities. The existence and effect of any potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for any acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values as of the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the profit and loss account.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless the transaction provides evidence of impairment of the assets transferred. Where necessary, accounting policies of subsidiaries are changed to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less allowance for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

The gain or loss on the disposal of a subsidiary represents the difference between: a) the proceeds of the sale and, b) the Group's share of its net assets including goodwill on acquisition net of any accumulated impairment loss and any related accumulated foreign currency translation difference.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

2. Summary of significant accounting policies (continued)

2.2 Consolidation (continued)

(b) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The Group's interests in associates includes goodwill on acquisition net of any accumulated impairment loss and any related accumulated foreign currency translation difference.

The Group's share of the post-acquisition profits or losses of associates is recognised in the profit and loss account, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses unless the Group has incurred obligations or made payments on behalf of the associates.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

In the Company's balance sheet, any interests in associates are stated at cost less allowance for impairment losses. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

2.3 Segmental reporting

A business segment is a distinguishable component of the Group that is engaged in providing products and services and that is subject to risks and returns that are different from those of other business segments. A geographical segment is a distinguishable component of the Group that is engaged in providing products or services within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments.

2.4 Foreign currency translation

Items included in the accounts of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated accounts are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

Foreign currency transactions are translated into the functional currency using average exchange rates or the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions are recognised directly in the profit and loss account. Assets and liabilities denominated in foreign currencies are translated at the closing rate at the balance sheet date. The differences arising from translation are recognised in the profit and loss account except for translation differences on non-monetary items such as equity classified as available-for-sale financial assets are included in the fair value change reserve in equity.

2. Summary of significant accounting policies (continued)

2.4 *Foreign currency translation (continued)*

The results and financial position of all Group entities that have a functional currency different from Hong Kong dollars are translated into Hong Kong dollars as follows:

- assets and liabilities are translated at the closing rate at the balance sheet date;
- income and expenses are translated at average exchange rates; and
- all resulting exchange differences are recognised in the currency translation reserve in equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments are taken to shareholders' equity. When a foreign entity is sold, such exchange differences are recognised in the profit and loss account, as part of the gain or loss on sale.

2.5 *Derivative financial instruments and hedge accounting*

From 1 January 2004 to 31 December 2004

Off-balance sheet financial instruments included derivatives, such as futures, forwards, swaps, options and other transactions undertaken by the Group in the foreign exchange, interest rate, equity and other markets. The accounting for these derivatives was dependent on whether the transactions were undertaken for dealing or hedging purposes when the Group entered into a derivative contract.

Derivative financial instruments other than those transacted to hedge risk were deemed to be held for dealing purposes. Transactions undertaken for dealing purposes were marked to market at fair value. For exchange traded contracts, fair value was based on quoted market prices. For non-exchange traded contracts, fair value was based on dealers' quotes, pricing models or quoted prices for instruments with similar characteristics. The gain or loss arising from changes in fair value was recognised in the profit and loss account as "Net gain/(loss) from foreign exchange activities" or "Net gain/(loss) from other dealing activities".

Unrealised gains/losses on transactions which were marked to market were included in "Other assets" or "Other accounts and provisions".

Transactions undertaken for hedging purposes were designated at inception and the hedging instrument was required to be highly effective in accomplishing the objective of offsetting the risk being hedged throughout the life of the hedge. Hedging instruments were valued on an equivalent basis to the assets, liabilities or net positions that they were hedging. Any profit or loss was recognised in the profit and loss account on the same basis as that arising from the related assets, liabilities or net positions.

If a derivative transaction no longer met the criteria for a hedge set out above, the derivative was deemed to be held for dealing purposes and was accounted for as set out above.

2. Summary of significant accounting policies (continued)

2.5 *Derivative financial instruments and hedge accounting (continued)*

From 1 January 2005 onwards

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair values. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and through the use of valuation techniques, including discounted cash flow models and options pricing models, as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative and are categorised as held for trading under fair value through profit or loss unless they are designated as hedges and are effective hedging instruments, then they are subject to measurement under the hedge accounting requirements.

The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. When such evidence exists, the Group may recognise profits on the date of transaction.

Certain derivatives embedded in other financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the profit and loss account.

The Group designates certain derivatives as hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedge). Hedge accounting is used for derivatives designated in this way.

The Group documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values of hedged items. These criteria should be met before a hedging can be qualified to be accounted for under hedge accounting.

Changes in the fair value of derivatives that are designated and qualified as effective fair value hedges are recorded in the profit and loss account, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised to profit or loss over the period to maturity. The adjustment to the carrying amount of a hedged equity security remains in retained earnings until the disposal of the equity security.

For derivative instruments held for trading and those that do not qualify for hedge accounting, changes in their fair value are recognised immediately in the profit and loss account.

2. Summary of significant accounting policies (continued)

2.6 *Offsetting financial instruments*

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

2.7 *Interest income and expense and fees and commission income and expense*

From 1 January 2004 to 31 December 2004

Interest income and expense was recognised in the profit and loss account as it accrued, except in the case of doubtful debts, where interest was credited to a suspense account which was netted in the balance sheet against the relevant balances. Fees and commission income were recognised in the period when earned unless they related to transactions involving an interest rate risk or other risks which extended beyond the then current period, in which case they were amortised over the period of the transaction as commission. Premiums or discounts of debt securities held, or debt instruments in issue, were amortised over the period from the date of purchase or issue to the date of maturity, as part of interest income or interest expense.

From 1 January 2005 onwards

Interest income and expense are recognised in the profit and loss account for all instruments carried at amortised cost using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes fees, premiums or discounts and basis points paid or received between parties to the contract, and directly attributable origination fees and costs which represent an integral part of the effective yield are amortised over the expected life of the financial instrument.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised on the written down value using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Subsequent unwinding of the discount allowance is recognised as interest income.

Income and amortisation derived using the effective interest method for available-for-sale securities and financial instruments at fair value through profit or loss continue to be recognised as interest income or interest expense in the profit and loss account.

Fees and commissions are generally recognised on an accrual basis ratably over the period when the related service has been provided. Loan syndication fees are recognised as revenue when the related syndication arrangement has been completed and the Group has retained no part of the loan package for itself or has retained a part at the same effective interest rate as that of other participants.

2. Summary of significant accounting policies (continued)

2.8 *Financial assets*

From 1 January 2004 to 31 December 2004

All financial assets were carried at cost less amortisation and impairment allowances, except for "Other investment in securities" and derivative assets held for dealing which were measured at fair value. Gains and losses from changes in fair value were recognised in the profit and loss account.

The fair values of quoted investments in active markets were based on current market mid prices or closing prices as at the balance sheet date.

From 1 January 2005 onwards

The Group classifies its financial assets into the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments and available-for-sale financial assets. Management determines the classification of its investment at initial recognition. The classification depends on the purpose for which the financial assets were held. All financial assets are classified at inception or date of transition to the new HKFRS and are recognised initially at fair value. Except for financial assets carried at fair value through profit or loss, all transaction costs of financial assets are included in their amortised costs.

(1) *Financial assets at fair value through profit or loss*

This category has two sub-categories: financial assets held for trading, and those designated as at fair value through profit or loss at inception or date of transition to the new HKFRSs. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the short term. A financial asset is typically designated as at fair value through profit or loss if it meets the following criteria:

- it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring financial assets or financial liabilities or recognising the gains and losses on them on different bases; or

- a group of financial assets and financial liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and this is the basis on which information about these assets and liabilities is provided internally to the management.

Financial assets at fair value through profit or loss are subsequently measured at fair value. Transaction costs of financial assets so designated are taken directly to the profit and loss account. Changes in fair value of financial assets in this category are recognised in the profit and loss account as they arise.

(2) *Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, including placements with banks and other financial institutions, investment debt securities without an active market and loans and advances to customers. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are carried at amortised cost using the effective interest method.

2. Summary of significant accounting policies (continued)

2.8 *Financial assets (continued)*

From 1 January 2005 onwards (continued)

(3) *Held-to-maturity*

Financial assets classified as held-to-maturity are those traded in active markets, with fixed or determinable payments and fixed maturities that the Group's management has both the positive intention and the ability to hold to maturity. Held-to-maturity investments are carried at amortised cost using the effective interest method. Were the Group to sell other than an insignificant amount of held-to-maturity assets, the entire category would be tainted and reclassified as available-for-sale.

(4) *Available-for-sale*

Financial assets classified as available-for-sale are those that are either designated as such or are not classified in any of the other categories. They are intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices.

Available-for-sale financial assets are measured at fair value. The difference between fair value and amortised cost are recognised directly in equity, until the financial asset is derecognised or impaired at which time the cumulative gain or loss previously recognised in equity is then transferred to the profit and loss account.

Interest derived from available-for-sale financial instrument is recognised using the effective interest method in the profit and loss account. Dividends on equity instruments classified as available-for-sale are recognised in the profit and loss account when the Group's right to receive payment is established.

2.9 *Financial liabilities*

From 1 January 2004 to 31 December 2004

All financial liabilities except short positions in trading securities and derivative liabilities held for dealing were carried at cost or amortised cost. Short positions in trading securities and derivative liabilities held for dealing were measured at fair value and any gains and losses from changes in fair value were recognised in the profit and loss account.

From 1 January 2005 onwards

The Group classifies its financial liabilities under the following categories: trading liabilities, financial liabilities designated as at fair value through profit or loss, deposits, debt securities in issue and other liabilities. All financial liabilities are classified at inception and recognised initially at fair value.

(1) *Trading liabilities*

A financial liability is classified as held for trading if it is incurred principally for the purpose of repurchasing in the short term. It is measured at fair value and any gains and losses from changes in fair value are recognised in the profit and loss account.

2. Summary of significant accounting policies (continued)

2.9 *Financial liabilities (continued)*

From 1 January 2005 onwards (continued)

(2) *Financial liabilities designated as at fair value through profit or loss*

A financial liability can be designated as at fair value through profit or loss if it is so designated at inception or the date of transition to the new HKFRSs. Financial liabilities so designated include certain certificates of deposit issued and certain deposits received from customers that are embedded with derivatives. A financial liability is typically so designated if it meets the following criteria:

- it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring financial assets or financial liabilities or recognising the gains and losses on them on different bases; or

- a group of financial assets and financial liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and this is the basis on which information about these assets and liabilities is provided internally to the management.

Financial liabilities designated at fair value through profit or loss are measured at fair value and any gains and losses from changes in fair value are recognised in the profit and loss account.

(3) *Deposits, debt securities in issue and other liabilities*

Deposits and debt securities in issue, other than those classified as trading liabilities or designated as at fair value through profit or loss, together with other financial liabilities are carried at amortised cost.

2.10 *Valuation of securities and derivatives*

From 1 January 2004 to 31 December 2004

The fair values of quoted investments and financial liabilities in active markets were based on current market mid prices or closing prices as at the balance sheet date.

From 1 January 2005 onwards

The fair values of financial assets and financial liabilities that are quoted in active markets are based on current bid prices and current ask prices respectively. If the market for a financial asset is not active (including unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

2. Summary of significant accounting policies (continued)

2.11 *Recognition and derecognition of financial instruments*

Purchases and sales of financial assets at fair value through profit or loss, available-for-sale and held-to-maturity are recognised on the trade date, the date on which the Group purchases or sells the assets. Loans and receivables (except investment securities) are recognised when cash is advanced to the borrowers. Financial assets are initially recognised at fair value plus transaction costs for all financial assets not measured at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or where the Group has transferred substantially all risks and rewards of ownership.

Securities and bills sold to a counter-party with an obligation to repurchase at a pre-determined price on a specified future date under a repurchase agreement are referred to as Repos. Securities and bills purchased from a counter-party with an obligation to re-sell to the counter-party at a pre-determined price on a specified future date under a resale agreement are referred to as Reverse repos.

Repos are initially recorded as due to banks, placements from banks and other financial institutions, as appropriate, at the actual amount of cash received from the counter-party. The financial assets used to collateralise repurchase agreements are recorded as investment securities or financial assets at fair value through profit or loss. Reverse repos are initially recorded in the balance sheet as cash and due from banks or placements with banks and other financial institutions, as appropriate, at the actual amount of cash paid to the counter-party. The financial assets received as collateral under reverse repurchase agreements are not recorded on the balance sheet. The difference between sale and repurchase price is recognised as interest income or interest expense over the life of the agreements using the effective interest method.

2.12 *Precious metals*

Precious metals comprise gold, silver and other precious metals. Precious metals that are related to the Group's trading activities are initially recognised at fair value and subsequently re-measured at their respective market prices as of the balance sheet date. Mark-to-market gains or losses on precious metals related to the Group's trading activities are included in net trading income.

2.13 *Impairment of financial assets*

From 1 January 2004 to 31 December 2004

Provisions were made against specific loans and advances as and when there were doubts on the ultimate recoverability of principal and interest in full on an individually assessed basis. Specific provision was made to reduce the carrying value of the assets to their recoverable amount. Where it was not possible to reliably estimate the loss, the Group applied pre-determined provisioning levels to the unsecured portion of loans and advances based on the Group's loan classification procedures. In addition, amounts were set aside as a general provision for performing loans on pre-determined provisioning levels. Provisions were charged to the profit and loss account when provided.

Financial assets other than loans and advances were reviewed on each balance sheet date to determine whether there was any indication of impairment. If the recoverable amount of the asset was estimated to be less than its carrying amount, the carrying amount of the asset was reduced to its recoverable amount and the impairment loss was recognised in the profit and loss account.

2. Summary of significant accounting policies (continued)

2.13 Impairment of financial assets (continued)

From 1 January 2005 onwards

(1) Assets carried at amortised cost

The Group assesses as of each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Group about the following loss events:

(i) significant financial difficulty of the issuer or obligor;

(ii) a breach of contract, such as a default or delinquency in interest or principal payments;

(iii) the Group granting to the borrower, for economic or legal reasons relating to the borrower's financial difficulty, a concession that the lender would not otherwise consider;

(iv) it becoming probable that the borrower will enter into bankruptcy or other financial reorganisation;

(v) the disappearance of an active market for that financial asset because of financial difficulties; or

(vi) observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:

- adverse changes in the payment status of borrowers in the group; or
- national or local economic conditions that correlate with defaults on the assets in the group.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

2. Summary of significant accounting policies (continued)

2.13 Impairment of financial assets (continued)

From 1 January 2005 onwards (continued)

(1) Assets carried at amortised cost (continued)

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the profit and loss account. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument's fair value using an observable market price.

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral.

For the purpose of a collective evaluation of impairment, financial assets are grouped on the basis of similar and relevant credit risk characteristics. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors' ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with credit risk characteristics similar to those in the group.

When a loan is uncollectible, it is written off against the related allowance for impairment losses. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of impairment losses in the profit and loss account.

If, in a subsequent period, the amount of allowance for impairment losses decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the profit and loss account.

Impairment losses recognised in the profit and loss account for equity investments carried at amortised cost shall not be reversed.

2. Summary of significant accounting policies (continued)

2.13 *Impairment of financial assets (continued)*

From 1 January 2005 onwards (continued)

(2) *Assets measured at fair value*

The Group assesses as of each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative losses, measured as the difference between the acquisition cost or amortised cost and the current fair value, less any impairment loss on that financial asset previously recognised in the profit and loss account, is removed from equity and recognised in the profit and loss account. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the profit and loss account, the impairment loss is reversed through the profit and loss account. With respect to equity instruments, such reversals are made through the available-for-sale reserve within equity.

2.14 *Intangible assets*

Intangible assets principally comprise computer software. Intangible assets are stated in the accounts at cost less accumulated amortisation and impairment. Amortisation for intangible assets is calculated on a straight-line basis from the month of acquisition or operation over the shorter of their estimated beneficial lives or effective useful periods (normally not exceeding five years) and is recognised in the profit and loss account.

When the estimated recoverable amount of a specific intangible asset is lower than its carrying amount, an impairment loss is recognised in the profit and loss account.

2.15 *Fixed assets*

(1) Premises, equipment, fixtures and fittings

Premises mainly comprise of branches and offices. Premises are shown at open market value based on periodic, but at least triennial, valuations by external independent valuers less subsequent depreciation. Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount of the asset. In the intervening years, the directors review the carrying value of premises, by reference to the open market value of similar properties, and adjustments are made when there has been a material change. All equipment, fixtures and fittings are stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition and installation of the items.

Subsequent costs are included in the asset's carrying amount or are recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to the profit and loss account during the financial period in which they are incurred.

2. Summary of significant accounting policies (continued)

2.15 Fixed assets (continued)

(1) Premises, equipment, fixtures and fittings (continued)

Increases in the carrying amount arising on revaluation of premises are credited to the premises revaluation reserve in shareholders' equity. Decreases that offset previous increases of the same individual asset are charged against premises revaluation reserve directly in equity; all other decreases are expensed in the profit and loss account. Any subsequent increases are credited to the profit and loss account up to the amount previously debited, and then to the premises revaluation reserve. Upon disposal of premises, the relevant portion of the premises revaluation reserve realised in respect of previous valuations is released and transferred from the premises revaluation reserve to retained earnings.

Depreciation is calculated on the straight-line method to write down the cost or revalued amounts of such assets over their estimated useful lives as follows:

– Premises	Over the remaining period of lease
– Equipment, fixtures and fittings	3-15 years

The assets' useful lives are reviewed, and adjusted if appropriate, as of each balance sheet date.

At each balance sheet date, both internal and external sources of information are considered to determine whether there is any indication that premises, equipment, fixtures and fittings are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment loss is recognised in the profit and loss account except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease. The recoverable amount is the higher of the asset's fair value less costs to sell and value in use. Impairment loss is reversed through the premises revaluation reserve or profit and loss account as appropriate.

Gains and losses on disposals are determined by comparing net sales proceeds with carrying amount. These are included in the profit and loss account.

(2) Property under development

Property under development represents assets under construction or installation and is stated at cost less impairment losses. Cost comprises equipment cost, cost of development, construction and installation, interest and other direct costs attributable to the development. Items classified as property under development are transferred to premises or investment properties when such assets are ready for their intended use, and the depreciation charge commences from the month such assets are transferred to premises.

Impairment losses are recognised for idle projects with respect to which management has determined that resumption in the foreseeable future is not probable. The impairment loss is equal to the extent to which the estimated recoverable amount of a specific project is less than its carrying amount. The recoverable amount is the asset's fair value less costs to sell. Any impairment losses or reversals are charged or credited to the profit and loss account.

2. Summary of significant accounting policies (continued)

2.16 Investment properties

From 1 January 2004 to 31 December 2004

Investment properties were carried at valuation assessed by professional valuers on the basis of open market value. Changes in the value of investment properties were treated as a movement in the investment properties revaluation reserve on a portfolio basis. Unless the total of the reserve was insufficient to cover a deficit, then the deficit exceeding the total investment properties revaluation reserve was charged to the profit and loss account. Any subsequent revaluation surplus was credited to the profit and loss account to the extent of the deficit previously charged.

Properties leased out within consolidated group companies were classified as premises in both the individual companies' accounts and consolidated accounts.

From 1 January 2005 onwards

Properties that are held for long-term rental yields or for capital appreciation or both, and that are not occupied by the companies in the consolidated Group, are classified as investment properties. Properties leased out within consolidated group companies are classified as investment properties in individual companies' accounts and as premises in consolidated accounts. Land held under operating lease is classified and accounted for as investment property when the rest of the definition of investment property is met. The operating lease is accounted for as if it is a finance lease.

Investment properties are recognised initially at cost, including related transaction costs. After initial recognition, investment properties are measured at fair value assessed by professional valuers on the basis of open market value.

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the profit and loss account during the financial period in which they are incurred.

Any changes in fair value are reported directly in the profit and loss account. Deferred income tax is provided on revaluation surpluses of investment properties in accordance with HKAS-Int 21 ("Income Taxes – Recovery of Revalued Non-Depreciable Assets") on HKAS 12 ("Income Taxes").

If an investment property becomes owner-occupied, it is reclassified as premises, and its fair value at the date of reclassification becomes its cost for accounting purposes. If an item of premises becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this item at the date of transfer is recognised in equity as a revaluation of premises under HKAS 16 ("Property, Plant and Equipment"). However, if a fair value gain reverses a previous impairment loss, the gain is recognised in the profit and loss account.

2. Summary of significant accounting policies (continued)

2.17 Leases

(1) Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. The total payments made under operating leases (net of any incentives received from the lessor) which include land use rights with payments that are separately identifiable at inception of the lease are charged to the profit and loss account on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

Where the Group is a lessor, the assets subject to the operating lease are accounted for as investment properties. Rental income from operating leases is recognised on a straight-line basis over the lease term.

(2) Finance Leases on properties

From 1 January 2004 to 31 December 2004

Leasehold properties regarded as finance leases were stated at valuation determined by the directors with reference to a valuation conducted by independent professional valuers.

From 1 January 2005 onwards

Upon adoption of HKAS 17 ("Leases"), where the land and buildings elements of leasehold properties held for own use can be split reliably as at inception of the lease, this results in a change in the classification of leasehold land and land use rights from fixed assets to operating leases. The up-front prepayments made or other costs incurred for acquiring the leasehold land and land use rights are expensed in the profit and loss account on a straight-line basis over the period of the lease. Where there is impairment of the up-front prepayments, the impairment is expensed in the profit and loss account immediately. Where the land and buildings cannot be split reliably as at the inception of the lease, the land and buildings elements will continue to be treated as finance leases and measured at fair value.

Separate measurement of the land and buildings elements is not required when the Group's interest in both land and buildings is classified as investment properties as if it is finance lease and is measured at fair value.

Pursuant to the Bank of China (Hong Kong) Limited (Merger) Ordinance ("Merger Ordinance") 2001, all assets and liabilities of the designated branches and subsidiaries, and the shares of certain entities of the legacy Bank of China Group in Hong Kong were effectively transferred to BOCHK, which was immediately owned by the then newly formed BOC Hong Kong (Holdings) Limited ("the Merger"). This was a significant event and the Group has therefore adopted the valuation at the date of the Merger as the deemed cost for its leasehold properties to reflect the circumstances at the time of the Merger.

2. Summary of significant accounting policies (continued)

2.17 Leases (continued)

(2) Finance Leases on properties (continued)

From 1 January 2005 onwards (continued)

On adoption of the deemed cost at the date of Merger, the Group made reference to the independent property valuation conducted as at 31 August 2001 for the purpose of the Merger, which did not split the values of the leasehold properties between the land and buildings elements. Any means of subsequent allocation of the valuation of the leasehold properties at the date of Merger between the land and buildings elements would be notional and therefore would not represent reliable information. It is determined that the values of the land and buildings elements of the Group's leasehold properties cannot be reliably split and the leasehold properties are treated as finance leases. The Group has also adopted the revaluation model under HKAS 16 ("Property, Plant and Equipment") by which assets held for own use arising under these finance leases are measured at fair value less any accumulated depreciation and impairment losses.

2.18 Cash and cash equivalents

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise balances with original maturity less than three months from the date of acquisition, including cash, balances with banks and other financial institutions, short-term bills and notes categorised as investment securities and certificates of deposits.

2.19 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

2.20 Employee benefits

(1) Retirement benefit costs

The Group contributes to defined contribution retirement schemes under either recognised ORSO schemes or MPF schemes that are available to the Group's employees. Contributions to the schemes by the Group and employees are calculated as a percentage of employees' basic salaries for the ORSO schemes and in accordance with the MPF rules for MPF schemes. The retirement benefit scheme costs are charged to the profit and loss account as incurred and represent contributions payable by the Group to the schemes. Share of contributions made by the Group that are forfeited by those employees who leave the ORSO scheme prior to the full vesting of their entitlement to the contributions are used by the Group to reduce the existing level of contributions or to meet its expenses under the trust deed of the ORSO schemes.

The assets of the schemes are held in independently-administered funds separate from those of the Group.

(2) Leave entitlements

Employee entitlements to annual leave and sick leave are recognised when they accrue to employees. A provision is made for the estimated liability for unused annual leave and the amount of sick leave expected to be paid as a result of services rendered by employees up to the balance sheet date.

2. Summary of significant accounting policies (continued)

2.20 Employee benefits (continued)

(2) Leave entitlements (continued)

Compensated absences other than annual leave and sick leave are non-accumulating; they lapse if the current period's entitlement is not used in full and do not entitle employees to a cash payment for unused entitlement on leaving the Group. Such compensated absences are recognised when the absences occur.

(3) Bonus plans

The expected cost of bonus payments are recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made. Liabilities for bonus plans are expected to be settled within twelve months and are measured at the amounts expected to be paid when they are settled.

2.21 Deferred income taxes

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated accounts. Deferred income tax is determined using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

The principal temporary differences arise from asset impairment provisions, depreciation of property and equipment, revaluation of certain assets and liabilities including derivative contracts and available-for-sale securities, properties and tax losses carried forward. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax liabilities are provided in full on all taxable temporary differences and deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which profits arise.

Deferred income tax is charged or credited in the profit and loss account except when it relates to items charged or credited directly to equity, in which case the deferred income tax is also dealt with in equity, such as the fair value re-measurement of available-for-sale investments and revaluation of premises.

2.22 Repossessed assets

From 1 January 2004 to 31 December 2004

Repossessed assets continued to be reported as non-performing loans and advances until all collection efforts were exhausted and the repossessed assets were realised. Before realisation, loan impairment allowances were made after taking into account the market value of the repossessed assets to adjust the carrying value of related loans and advances to their net realisable values.

2. Summary of significant accounting policies (continued)

2.22 Repossessed assets (continued)

From 1 January 2005 onwards

Upon adoption of HKFRS 5 ("Non-current Assets Held for Sale and Discontinued Operations"), repossessed assets are initially recognised at the lower of their fair value or the amortised cost of the related outstanding loans on the date of repossession. The related loans and advances together with the related impairment allowances are then derecognised from the balance sheet. Subsequently, repossessed assets are measured at the lower of their cost or net realisable value and are reported as 'Noncurrent assets held for sale' under 'Other assets'.

2.23 Fiduciary activities

The Group commonly acts as a trustee, or in other fiduciary capacities, that result in its holding or managing assets on behalf of individuals, trusts and other institutions. These assets and any income or losses arising thereon are excluded from these accounts, as they are not assets of the Group.

2.24 Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised as a provision but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When the inflow is virtually certain, it will be recognised as an asset.

2.25 Related parties

For the purposes of these accounts, a party is considered to be related to the Group if the Group has the ability, directly and indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control. Related parties may be individuals or entities.

3. Critical accounting estimates and judgements in applying accounting policies

The Group makes estimates and assumptions that may affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgements are continually evaluated and are based on historical experience and other factors that are believed under the circumstances to be reasonable. Areas susceptible to changes in essential estimates and judgements, which affect the carrying value of assets and liabilities, are set out below. It is impracticable to determine the effect of changes to either the key assumptions discussed below or other estimation uncertainties. It is possible that actual results may require material adjustments to the estimates referred to below.

3.1 *Impairment allowances on loans and advances*

The Group reviews its loan portfolios to assess impairment at least on a quarterly basis. In determining whether an impairment loss should be recorded in the consolidated profit and loss account, the Group makes judgements as to whether there is any observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of loans before the decrease can be identified with an individual loan in that portfolio. This evidence may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group (e.g. payment delinquency or default). Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

3.2 *Fair values of financial instruments*

The fair values of financial instruments that are not quoted in active markets are determined by using valuation techniques. Valuation techniques used include discounted cash flows analysis and models with built-in functions available in externally acquired financial analysis or risk management systems widely used by the industry. To the extent practical, models use only observable data. However, in case of missing data, the Group uses interpolation or extrapolation methods to estimate the data required. Changes in assumptions about these estimates could affect reported fair values of financial instruments.

3.3 *Held-to-maturity investments*

The Group follows the guidance of HKAS 39 on classifying non-derivative financial assets with fixed or determinable payments and fixed maturity as held-to-maturity. This classification requires significant judgement. In making this judgement, the Group evaluates its intention and ability to hold such investments to maturity. If the Group fails to keep these investments to maturity other than for the specific circumstances – for example, selling an insignificant amount close to maturity – it will be required to reclassify the entire class as available-for-sale. The investments would then be measured at fair value and not amortised cost.

3.4 *Income taxes*

The Group is subject to income taxes in different jurisdictions. Significant estimates are required in determining the respective provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary courses of business. The Group recognises liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that are initially recorded, such differences will impact the income tax and deferred income tax and relevant assets and liabilities in the period in which such determination is made.

4. Effect of adopting new HKASs

(a) The estimated effect of adopting these new accounting standards on consolidated balance sheet items are as follows:

	HKFRS 5 HK$'m	HKAS 32 & HKAS 39 HK$'m	HKAS 40 & HKAS-INT 21 HK$'m	Total HK$'m
Increase/(decrease) in assets as at 31 December 2005				
Cash and short-term funds	–	(1,326)	–	(1,326)
Placements with banks and other financial institutions maturing between one and twelve months	–	183	–	183
Trading securities and other financial instruments at fair value through profit or loss	–	9,652	–	9,652
Derivative financial instruments	–	5,184	–	5,184
Certificates of deposit held	–	84	–	84
Advances and other accounts	(228)	4,576	–	4,348
Available-for-sale securities	–	42,794	–	42,794
Held-to-maturity securities	–	(54,170)	–	(54,170)
Loans and receivables	–	13,080	–	13,080
Investment securities	–	(50)	–	(50)
Other investments in securities	–	(9,069)	–	(9,069)
Other assets	228	(1,188)	–	(960)
	–	9,750	–	9,750
Increase/(decrease) in liabilities as at 31 December 2005				
Deposits and balances of banks and other financial institutions	–	27	–	27
Trading liabilities and other financial instruments at fair value through profit or loss	–	7,924	–	7,924
Derivative financial instruments	–	4,193	–	4,193
Deposits from customers	–	(5,165)	–	(5,165)
Certificates of deposit issued	–	(36)	–	(36)
Deferred tax liabilities	–	821	968	1,789
Other accounts and provisions	–	(2,087)	–	(2,087)
	–	5,677	968	6,645
Increase/(decrease) in equity as at 31 December 2005				
Premises revaluation reserve	–	–	2	2
Investment properties revaluation reserve	–	–	(2,005)	(2,005)
Reserve for fair value changes of available-for-sale securities	–	(245)	–	(245)
Regulatory reserve*	–	3,526	–	3,526
Retained earnings	–	750	1,031	1,781
	–	4,031	(972)	3,059
Minority interests	–	42	4	46
	–	4,073	(968)	3,105

* The regulatory reserve has been set up, as a consequence of the adoption of HKAS 39, for general banking risks in accordance with the requirements of the HKMA.

4. Effect of adopting new HKASs (continued)

(a) The estimated effect of adopting these new accounting standards on consolidated balance sheet items are as follows: (continued)

	HKAS 32 & HKAS 39 HK$'m	HKAS 40 & HKAS-INT 21 HK$'m	Total HK$'m
Increase/(decrease) in assets as at 1 January 2005			
Cash and short-term funds	(1,350)	–	(1,350)
Placements with banks and other financial institutions maturing between one and twelve months	319	–	319
Trading securities and other financial instruments at fair value through profit or loss	11,594	–	11,594
Derivative financial instruments	6,334	–	6,334
Certificates of deposit held	45	–	45
Advances and other accounts	1,274	–	1,274
Available-for-sale securities	21,968	–	21,968
Held-to-maturity securities	(22,821)	–	(22,821)
Investment securities	(50)	–	(50)
Other investments in securities	(8,288)	–	(8,288)
Deferred tax assets	1	–	1
Other assets	92	–	92
	9,118	–	9,118
Increase/(decrease) in liabilities as at 1 January 2005			
Deposits and balances of banks and other financial institutions	16	–	16
Trading liabilities and other financial instruments at fair value through profit or loss	3,792	–	3,792
Derivative financial instruments	6,805	–	6,805
Deposits from customers	(1,357)	–	(1,357)
Certificates of deposit issued	63	–	63
Deferred tax liabilities	588	637	1,225
Other accounts and provisions	(4,024)	–	(4,024)
	5,883	637	6,520
Increase/(decrease) in equity as at 1 January 2005			
Investment properties revaluation reserve	–	(623)	(623)
Regulatory reserve*	3,410	–	3,410
Retained earnings	(212)	(14)	(226)
	3,198	(637)	2,561
Minority interests	37	–	37
	3,235	(637)	2,598

* The regulatory reserve has been set up, as a consequence of the adoption of HKAS 39, for general banking risks in accordance with the requirements of the HKMA.

4. Effect of adopting new HKASs (continued)

(b) The estimated effect of adopting new accounting standards on consolidated profit and loss account are as follows:

	HKAS 32 & HKAS 39 HK$'m	HKAS 40 & HKAS-INT 21 HK$'m	Total HK$'m
For the year ended 31 December 2005			
Increase/(decrease) in			
Net interest income	(257)	–	(257)
Net fees and commission income	(146)	–	(146)
Net trading income	705	–	705
Reversal of loan impairment allowances on advances	1,169	–	1,169
Net gain from fair value adjustments on investment properties	–	1,382	1,382
Taxation	(240)	(339)	(579)
Total effect for the year	1,231	1,043	2,274
	HK$	HK$	HK$
Earnings per share impact	0.12	0.10	0.22

There is no significant effect of adopting new accounting standards on the consolidated profit and loss account for the year ended 31 December 2004.

5. Financial risk management

This note presents financial information about the Group's exposure to the use of financial instruments. For further details of the control of risk, please refer to the section "Risk Management" in the Management's Discussion and Analysis on page 37 to page 40.

(a) *Geographical concentrations of assets, liabilities and off-balance sheet items*

The following note incorporates the requirements on risk disclosures of HKAS 32 and geographical concentrations of risk of HKAS 30, based on the location of the subsidiary, associate or branch in which the related item is recorded.

Capital expenditure is shown by the geographical area in which the buildings and equipment are located.

	2005				
	Total assets HK$'m	**Total liabilities HK$'m**	**Contingent liabilities and commitments HK$'m**	**Operating income HK$'m**	**Capital expenditure HK$'m**
Hong Kong	**799,717**	**736,496**	**146,077**	**17,377**	**562**
Mainland China	**21,838**	**4,508**	**15,498**	**495**	**7**
Others	**550**	**368**	**112**	**24**	**–**
	822,105	**741,372**	**161,687**	**17,896**	**569**

	2004				
	Total assets HK$'m	Total liabilities HK$'m	Contingent liabilities and commitments HK$'m	Operating income HK$'m	Capital expenditure HK$'m
Hong Kong	782,264	716,905	142,380	15,540	450
Mainland China	13,901	9,664	11,904	299	–
Others	611	447	168	18	–
	796,776	727,016	154,452	15,857	450

5. Financial risk management (continued)

(b) *Currency risk*

Tables below summarise the Group's exposure to foreign currency exchange rate risk as at 31 December. Included in the tables are the Group's assets and liabilities at carrying amounts in HK$ equivalent, categorised by the original currency.

	2005							
	Renminbi HK$'m	US Dollars HK$'m	HK Dollars HK$'m	EURO HK$'m	Japanese Yen HK$'m	Pound Sterling HK$'m	Others HK$'m	Total HK$'m
Assets								
Cash and short-term funds	22,809	27,182	58,407	524	154	2,898	3,601	115,575
Placements with banks and other financial institutions maturing between one and twelve months	183	13,402	33,300	–	–	269	457	47,611
Trade bills	–	2,892	60	11	76	–	–	3,039
Trading securities and other financial instruments at fair value through profit or loss	–	5,183	1,752	1,209	–	–	1,508	9,652
Derivative financial instruments	–	874	4,310	–	–	–	–	5,184
Hong Kong SAR Government certificates of indebtedness	–	–	32,630	–	–	–	–	32,630
Certificates of deposit held	–	2,179	15,343	184	–	–	1,758	19,464
Advances and other accounts	1,961	45,004	278,973	3,727	2,347	831	2,512	335,355
Available-for-sale securities	–	25,642	10,225	2,414	–	1,011	3,502	42,794
Held-to-maturity securities	–	100,145	46,652	3,819	243	1,288	11,895	164,042
Loans and receivables	–	1,704	9,778	–	–	–	1,598	13,080
Interests in associates	–	–	61	–	–	–	–	61
Fixed assets	61	–	18,255	–	–	–	–	18,316
Investment properties	–	–	7,539	–	–	–	–	7,539
Other assets (including deferred tax assets)	19	744	6,956	–	–	9	35	7,763
Total assets	25,033	224,951	524,241	11,888	2,820	6,306	26,866	822,105
Liabilities								
Hong Kong SAR currency notes in circulation	–	–	32,630	–	–	–	–	32,630
Deposits and balances of banks and other financial institutions	14,150	9,245	12,507	247	3,389	63	1,054	40,655
Trading liabilities and other financial instruments at fair value through profit or loss	–	2,746	5,178	–	–	–	–	7,924
Derivative financial instruments	–	840	3,353	–	–	–	–	4,193
Deposits from customers	9,210	132,214	427,484	6,787	2,693	13,199	41,504	633,091
Certificates of deposit issued	–	1,325	2,640	–	–	–	–	3,965
Other accounts and provisions (including deferred tax liabilities)	629	5,879	10,871	222	131	196	986	18,914
Total liabilities	23,989	152,249	494,663	7,256	6,213	13,458	43,544	741,372
Net on-balance sheet position	1,044	72,702	29,578	4,632	(3,393)	(7,152)	(16,678)	80,733
Off-balance sheet net notional position*	(5)	(68,875)	48,257	(4,575)	3,392	7,146	16,811	2,151
Contingent liabilities and commitments	1,558	34,600	121,428	1,945	812	50	1,294	161,687

* Off-balance sheet net notional position represents the net notional amounts of foreign currency derivative financial instruments, which are principally used to reduce the Group's exposure to currency movements.

5. Financial risk management (continued)

(b) Currency risk (continued)

	2004							
	Renminbi HK$'m	US Dollars HK$'m	HK Dollars HK$'m	EURO HK$'m	Japanese Yen HK$'m	Pound Sterling HK$'m	Others HK$'m	Total HK$'m
Assets								
Cash and short-term funds	12,377	26,283	58,218	506	2,559	329	2,375	102,647
Placements with banks and other financial institutions maturing between one and twelve months	75	47,031	43,432	310	14,208	1,664	861	107,581
Trade bills	–	946	109	16	15	–	–	1,086
Hong Kong SAR Government certificates of indebtedness	–	–	34,760	–	–	–	–	34,760
Certificates of deposit held	–	4,469	15,391	–	–	150	2,328	22,338
Advances and other accounts	391	39,959	257,381	4,076	2,683	1,105	3,616	309,211
Held-to-maturity securities	–	96,411	54,340	9,496	736	2,977	17,090	181,050
Investment securities	–	–	49	–	–	–	1	50
Other investments in securities	–	2,953	2,409	1,399	–	–	1,527	8,288
Interests in associates	–	–	62	–	–	–	–	62
Fixed assets	103	1	16,392	–	–	–	–	16,496
Investment properties	–	–	5,381	–	–	–	–	5,381
Other assets (including deferred tax assets)	11	523	7,031	158	68	5	30	7,826
Total assets	12,957	218,576	494,955	15,961	20,269	6,230	27,828	796,776
Liabilities								
Hong Kong SAR currency notes in circulation	–	–	34,760	–	–	–	—	34,760
Deposits and balances of banks and other financial institutions	6,675	8,859	17,019	169	473	28	1,217	34,440
Deposits from customers	5,061	135,751	435,201	5,775	1,602	11,664	36,276	631,330
Certificates of deposit issued	–	1,292	2,496	–	–	–	–	3,788
Other accounts and provisions (including deferred tax liabilities)	162	7,585	10,976	1,953	702	251	1,069	22,698
Total liabilities	11,898	153,487	500,452	7,897	2,777	11,943	38,562	727,016
Net on-balance sheet position	1,059	65,089	(5,497)	8,064	17,492	(5,713)	(10,734)	69,760
Off-balance sheet net notional position	31	(65,390)	77,339	(9,470)	(18,487)	5,671	10,561	255
Contingent liabilities and commitments	777	30,638	117,171	2,864	983	738	1,281	154,452

5. Financial risk management (continued)

(c) Interest rate risk

Tables below summarise the Group's exposure to interest rate risk as at 31 December. Included in the tables are the Group's assets and liabilities at carrying amounts, categorised by the earlier of contractual repricing or maturity dates. The carrying amounts of derivative financial instruments which are principally used to reduce the Group's exposure to interest rate movements are under the column captioned 'Non-interest bearing'.

	2005						
	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Non-interest bearing HK$'m	Total HK$'m
Assets							
Cash and short-term funds	106,486	3,525	1,705	–	–	3,859	115,575
Placements with banks and other financial institutions maturing between one and twelve months	–	40,132	7,479	–	–	–	47,611
Trade bills	3,039	–	–	–	–	–	3,039
Trading securities and other financial instruments at fair value through profit or loss	2,846	2,245	1,302	2,510	731	18	9,652
Derivative financial instruments	–	–	–	–	–	5,184	5,184
Hong Kong SAR Government certificates of indebtedness	–	–	–	–	–	32,630	32,630
Certificates of deposit held	5,681	8,417	2,026	3,340	–	–	19,464
Advances and other accounts	273,360	40,833	12,770	4,715	474	3,203	335,355
Available-for-sale securities	2,346	4,473	195	18,564	17,160	56	42,794
Held-to-maturity securities	23,736	38,767	33,345	52,252	15,942	–	164,042
Loans and receivables	3,466	3,351	6,263	–	–	–	13,080
Interests in associates	–	–	–	–	–	61	61
Fixed assets	–	–	–	–	–	18,316	18,316
Investment properties	–	–	–	–	–	7,539	7,539
Other assets (including deferred tax assets)	475	–	–	–	–	7,288	7,763
Total assets	421,435	141,743	65,085	81,381	34,307	78,154	822,105
Liabilities							
Hong Kong SAR currency notes in circulation	–	–	–	–	–	32,630	32,630
Deposits and balances of banks and other financial institutions	34,444	1,709	3,015	–	–	1,487	40,655
Trading liabilities and other financial instruments at fair value through profit or loss	1,725	2,097	1,310	2,792	–	–	7,924
Derivative financial instruments	–	–	–	–	–	4,193	4,193
Deposits from customers	454,781	131,904	22,251	1,478	–	22,677	633,091
Certificates of deposit issued	–	250	2,378	1,337	–	–	3,965
Other accounts and provisions (including deferred tax liabilities)	8,014	–	–	–	–	10,900	18,914
Total liabilities	498,964	135,960	28,954	5,607	–	71,887	741,372
Interest sensitivity gap	(77,529)	5,783	36,131	75,774	34,307	6,267	80,733

5. Financial risk management (continued)

(c) *Interest rate risk (continued)*

	2004						
	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Non-interest bearing HK$'m	Total HK$'m
Assets							
Cash and short-term funds	91,041	3,789	2,967	–	–	4,850	102,647
Placements with banks and other financial institutions maturing between one and twelve months	200	48,334	59,047	–	–	–	107,581
Trade bills	1,086	–	–	–	–	–	1,086
Hong Kong SAR Government certificates of indebtedness	–	–	–	–	–	34,760	34,760
Certificates of deposit held	5,726	10,722	3,490	2,400	–	–	22,338
Advances and other accounts	242,638	39,721	16,996	840	522	8,494	309,211
Held-to-maturity securities	27,307	57,758	38,330	49,250	8,405	–	181,050
Investment securities	–	–	–	–	–	50	50
Other investments in securities	2,357	2,090	731	2,254	835	21	8,288
Interests in associates	–	–	–	–	–	62	62
Fixed assets	–	–	–	–	–	16,496	16,496
Investment properties	–	–	–	–	–	5,381	5,381
Other assets (including deferred tax assets)	412	–	3	–	–	7,411	7,826
Total assets	370,767	162,414	121,564	54,744	9,762	77,525	796,776
Liabilities							
Hong Kong SAR currency notes in circulation	–	–	–	–	–	34,760	34,760
Deposits and balances of banks and other financial institutions	29,623	801	2,632	–	–	1,384	34,440
Deposits from customers	519,502	54,848	22,027	1,746	134	33,073	631,330
Certificates of deposit issued	–	–	891	2,897	–	–	3,788
Other accounts and provisions (including deferred tax liabilities)	8,330	1,064	250	–	–	13,054	22,698
Total liabilities	557,455	56,713	25,800	4,643	134	82,271	727,016
Interest sensitivity gap	(186,688)	105,701	95,764	50,101	9,628	(4,746)	69,760

5. Financial risk management (continued)

(c) Interest rate risk (continued)

Tables below summarise the effective interest rate by major currencies for monetary financial instruments subject to interest rate risk as at 31 December:

	2005					
	Renminbi %	US Dollars %	HK Dollars %	EURO %	Japanese Yen %	Pound Sterling %
Assets						
Cash and short-term funds	**0.98**	**4.07**	**3.98**	**2.19**	**-**	**4.51**
Placements with banks and other financial institutions maturing between one and twelve months	**1.31**	**4.27**	**4.15**	**-**	**-**	**4.53**
Advances to customers	**5.00**	**5.17**	**5.32**	**3.30**	**1.22**	**4.74**
Advances to banks and other financial institutions	**-**	**4.38**	**4.31**	**-**	**0.27**	**-**
Available-for-sale securities	**-**	**4.93**	**3.83**	**2.91**	**-**	**4.61**
Held-to-maturity securities	**-**	**4.12**	**4.12**	**2.94**	**0.23**	**4.68**
Loans and receivables	**-**	**4.15**	**3.92**	**-**	**-**	**-**
Liabilities						
Deposits and balances of banks and other financial institutions	**0.96**	**4.03**	**3.79**	**2.35**	**0.05**	**4.28**
Deposits from customers	**0.65**	**3.02**	**3.04**	**1.16**	**-**	**3.05**
Certificates of deposit issued	**-**	**3.02**	**3.05**	**-**	**-**	**-**

	2004					
	Renminbi %	US Dollars %	HK Dollars %	EURO %	Japanese Yen %	Pound Sterling %
Assets						
Cash and short-term funds	0.99	2.16	0.45	1.88	-	4.07
Placements with banks and other financial institutions maturing between one and twelve months	-	2.25	0.64	2.25	-	4.88
Advances to customers	4.65	3.40	2.51	3.16	1.27	5.46
Advances to banks and other financial institutions	-	2.50	0.53	-	0.30	-
Held-to-maturity securities	-	3.50	1.19	3.67	2.36	5.40
Other investments in securities	-	4.31	1.14	2.91	-	-
Liabilities						
Deposits and balances of banks and other financial institutions	0.91	1.92	0.41	2.29	0.03	4.62
Deposits from customers	0.61	1.21	0.24	0.92	-	3.14
Certificates of deposit issued	-	2.90	2.85	-	-	-

5. Financial risk management (continued)

(d) *Liquidity risk*

Tables below analyse assets and liabilities of the Group as at 31 December into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date.

	2005							
	On demand HK$'m	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Undated HK$'m	Total HK$'m
Assets								
Cash and short-term funds	30,704	79,641	3,525	1,705	-	-	-	115,575
Placements with banks and other financial institutions maturing between one and twelve months	-	-	40,145	7,466	-	-	-	47,611
Trade bills	101	1,125	1,460	353	-	-	-	3,039
Trading securities and other financial instruments at fair value through profit or loss	-	86	36	1,350	6,918	1,244	18	9,652
Derivative financial instruments	3,706	1,068	227	54	98	31	-	5,184
Hong Kong SAR Government certificates of indebtedness	32,630	-	-	-	-	-	-	32,630
Certificates of deposit held	-	987	4,159	4,845	9,225	248	-	19,464
Advances and other accounts – advances to customers	25,359	6,710	16,133	31,534	132,520	118,015	2,029	332,300
Advances and other accounts – advances to banks and other financial institutions	102	164	267	376	2,146	-	-	3,055
Available-for-sale securities – equity securities	-	-	-	-	-	-	56	56
Available-for-sale securities – debt securities	-	61	253	295	23,679	18,450	-	42,738
Held-to-maturity securities	-	1,005	6,088	27,278	111,417	18,254	-	164,042
Loans and receivables	-	3,466	3,351	6,263	-	-	-	13,080
Interests in associates	-	-	-	-	-	-	61	61
Fixed assets	-	-	-	-	-	-	18,316	18,316
Investment properties	-	-	-	-	-	-	7,539	7,539
Other assets (including deferred tax assets)	6,014	1,389	-	238	48	-	74	7,763
Total assets	98,616	95,702	75,644	81,757	286,051	156,242	28,093	822,105
Liabilities								
Hong Kong SAR currency notes in circulation	32,630	-	-	-	-	-	-	32,630
Deposits and balances of banks and other financial institutions	21,112	15,479	1,049	3,015	-	-	-	40,655
Trading liabilities and other financial instruments at fair value through profit or loss	-	641	1,411	1,750	3,560	562	-	7,924
Derivative financial instruments	1,767	1,261	146	239	616	164	-	4,193
Deposits from customers	247,547	229,885	131,900	22,253	1,506	-	-	633,091
Certificates of deposit issued	-	-	-	2,336	1,629	-	-	3,965
Other accounts and provisions (including deferred tax liabilities)	12,034	1,602	1,034	3,971	205	1	67	18,914
Total liabilities	315,090	248,868	135,540	33,564	7,516	727	67	741,372
Net liquidity gap	(216,474)	(153,166)	(59,896)	48,193	278,535	155,515	28,026	80,733

5. Financial risk management (continued)

(d) Liquidity risk (continued)

	2004							
	On demand HK$'m	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Undated HK$'m	Total HK$'m
Assets								
Cash and short-term funds	20,976	74,987	3,717	2,967	–	–	–	102,647
Placements with banks and other financial institutions maturing between one and twelve months	16	–	47,849	59,716	–	–	–	107,581
Trade bills	8	538	501	39	–	–	–	1,086
Hong Kong SAR Government certificates of indebtedness	34,760	–	–	–	–	–	–	34,760
Certificates of deposit held	–	1,162	4,080	5,695	11,085	316	–	22,338
Advances and other accounts – advances to customers	19,351	9,021	14,989	28,703	127,520	101,326	7,011	307,921
Advances and other accounts – advances to banks and other financial institutions	–	–	–	–	1,290	–	–	1,290
Held-to-maturity securities	–	6,283	25,196	36,755	101,053	11,743	20	181,050
Investment securities	–	–	–	–	–	–	50	50
Other investments in securities – equity securities	–	–	–	–	–	–	21	21
Other investments in securities – debt securities	–	486	20	730	6,150	881	–	8,267
Interests in associates	–	–	–	–	–	–	62	62
Fixed assets	–	–	–	–	–	–	16,496	16,496
Investment properties	–	–	–	–	–	–	5,381	5,381
Other assets (including deferred tax assets)	2,730	4,128	31	151	465	–	321	7,826
Total assets	77,841	96,605	96,383	134,756	247,563	114,266	29,362	796,776
Liabilities								
Hong Kong SAR currency notes in circulation	34,760	–	–	–	–	–	–	34,760
Deposits and balances of banks and other financial institutions	14,990	15,986	832	2,632	–	–	–	34,440
Deposits from customers	332,194	219,883	53,697	20,768	4,476	312	–	631,330
Certificates of deposit issued	–	–	–	891	2,897	–	–	3,788
Other accounts and provisions (including deferred tax liabilities)	7,409	6,043	2,678	3,618	403	984	1,563	22,698
Total liabilities	389,353	241,912	57,207	27,909	7,776	1,296	1,563	727,016
Net liquidity gap	(311,512)	(145,307)	39,176	106,847	239,787	112,970	27,799	69,760

5. Financial risk management (continued)

(d) Liquidity risk (continued)

The above maturity classifications have been prepared in accordance with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. In accordance with the guideline, the Group has reported assets such as advances and debt securities which have been overdue for not more than one month as "Repayable on demand". In the case of an asset that is repayable by different payments or instalments, only that portion of the asset that is actually overdue is reported as overdue. Any part of the asset that is not due is reported according to the residual maturity unless the repayment of the asset is in doubt in which case the amount is reported as "Undated". The above assets are stated after deduction of provisions, if any.

The analysis of debt securities by remaining period to maturity is disclosed in order to comply with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. The disclosure does not imply that the securities will be held to maturity.

(e) Fair values of financial assets and liabilities

Fair value estimates are made at a specific point in time based on relevant market information and information about various financial instruments. The following methods and assumptions have been used to estimate the fair value of each class of financial instruments as far as practicable.

Balances with banks and other financial institutions maturing between one and twelve months and Trade bills

The maturities of these financial assets and liabilities are within one year and the carrying value approximates fair value.

Advances to customers

Substantially all the advances to customers are on floating rate term, bear interest at prevailing market interest rates and their carrying value approximates fair value.

Held-to-maturity securities (including Certificates of deposit held)

Fair value for held-to-maturity securities is based on market prices or broker/dealer price quotations. Where this information is not available, fair value has been estimated using quoted market prices for securities with similar credit, maturity and yield characteristics.

Loans and receivables and Certificates of deposit issued

A discounted cash flow model is used based on a current yield curve appropriate for the remaining term to maturity.

5. Financial risk management (continued)

(e) *Fair values of financial assets and liabilities (continued)*

Deposits from customers

Substantially all the deposits from customers mature within one year from balance sheet date and their carrying value approximates fair value.

	Carrying Value		Fair Value	
	2005 HK$'m	2004 HK$'m	**2005 HK$'m**	2004 HK$'m
Financial assets				
– Held-to-maturity securities (including certificates of deposit held)	**178,521**	212,129	**177,318**	213,017
– Loans and receivables	**13,080**	–	**13,061**	–
Financial liabilities				
– Certificates of deposit issued	**136**	3,788	**134**	3,810

(f) *Fiduciary activities*

The Group provides custody, trustee and investment management services to third parties which involve the Group providing both settlement functions and book keeping services to the beneficiaries. Those assets that are held in a fiduciary capacity are not included in these accounts. As at 31 December 2005, the Group had a balance of securities custody accounts amounting to approximately HK$175,412 million (2004: HK$147,076 million).

6. Net interest income

	2005 HK$'m	2004 HK$'m
Interest income		
Cash and due from banks and other financial institutions	**3,963**	2,493
Advances to customers	**13,176**	8,183
Listed investments	**2,007**	1,753
Unlisted investments	**6,090**	2,861
Others	**639**	388
	25,875	15,678
Interest expense		
Due to banks, customers and other financial institutions	**(12,314)**	(3,911)
Debt securities in issue	**(112)**	(82)
Others	**(575)**	(492)
	(13,001)	(4,485)
Net interest income	**12,874**	11,193

Included within interest income is HK$128 million of interest with respect to income recognised on advances classified as impaired for the year ended 31 December 2005.

7. Net fees and commission income

	2005 HK$'m	2004 HK$'m
Fees and commission income		
Securities brokerage	**834**	934
Credit cards	**737**	666
Bills commissions	**532**	547
Loan commissions	**263**	490
Payment services	**381**	349
Insurance	**329**	314
Asset management	**183**	233
Trust services	**107**	75
Guarantees	**43**	38
Others		
– safe deposit box	**169**	161
– low deposit balance accounts	**45**	63
– currency exchange	**102**	52
– BOC cards	**32**	35
– dormant accounts	**25**	28
– agency services	**12**	24
– postage and telegrams	**27**	25
– information search	**37**	33
– correspondent banking	**19**	18
– RMB business	**43**	26
– sundries	**190**	196
	4,110	4,307
Fees and commission expenses	**(1,057)**	(1,086)
Net fees and commission income	**3,053**	3,221

8. Net trading income

	2005 HK$'m	2004 HK$'m
Net gain/(loss) from:		
– foreign exchange and foreign exchange products	**1,464**	1,064
– interest rate instruments	**146**	(22)
– equity instruments	**12**	26
– commodities	**52**	55
	1,674	1,123

Foreign exchange net trading income includes gains and losses from forward and futures contracts, options, swaps and translation of foreign currency assets and liabilities.

9. Other operating income

	2005 HK$'m	2004 HK$'m
Dividend income from investments in securities		
– unlisted investments	**14**	14
Gross rental income from investment properties	**194**	210
Less: Outgoings in respect of investment properties	**(62)**	(69)
Others	**149**	165
	295	320

Included in the "Outgoings in respect of investment properties" were HK$17 million (2004: HK$13 million) of direct operating expenses related to investment properties that were not let during the year.

10. Operating expenses

	2005 HK$'m	2004 HK$'m
Staff costs (including directors' emoluments)		
– salaries and other costs	**3,217**	3,049
– termination benefit	**1**	1
– pension cost	**252**	241
	3,470	3,291
Premises and equipment expenses (excluding depreciation)		
– rental of premises	**258**	226
– information technology	**283**	301
– others	**202**	198
	743	725
Depreciation	**566**	585
Auditors' remuneration		
– audit services	**27**	24
– non-audit services	**8**	16
Other operating expenses	**916**	864
	5,730	5,505

11. Reversal of loan impairment allowances on advances

	2005 HK$'m	2004 HK$'m
Net reversal of loan impairment allowances on advances		
– Individually assessed	1,377	–
– Collectively assessed	1,268	–
	2,645	–
Of which		
– new allowances	(1,315)	–
– releases	2,321	–
– recoveries (Note 27)	1,639	–
Net credit to profit and loss account (Note 27)	2,645	–

12. Write-back of bad and doubtful debts

	2005 HK$'m	2004 HK$'m
Net credit for bad and doubtful debts		
Specific provisions		
– new provisions	–	(1,520)
– releases	–	1,851
– recoveries (Note 28)	–	1,356
	–	1,687
General provisions (Note 28)	–	(59)
Net credit to profit and loss account (Note 28)	–	1,628

13. Net gain from disposal/revaluation of fixed assets

	2005 HK$'m	2004 HK$'m
Net (loss)/gain on disposal of premises	(3)	29
Net loss on disposal of other fixed assets	(14)	(3)
Net gain on revaluation of premises (Note 36)	63	1,337
Reversal of impairment losses on premises (Note 36)	5	–
Provision for impairment losses on other fixed assets (Note 36)	(1)	–
	50	1,363

14. Net gain from disposal of/fair value adjustments on investment properties

	2005 HK$'m	2004 HK$'m
Net gain on disposal of investment properties	**14**	196
Net gain on fair value adjustments on investment properties	**1,382**	525
	1,396	721

15. Taxation

Taxation in the profit and loss account represents:

	2005 HK$'m	2004 HK$'m
Hong Kong profits tax		
– current year taxation	**2,282**	2,116
– over-provision in prior years	**(34)**	(91)
Deferred tax charge	**423**	152
	2,671	2,177
Attributable share of estimated Hong Kong profits tax losses arising from investments in partnerships	**(3)**	(203)
	2,668	1,974
Investments in partnerships written off	**3**	139
Hong Kong profits tax	**2,671**	2,113
Overseas taxation	**39**	17
	2,710	2,130
Share of taxation attributable to associates	**–**	1
	2,710	2,131

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxation on overseas profits has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates.

The Group has entered into a number of aircraft leasing and coupon strip transactions involving special purpose partnerships. As at 31 December 2005, the Group's investments in such partnerships, which are included in "Other assets" in the consolidated balance sheet, amounted to HK$165 million (2004: HK$613 million). The Group's investments in partnerships are amortised over the life of the partnerships in proportion to the taxation benefits resulting from those investments.

15. Taxation (continued)

The total assets and liabilities of the aforementioned partnerships are as follows:

	2005 HK$'m	2004 HK$'m
Assets	**589**	2,356
Liabilities	**433**	1,655

The taxation on the Group's profit before taxation that differs from the theoretical amount that would arise using the taxation rate of Hong Kong is as follows:

	2005 HK$'m	2004 HK$'m
Profit before taxation	**16,368**	14,252
Calculated at a taxation rate of 17.5% (2004: 17.5%)	**2,864**	2,494
Effect of different taxation rates in other countries	**(19)**	(41)
Income not subject to taxation	**(184)**	(333)
Expenses not deductible for taxation purposes	**81**	181
Tax losses not recognised	**10**	3
Utilisation of previously unrecognised tax losses	**(8)**	(19)
Over-provision in prior years	**(34)**	(91)
Tax benefits from partnerships	**–**	(64)
Share of taxation attributable to associates	**–**	1
Taxation charge	**2,710**	2,131
Effective tax rate	**16.6%**	15.0%

16. Profit attributable to equity holders of the Company

The profit of the Company for the year ended 31 December 2005 attributable to equity holders of the Company and dealt with in the accounts of the Company amounted to HK$8,300 million (2004: HK$7,961 million).

17. Dividends

	2005		2004	
	Per share HK$	**Total HK$'m**	Per share HK$	Total HK$'m
Interim dividend	**0.328**	**3,468**	0.320	3,383
Proposed final dividend	**0.480**	**5,075**	0.395	4,176
	0.808	**8,543**	0.715	7,559

At a meeting held on 18 August 2005, the Board declared an interim dividend of HK$0.328 per ordinary share for the first half of 2005 amounting to approximately HK$3,468 million.

At a meeting held on 23 March 2006, the Board proposed to declare a final dividend of HK$0.480 per ordinary share for the year ended 31 December 2005 amounting to approximately HK$5,075 million. This declared final dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2006.

18. Earnings per share for profit attributable to the equity holders of the Company

The calculation of basic earnings per share is based on the consolidated profit attributable to the equity holders of the Company for the year ended 31 December 2005 of approximately HK$13,494 million (2004: HK$11,963 million) and on the ordinary shares in issue of 10,572,780,266 shares (2004: 10,572,780,266 ordinary shares).

There was no dilution of earnings per share as no potential ordinary shares were in issue for the year ended 31 December of 2005 (2004: Nil).

19. Retirement benefit costs

The principal defined contribution schemes for the Group's employees are ORSO schemes exempted under the MPF Schemes Ordinance and the BOC-Prudential Easy Choice MPF Scheme. Under the ORSO schemes, employees make monthly contributions to the ORSO schemes equal to 5% of their basic salaries, while the employer makes monthly contributions equal to 5% to 15% of the employees' monthly basic salaries, depending on years of service. The employees are entitled to receive 100% of the employer's contributions upon termination of employment after completing 20 years of service, or at a scale ranging from 20% to 95% for employees who have completed between 3 to 20 years of service, on conditions of retirement, early retirement, permanent incapacity and ill-health or termination of employment other than summary dismissal.

With the implementation of the MPF Schemes Ordinance on 1 December 2000, the Group also participates in the BOC-Prudential Easy Choice MPF Scheme, of which the trustee is BOCI-Prudential Trustee and the investment manager is BOCI-Prudential Manager, which are related parties of the Company.

The Group's total contributions made to the ORSO schemes for the year ended 31 December 2005 amounted to approximately HK$225 million (2004: approximately HK$225 million), after a deduction of forfeited contributions of approximately HK$23 million (2004: approximately HK$21 million). For the MPF Scheme, the Group contributed approximately HK$15 million (2004: approximately HK$12 million) for the year ended 31 December 2005.

20. Share option schemes

(a) *Share Option Scheme and Sharesave Plan*

The principal terms of the Share Option Scheme and the Sharesave Plan were approved and adopted by written resolutions of all the shareholders of the Company dated 10 July 2002.

The purpose of the Share Option Scheme is to provide the participants with the opportunity to acquire proprietary interests in the Company. The Board may, in its absolute discretion, offer to grant options under the Share Option Scheme to any person as the Board may select. The subscription price for the shares shall be determined on the date of grant by the Board as an amount per share calculated on the basis of established rules. An option may be exercised in whole or in part at any time after the date prescribed by the Board and from time to time as specified in the offer and on or before the termination date prescribed by the Board.

The purpose of the Sharesave Plan is to encourage broad-based employee ownership of the shares of the Company. The amount of the monthly contribution under the savings contract to be made in connection with an option shall be the amount which the relevant eligible employee is willing to contribute, which amount shall not be less than 1% and not more than 10% of the eligible employee's monthly salary as at the date of application or such other maximum or minimum amounts as permitted by the Board. When an option is exercised during an exercise period, it may be exercised in whole or in part.

No options were granted pursuant to the Share Option Scheme or the Sharesave Plan ouring the year 2005 (2004: Nil).

(b) *Pre-Listing Share Option Scheme*

On 5 July 2002, several directors together with approximately 60 senior management personnel of the Group and employees of BOC were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) an aggregate of 31,132,600 existing issued shares of the Company. The Group has taken advantage of the transitional provisions set out in paragraph 53 of HKFRS 2 under which the new recognition and measurement policies have not been applied to all options grants to employees on or before 7 November 2002.

20. Share option schemes (continued)

(b) Pre-Listing Share Option Scheme (continued)

Details of the share options outstanding as at 31 December 2005 are disclosed as follows:

	Directors	Senior management	Others*	Total number of share options	Average exercise price (HK$ per share)
At 1 January 2005	**8,459,100**	**10,532,700**	**1,446,000**	**20,437,800**	**8.5**
Less: Share options exercised during the year	**-**	**(2,121,550)**	**-**	**(2,121,550)**	**8.5**
Less: Share options lapsed during the year	**-**	**(108,500)**	**-**	**(108,500)**	**8.5**
At 31 December 2005	**8,459,100**	**8,302,650**	**1,446,000**	**18,207,750**	**8.5**
Exercisable at 31 December 2005	**6,253,950**	**5,071,600**	**1,084,500**	**12,410,050**	**8.5**
At 1 January 2004	12,001,800	14,705,700	–	26,707,500	8.5
Transfer	(3,181,200)	–	3,181,200	–	8.5
Less: Share options exercised during the year	(361,500)	(1,814,000)	–	(2,175,500)	8.5
Less: Share options lapsed during the year	–	(2,359,000)	(1,735,200)	(4,094,200)	8.5
At 31 December 2004	8,459,100	10,532,700	1,446,000	20,437,800	8.5
Exercisable at 31 December 2004	4,048,800	3,853,600	723,000	8,625,400	8.5

* Represented share options held by ex-directors of the Group.

Share options were exercised on a regular basis throughout the year, the weighted average share price during the year was HK$15.01 (2004: HK$14.14).

The options granted under this scheme can be exercised at HK$8.50 per share in respect of the option price of HK$1.00. These options have a vesting period of four years (25% of the number of shares subject to such options will vest at the end of each year) from the date on which dealings in the shares commenced on the Stock Exchange with a valid exercise period of ten years. No offer to grant any options under the Pre-Listing Share Option Scheme will be made on or after the date on which dealings in the shares commenced on the Stock Exchange.

21. Directors' and senior management's emoluments

(a) Directors' emoluments

Details of the emoluments paid to or receivable by the directors of the Company in respect of their services rendered for managing the subsidiaries within the Group during the year are as follows:

For the year ended 2005	Directors' fees HK$'000	Basic salaries, allowances and benefits in kind HK$'000	Contributions to pension schemes HK$'000	Bonus HK$'000	Total HK$'000
Executive Directors					
He Guangbei	331	4,728	–	1,969	7,028
Non-executive Directors					
Xiao Gang	300	–	–	–	300
Sun Changji	300	–	–	–	300
Hua Qingshan	254	–	–	–	254
Li Zaohang	250	–	–	–	250
Zhou Zaiqun	254	–	–	–	254
Zhang Yanling	250	–	–	–	250
Fung Victor Kwok King*	300	–	–	–	300
Shan Weijian*	350	–	–	–	350
Tung Chee Chen*	300	–	–	–	300
Tung Savio Wai-Hok*	29	–	–	–	29
Yang Linda Tsao*	263	–	–	–	263
	3,181	4,728	–	1,969	9,878

21. Directors' and senior management's emoluments (continued)

(a) Directors' emoluments (continued)

For the year ended 2004	Directors' fees HK$'000	Basic salaries, allowances and benefits in kind HK$'000	Contributions to pension schemes HK$'000	Bonus HK$'000	Total HK$'000
Executive Directors					
He Guangbei	350	3,113	423	411	4,297
Non-executive Directors					
Xiao Gang	300	–	–	–	300
Sun Changji	300	–	–	–	300
Hua Qingshan	250	–	–	–	250
Li Zaohang	250	–	–	–	250
Zhou Zaiqun	250	–	–	–	250
Zhang Yanling	250	–	–	–	250
Fung Victor Kwok King*	300	–	–	–	300
Shan Weijian*	350	–	–	–	350
Tung Chee Chen*	300	–	–	–	300
Yang Linda Tsao*	246	–	–	–	246
Ping Yue	22	–	–	–	22
	3,168	3,113	423	411	7,115

Note:

* Independent Non-executive Directors

In July 2002, options were granted to several directors of the Company by the immediate holding company, BOC (BVI), under the Pre-Listing Share Option Scheme. Full details of the scheme are stated in Note 20(b). During the year, no options were exercised and no benefits arising from the granting of these share options were included in the directors' emoluments disclosed above or recognised in the profit and loss account.

For details of policies on directors' emoluments please refer to the Corporate Governance Report.

21. Directors' and senior management's emoluments (continued)

(b) *Five highest paid individuals*

The five individuals whose emoluments were the highest in the Group for the year include 1 (2004: 1) director whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining 4 (2004: 4) individuals during the year are as follows:

	2005 HK$'m	2004 HK$'m
Basic salaries and allowances	**12**	7
Discretionary bonuses	**5**	1
Others (including pension contributions)	**1**	1
	18	9

Emoluments of individuals were within the following bands:

	Number of individuals	
	2005	2004
HK$2,000,001 – HK$2,500,000	**–**	3
HK$2,500,001 – HK$3,000,000	**–**	1
HK$3,000,001 – HK$3,500,000	**1**	–
HK$4,500,001 – HK$5,000,000	**2**	–
HK$5,000,001 – HK$5,500,000	**1**	–

During the year, no director waived any emoluments and the Group has not paid any emoluments to the directors or any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

22. Cash and short-term funds

	2005 HK$'m	2004 HK$'m
Cash	3,032	4,072
Balances with banks and other financial institutions	27,671	16,904
Money at call and short notice maturing within one month	78,051	70,892
Treasury bills (including Exchange Fund Bills)	6,821	10,779
	115,575	102,647
An analysis of treasury bills held is as follows:		
Unlisted, available-for-sale securities, at fair value	5,271	–
Unlisted, held-to-maturity securities, at amortised cost	–	8,947
Unlisted, other investments in securities, at fair value	–	1,832
Unlisted, trading securities and other financial instruments at fair value through profit or loss	1,550	–
	6,821	10,779

23. Trading securities and other financial instruments at fair value through profit or loss

	Trading securities		Other financial instruments at fair value through profit or loss		Total	
	2005 HK$'m	2004 HK$'m	2005 HK$'m	2004 HK$'m	2005 HK$'m	2004 HK$'m
At fair value						
Debt securities						
– Listed in Hong Kong	409	–	609	–	1,018	–
– Listed outside Hong Kong	4,181	–	931	–	5,112	–
	4,590	–	1,540	–	6,130	–
– Unlisted	2,556	–	948	–	3,504	–
	7,146	–	2,488	–	9,634	–
Equity securities						
– Listed in Hong Kong	18	–	–	–	18	–
Total	7,164	–	2,488	–	9,652	–

23. Trading securities and other financial instruments at fair value through profit or loss (continued)

Trading securities and other financial instruments at fair value through profit or loss are analysed by issuers as follows:

	2005 HK$'m	2004 HK$'m
Central governments and central banks	**809**	–
Public sector entities	**1,620**	–
Banks and other financial institutions	**5,721**	–
Corporate entities	**1,502**	–
	9,652	–

All trading securities and other financial instruments at fair value through profit or loss are classified as follows in:

	2005 HK$'m	2004 HK$'m
Cash and short-term funds	**1,550**	–
Certificates of deposit held	**807**	–
Trading securities and other financial instruments at fair value through profit or loss	**9,652**	–
	12,009	–

24. Derivative financial instruments

The Group enters into the following equity, foreign exchange, interest rate and precious metal related derivative financial instruments for trading and risk management purposes:

Currency forwards represent commitments to purchase and sell foreign currency on a future date. Interest rate futures are contractual obligations to receive or pay a net amount based on changes in interest rates or buy or sell interest rate financial instruments on a future date at an agreed price in the financial market under the administration of the stock exchange. Forward rate agreements are individually negotiated interest rate futures that call for a cash settlement at a future date for the difference between a contracted rate of interest and the current market rate, based on a notional principal amount.

Currency, interest rate and precious metal swaps are commitments to exchange one set of cash flows or commodity for another. Swaps result in an exchange of currencies, interest rates (for example, fixed rate for floating rate), or precious metals (for example, silver swaps) or a combination of all these (i.e. cross-currency interest rate swaps). Except for certain currency swap contracts, no exchange of principal takes place.

24. Derivative financial instruments (continued)

Foreign currency, interest rate, equity and precious metal options are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) at or by a set date or during a set period, a specific amount of the financial instrument at a predetermined price. In consideration for the assumption of foreign exchange and interest rate risk, the seller receives a premium from the purchaser. Options are negotiated over-the-counter ("OTC") between the Group and its counterparty or traded through the stock exchange (for example, exchange-traded stock option).

The contract/notional amounts and fair values of derivative financial instruments held by the Group are set out in the following tables. The contract/notional amounts of these instruments indicate the volume of transactions outstanding at the balance sheet dates and certain of them provide a basis for comparison with fair value instruments recognised on the consolidated balance sheet. However, they do not necessarily indicate the amounts of future cash flows involved or the current fair values of the instruments and, therefore, do not indicate the Group's exposure to credit or market risks. The derivative financial instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market interest rates, foreign exchange rates or equity and metal prices relative to their terms. The aggregate fair values of derivative financial instruments assets and liabilities can fluctuate significantly from time to time.

The following is a summary of the contract/notional amounts of each significant type of derivative financial instruments:

	2005			2004		
	Trading HK$'m	**Hedging HK$'m**	**Total HK$'m**	Trading HK$'m	Hedging HK$'m	Total HK$'m
Exchange rate contracts						
Spot and forward	**113,672**	**–**	**113,672**	15,840	–	15,840
Swaps	**177,871**	**–**	**177,871**	200,862	3,715	204,577
Foreign currency option contracts						
– Options purchased	**2,227**	**–**	**2,227**	1,415	–	1,415
– Options written	**1,315**	**–**	**1,315**	2,851	–	2,851
	295,085	**–**	**295,085**	220,968	3,715	224,683
Interest rate contracts						
Futures	**194**	**–**	**194**	389	–	389
Swaps	**29,310**	**194**	**29,504**	5,349	17,166	22,515
Interest rate option contracts						
– Swaptions purchased	**–**	**–**	**–**	469	–	469
– Swaptions written	**1,153**	**–**	**1,153**	2,206	–	2,206
Other contracts						
– Bond option written	**465**	**–**	**465**	–	–	–
	31,122	**194**	**31,316**	8,413	17,166	25,579
Bullion contracts	**17,808**	**–**	**17,808**	1,092	–	1,092
Equity contracts	**567**	**–**	**567**	1,014	–	1,014
Total	**344,582**	**194**	**344,776**	231,487	20,881	252,368

Note: In 2005, all derivatives held for hedging are designated as fair value hedges.

24. Derivative financial instruments (continued)

The following table summarises the fair values of each class of derivative financial instrument as at 31 December 2005:

	Fair value assets			Fair value liabilities		
	Trading HK$'m	Hedging HK$'m	Total HK$'m	Trading HK$'m	Hedging HK$'m	Total HK$'m
Exchange rate contracts	4,167	–	4,167	2,329	–	2,329
Interest rate contracts	138	3	141	1,028	1	1,029
Bullion contracts	873	–	873	833	–	833
Equity contracts	3	–	3	2	–	2
	5,181	3	5,184	4,192	1	4,193

The replacement costs and credit risk weighted amounts of the above derivative financial instruments, which do not take into account the effects of bilateral netting arrangements are as follows:

	2005	2004	2005	2004
	Credit risk weighted amount		Replacement cost	
	HK$'m	HK$'m	HK$'m	HK$'m
Exchange rate contracts	415	694	246	1,264
Interest rate contracts	49	57	85	97
Bullion contracts	11	10	873	12
Equity contracts	9	16	3	6
	484	777	1,207	1,379

The credit risk weighted amounts are the amounts that have been calculated in accordance with the Third Schedule of the Banking Ordinance and guidelines issued by the HKMA. The amounts calculated are dependent upon the status of the counterparty and the maturity characteristics of each type of contract.

Replacement cost is the cost of replacing all contracts that have a positive value when marked to market (should the counterparty default on its obligations) and is obtained by marking contracts to market. Replacement cost is a close approximation of the credit risk for these contracts at the balance sheet dates and is calculated in accordance with the guidelines issued by the HKMA. Accrued interest has been excluded in the calculation.

The Group undertakes approximately 65% of its transactions in derivative financial instruments contracts with other financial institutions.

25. Certificates of deposit held

	2005 HK$'m	2004 HK$'m
Unlisted, at fair value		
– Available-for-sale securities	**4,178**	–
– Other investments in securities	**–**	206
– Trading securities and other financial instruments at fair value through profit or loss	**807**	–
	4,985	206
Unlisted, at amortised cost		
– Held-to-maturity securities	**14,479**	22,132
	19,464	22,338

26. Advances and other accounts

	2005 HK$'m	2004 HK$'m
Advances to customers	**334,014**	313,226
Accrued interest	**–**	2,480
	334,014	315,706
Loan impairment allowances/Provision for bad and doubtful debts		
– Individually assessed (Note 27)	**(983)**	–
– Collectively assessed (Note 27)	**(731)**	–
– Specific provision (Note 28)	**–**	(2,320)
– General provision (Note 28)	**–**	(5,465)
	(1,714)	(7,785)
	332,300	307,921
Advances to banks and other financial institutions	**3,055**	1,290
Total	**335,355**	309,211

As at 31 December 2005, advances to customers include accrued interest on gross advances of HK$1,203 million.

26. Advances and other accounts (continued)

As at 31 December 2005, impaired advances to customers are analysed as follows:

	2005 HK$'m
Gross impaired advances to customers (Note a)	**4,263**
Loan impairment allowances made in respect of such advances	**1,269**
Gross impaired advances to customers as a percentage of gross advances to customers	**1.28%**

As at 31 December 2004, non-performing loans were analysed as follows:

	2004 HK$'m
Non-performing loans (Note b)	9,239
Specific provisions made in respect of such advances	2,269
Non-performing loans as a percentage of total advances to customers	2.95%

As at 31 December 2005, no loan impairment allowances were made in respect of advances to banks and other financial institutions.

The above loan impairment allowances/specific provisions were made after taking into account the value of collateral in respect of such advances.

There were no advances to banks and other financial institutions on which interest has been placed in suspense or on which interest accrual has ceased as at 31 December 2004, nor were there any specific provisions made.

Notes:

(a) Impaired advances to customers are those individual advances where full repayment of principal and/or interest is considered unlikely and are classified as such when such a situation becomes apparent. Accordingly, impaired advances represented advances, which have been classified as "substandard", "doubtful" and "loss" under the Group's classification of loan quality.

(b) Non-performing loans are defined as loans and advances to customers on which interest is being placed in suspense or on which interest accrual has ceased.

27. Loan impairment allowances

	2005		
	Individual assessment HK$'m	**Collective assessment HK$'m**	**Total HK$'m**
At 1 January 2005			
As previously reported (Note 28)	**2,320**	**5,465**	**7,785**
Opening adjustments to comply with HKAS 39	**(433)**	**(3,410)**	**(3,843)**
Balance after opening adjustments	**1,887**	**2,055**	**3,942**
Credited to profit and loss account (Note 11)	**(1,377)**	**(1,268)**	**(2,645)**
Loans written off during the year as uncollectible	**(1,067)**	**(27)**	**(1,094)**
Recoveries (Note 11)	**1,639**	**–**	**1,639**
Unwind of discount on allowance	**(99)**	**(29)**	**(128)**
At 31 December 2005	**983**	**731**	**1,714**

28. Provisions for bad and doubtful debts

	2004			
	Specific HK$'m	General HK$'m	Total HK$'m	Suspended interest HK$'m
At 1 January 2004	5,507	5,406	10,913	324
(Credited)/charged to profit and loss account (Note 12)	(1,687)	59	(1,628)	–
Amounts written off	(2,856)	–	(2,856)	(139)
Recoveries of advances written off in previous years (Note 12)	1,356	–	1,356	–
Interest suspended during the year	–	–	–	130
Suspended interest recovered	–	–	–	(143)
At 31 December 2004	2,320	5,465	7,785	172
Deducted from:				
– advances to customers	2,320	5,465	7,785	

29. Available-for-sale securities

	2005 HK$'m	2004 HK$'m
Debt securities		
– Listed in Hong Kong	3,540	–
– Listed outside Hong Kong	8,361	–
	11,901	–
– Unlisted	30,837	–
	42,738	–
Equity securities		
– Listed outside Hong Kong	6	–
– Unlisted	50	–
	56	–
Total	42,794	–
Available-for-sale securities are analysed by issuers as follows:		
Central governments and central banks	3,859	–
Public sector entities	4,506	–
Banks and other financial institutions	18,698	–
Corporate entities	15,731	–
	42,794	–

The movement in available-for-sale securities may be summarised as follows:

	2005 HK$'m	2004 HK$'m
At 1 January		
As previously reported	–	–
Opening adjustments to comply with HKAS 39	32,063	–
Balance after opening adjustments	32,063	–
Additions	74,276	–
Disposals	(36,675)	–
Reclassification	(15,772)	–
Amortisation	47	–
Changes in fair value	(629)	–
Exchange differences	(1,067)	–
At 31 December	52,243	–
Available-for-sale securities are classified as follows in:		
Cash and short-term funds	5,271	–
Certificates of deposit held	4,178	–
Available-for-sale securities	42,794	–
	52,243	–

30. Held-to-maturity securities

	2005 HK$'m	2004 HK$'m
Listed, at amortised cost	**34,170**	56,108
Less: Provision for impairment in value	**–**	(12)
	34,170	56,096
Unlisted, at amortised cost	**129,872**	124,954
Total	**164,042**	181,050
Listed, at amortised cost less impairment		
– in Hong Kong	**4,281**	4,443
– outside Hong Kong	**29,889**	51,653
	34,170	56,096
Market value of listed securities	**33,637**	56,480
Held-to-maturity securities are analysed by issuers as follows:		
Central governments and central banks	**2,740**	3,377
Public sector entities	**30,741**	31,730
Banks and other financial institutions	**104,372**	124,906
Corporate entities	**26,189**	21,037
	164,042	181,050

The movement in held-to-maturity securities may be summarised as follows:

	2005 HK$'m	2004 HK$'m
At 1 January		
As previously reported	**212,129**	125,517
Opening adjustments to comply with HKAS 39	**(33,173)**	–
Balance after opening adjustments	**178,956**	125,517
Additions	**73,600**	206,401
Redemption and maturity	**(88,789)**	(188,747)
Reclassification	**15,772**	66,162
Amortisation	**85**	207
Exchange differences	**(1,115)**	2,589
Provision for impairment	**12**	–
At 31 December	**178,521**	212,129
Held-to-maturity securities are classified as follows in:		
Cash and short-term funds	**–**	8,947
Certificates of deposit held	**14,479**	22,132
Held-to-maturity securities	**164,042**	181,050
	178,521	212,129

31. Loans and receivables

	2005 HK$'m	2004 HK$'m
Unlisted, at amortised cost	**13,080**	–
Loans and receivables are analysed by issuers as follows:		
Public sector entities	**100**	–
Banks and other financial institutions	**12,980**	–
	13,080	–

The amortisation arising from "Loans and receivables" of the Group during the year is HK$331 million and exchange losses is HK$124 million.

32. Investment securities

	2005 HK$'m	2004 HK$'m
Equity securities, at cost		
– Listed outside Hong Kong	–	1
– Unlisted	–	49
Total	–	50
Market value of listed equity securities	–	5
Investment securities are analysed by issuers as follows:		
Banks and other financial institutions	–	1
Corporate entities	–	49
	–	50

33. Other investments in securities

	2005 HK$'m	2004 HK$'m
At fair value		
Debt securities		
– Listed in Hong Kong	–	321
– Listed outside Hong Kong	–	4,655
	–	4,976
– Unlisted	–	3,291
	–	8,267
Equity securities		
– Listed in Hong Kong	–	20
– Unlisted	–	1
	–	21
Total	–	8,288
Other investments in securities are analysed by issuers as follows:		
Central governments and central banks	–	759
Public sector entities	–	1,387
Banks and other financial institutions	–	5,732
Corporate entities	–	410
	–	8,288

34. Investment in a subsidiary

	2005 HK$'m	2004 HK$'m
Unlisted shares, at cost	**52,864**	52,864

The particulars of all direct and indirect subsidiaries of the Company are set out in Appendix of the Annual Report, "Subsidiaries of the Company". The following is a list of principal subsidiaries as at 31 December 2005.

Name	Country of incorporation & place of operation	Particulars of issued share capital	Interest held	Principal activities
Bank of China (Hong Kong) Limited	Hong Kong	43,042,840,858 ordinary shares of HK$1 each	*100%	Banking business
Nanyang Commercial Bank, Limited	Hong Kong	6,000,000 ordinary shares of HK$100 each	100%	Banking business
Chiyu Banking Corporation Limited	Hong Kong	3,000,000 ordinary shares of HK$100 each	70.49%	Banking business
BOC Credit Card (International) Limited	Hong Kong	4,800,000 ordinary shares of HK$100 each	100%	Credit card services
Po Sang Futures Limited	Hong Kong	250,000 ordinary shares of HK$100 each	100%	Commodities brokerage

* Shares held directly by the Company

In December 2005, the Group disposed of its entire interests in Fortune Holds Development Limited and Seng Sun Development (Xiamen) Co. Ltd. to independent third parties.

The China-South Sea Trustee Limited and Rams City Trustee Limited commenced members' voluntary winding up on 28 June 2005. Attempt Fit Enterprises Limited and Champion Leader International Limited also commenced members' voluntary winding up on 14 September 2005 and 15 March 2006 respectively.

35. Interests in associates

	2005 HK$'m	2004 HK$'m
At 1 January	**62**	278
Share of result	**5**	(16)
Share of tax	**(1)**	(1)
Reversal of provision	**4**	152
Repayment of loans	**–**	(280)
Dividend paid	**(3)**	(5)
Dissolution of associates	**(6)**	(66)
At 31 December	**61**	62

The Group's interests in its principal associates, all of which are unlisted, are as follows:

Name	Charleston Investments Company Limited		CJM Insurance Brokers Limited		Joint Electronic Teller Services Limited		Trilease International Limited	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
Place of incorporation	**Hong Kong**	Hong Kong	**Hong Kong**	Hong Kong	**Hong Kong**	Hong Kong	**Hong Kong**	Hong Kong
Particulars of issued share capital	**100,000 ordinary shares of HK$10 each**	100,000 ordinary shares of HK$10 each	**6,000,000 ordinary shares of HK$1 each**	6,000,000 ordinary shares of HK$1 each	**100,238 ordinary shares of HK$100 each**	100,238 ordinary shares of HK$100 each	**30,000,000 ordinary shares of HK$1 each**	30,000,000 ordinary shares of HK$1 each
Principal activities	**Property investment**	Property investment	**Insurance broker**	Insurance broker	**Operation of a private inter-bank message switching network in respect of ATM services**	Operation of a private inter-bank message switching network in respect of ATM services	**Provision of leasing finance**	Provision of leasing finance
	2005 HK$'000	2004 HK$'000	**2005 HK$'000**	2004 HK$'000	**2005 HK$'000**	2004 HK$'000	**2005 HK$'000**	2004 HK$'000
Assets	**6,505**	5,776	**51,810**	59,154	**345,591**	342,640	**-**	18,173
Liabilities	**483**	154	**34,764**	41,220	**79,056**	73,480	**-**	98
Revenues	**222**	254	**10,534**	10,334	**63,921**	59,322	**-**	18,381
Profit/(loss)	**(190)**	(80)	**2,112**	1,416	**22,912**	12,848	**-**	8,947
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
Interest held	**40%**	40%	**33%**	33%	**19.96%**	19.96%	**40%**	40%

Trilease International Limited commenced members' voluntary winding up in January 2005.

36. Fixed assets

	Premises HK$'m	Property under development HK$'m	Equipment, fixtures and fittings HK$'m	Total HK$'m
Net book value at 1 January 2005	**15,184**	**32**	**1,280**	**16,496**
Additions	**19**	**1**	**549**	**569**
Disposals	**(502)**	**–**	**(20)**	**(522)**
Revaluation	**3,413**	**–**	**–**	**3,413**
Depreciation for the year	**(242)**	**–**	**(324)**	**(566)**
Reclassification to investment properties (Note 37)	**(1,057)**	**–**	**–**	**(1,057)**
Disposal of subsidiaries	**–**	**(21)**	**–**	**(21)**
Reversal of/(provision for) impairment losses (Note 13)	**5**	**(1)**	**–**	**4**
Net book value at 31 December 2005	**16,820**	**11**	**1,485**	**18,316**
At 31 December 2005				
Cost or valuation	**16,828**	**19**	**4,143**	**20,990**
Accumulated depreciation and impairment	**(8)**	**(8)**	**(2,658)**	**(2,674)**
Net book value at 31 December 2005	**16,820**	**11**	**1,485**	**18,316**
Net book value at 1 January 2004	11,466	32	1,090	12,588
Additions	–	–	450	450
Disposals	(123)	–	(4)	(127)
Revaluation	4,260	–	–	4,260
Depreciation for the year	(328)	–	(256)	(584)
Reclassification to investment properties (Note 37)	(91)	–	–	(91)
Net book value at 31 December 2004	15,184	32	1,280	16,496
At 31 December 2004				
Cost or valuation	15,184	39	3,875	19,098
Accumulated depreciation and impairment	–	(7)	(2,595)	(2,602)
Net book value at 31 December 2004	15,184	32	1,280	16,496
The analysis of cost or valuation of the above assets is as follows:				
At 31 December 2005				
At cost	**–**	**19**	**4,143**	**4,162**
At valuation	**16,828**	**–**	**–**	**16,828**
	16,828	**19**	**4,143**	**20,990**
At 31 December 2004				
At cost	–	39	3,875	3,914
At valuation	15,184	–	–	15,184
	15,184	39	3,875	19,098

36. Fixed assets (continued)

The carrying value of premises is analysed based on the remaining terms of the leases as follows:

	2005 HK$'m	2004 HK$'m
Held in Hong Kong		
On long-term lease (over 50 years)	**10,616**	9,493
On medium-term lease (10 – 50 years)	**5,960**	5,475
On short-term lease (less than 10 years)	**3**	3
Held outside Hong Kong		
On long-term lease (over 50 years)	**55**	42
On medium-term lease (10 – 50 years)	**180**	165
On short-term lease (less than 10 years)	**6**	6
	16,820	15,184

As at 31 December 2005, premises are included in the consolidated balance sheet at valuation carried out at 31 October 2005 on the basis of their open market value by an independent firm of chartered surveyors, Chesterton Petty Limited. Chesterton Petty Limited also confirmed that there has been no material change in valuations at 31 December 2005.

As a result of the above-mentioned revaluations, changes in value of the Group's premises were recognised in the Group's premises revaluation reserves, the profit and loss account and minority interests respectively as follows:

	2005 HK$'m	2004 HK$'m
Increase in valuation credited to premises revaluation reserve	**3,321**	2,895
Increase in valuation credited to profit and loss account (Note 13)	**63**	1,337
Increase in valuation credited to minority interests	**29**	28
	3,413	4,260

As at 31 December 2005, the net book value of premises that would have been included in the Group's consolidated balance sheet had the assets been carried at cost less accumulated depreciation and impairment losses were HK$5,611 million (2004: HK$6,032 million).

37. Investment properties

	2005 HK$'m	2004 HK$'m
At 1 January	**5,381**	4,994
Disposals	**(256)**	(858)
Depreciation for the year	**–**	(1)
Fair value gains	**1,382**	1,155
Reclassification from fixed assets (Note 36)	**1,057**	91
Disposal of subsidiaries	**(25)**	–
At 31 December	**7,539**	5,381

As at 31 December 2005, investment properties are included in the consolidated balance sheet at valuation carried out at 31 October 2005 on the basis of their open market value by an independent firm of chartered surveyors, Chesterton Petty Limited. Chesterton Petty Limited also confirmed that there has been no material change in valuations at 31 December 2005.

The carrying value of investment properties is analysed based on the remaining terms of the leases as follows:

	2005 HK$'m	2004 HK$'m
Held in Hong Kong		
On long-term lease (over 50 years)	**6,769**	4,566
On medium-term lease (10 – 50 years)	**574**	681
On short-term lease (less than 10 years)	**39**	–
Held outside Hong Kong		
On long-term lease (over 50 years)	**14**	34
On medium-term lease (10 – 50 years)	**143**	100
	7,539	5,381

38. Other assets

	2005 HK$'m	2004 HK$'m
Repossessed assets	**250**	–
Precious metal	**1,669**	–
Accounts receivable and pre-payments	**5,840**	7,814
	7,759	7,814

39. Hong Kong SAR currency notes in circulation

The Hong Kong SAR currency notes in circulation are secured by deposit of funds in respect of which the Hong Kong SAR Government certificates of indebtedness are held.

40. Trading liabilities and other financial instruments at fair value through profit or loss

	2005 HK$'m	2004 HK$'m
Structured deposits (Note 41)	**6,373**	–
Short positions in Exchange Fund Bills (Note 42)	**1,551**	–
Per consolidated balance sheet	**7,924**	–
Certificates of deposit issued – at fair value through profit or loss (per consolidated balance sheet)	**3,829**	–
	11,753	–

The Group designated on initial recognition HK$10,202 million of financial liabilities at fair value through profit or loss. The amount of change in their fair values is attributable to changes in a benchmark interest rate. The difference between the carrying amount and the amount that the Group would be contractually required to pay at maturity to the holder of these financial liabilities is HK$140 million.

41. Deposits from customers

	2005 HK$'m	2004 HK$'m
Current, savings and other deposit accounts (per consolidated balance sheet)	**633,091**	631,330
Structured deposits reported as trading liabilities and other financial instruments at fair value through profit or loss (Note 40)	**6,373**	–
	639,464	631,330
Analysed by:		
Demand deposits and current accounts	**28,949**	32,470
Savings deposits	**216,552**	296,462
Time, call and notice deposits	**393,963**	302,398
	639,464	631,330

42. Assets pledged as security

As at 31 December 2005, liabilities of the Group amounting to HK$1,551 million (2004: HK$1,982 million) were secured by assets deposited with central depositories to facilitate settlement operations. In addition, the liabilities of the Group amounting to HK$473 million (2004: nil) were secured by debt securities related to sale and repurchase arrangements. The amount of assets pledged by the Group to secure these liabilities was HK$3,702 million (2004: HK$2,170 million) included in "Cash and short-term funds" and "Available-for-sale securities".

43. Deferred taxation

Deferred tax is recognised in respect of the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts in accordance with HKAS 12 "Income taxes".

The major components of deferred tax assets and liabilities recorded in the consolidated balance sheet, and the movements during the year are as follows:

	2005					
	Accelerated tax depreciation HK$'m	Asset revaluation HK$'m	Losses HK$'m	Provisions HK$'m	Other temporary differences HK$'m	Total HK$'m
At 1 January 2005						
As previously reported	278	1,615	(16)	(935)	(7)	935
Opening adjustments (Note 4)	37	600	-	587	-	1,224
Balance after opening adjustments	315	2,215	(16)	(348)	(7)	2,159
Charged/(credited) to profit and loss account	42	214	8	221	(62)	423
Charged/(credited) to equity	-	512	-	-	(43)	469
At 31 December 2005	357	2,941	(8)	(127)	(112)	3,051

	2004					
	Accelerated tax depreciation HK$'m	Asset revaluation HK$'m	Losses HK$'m	Provisions HK$'m	Other temporary differences HK$'m	Total HK$'m
At 1 January 2004	262	984	(3)	(936)	18	325
Charged/(credited) to profit and loss account	16	173	(13)	1	(25)	152
Charged to equity	-	458	-	-	-	458
At 31 December 2004	278	1,615	(16)	(935)	(7)	935

43. Deferred taxation (continued)

Deferred tax assets and liabilities are offset on an individual entity basis when there is a legal right to set off current tax assets against current tax liabilities and when the deferred taxation relates to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	2005 HK$'m	2004 HK$'m
Deferred tax assets	**(4)**	(12)
Deferred tax liabilities	**3,055**	947
	3,051	935

	2005 HK$'m	2004 HK$'m
Deferred tax assets to be recovered after more than twelve months	**(174)**	(971)
Deferred tax liabilities to be settled after more than twelve months	**357**	282
	183	(689)

44. Other accounts and provisions

	2005 HK$'m	2004 HK$'m
Interest payable	**–**	959
Current taxation (Note)	**889**	901
Short positions in Exchange Fund Bills (Note 42)	**–**	1,982
Accruals and other payables	**14,970**	17,909
	15,859	21,751

Note:

Current taxation	**2005 HK$'m**	2004 HK$'m
Hong Kong profits tax	**865**	884
Overseas taxation	**24**	17
	889	901

45. Share capital

	2005 HK$'m	2004 HK$'m
Authorised:		
20,000,000,000 ordinary shares of HK$5.00 each	**100,000**	100,000
Issued and fully paid:		
10,572,780,266 ordinary shares of HK$5.00 each	**52,864**	52,864

46. Reserves

(a) Group

The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity on page 82 of the accounts.

(b) Company

Included in the Company's retained earnings was a final dividend of HK$5,075 million (2004: HK$4,176 million) which was proposed by the Board after the balance sheet date.

47. Notes to consolidated cash flow statement

(a) Reconciliation of operating profit to operating cash inflow/(outflow) before taxation:

	2005 HK$'m	2004 HK$'m
Operating profit	**14,811**	11,980
Dividend income from investments in securities	**(14)**	(14)
Depreciation	**566**	585
Reversal of loan impairment allowances on advances	**(2,645)**	–
Write-back of bad and doubtful debts	**–**	(1,628)
Advances written off net of recoveries	**545**	(1,500)
Change in money at call and short notice with original maturity over three months	**(1,816)**	19,452
Change in treasury bills with original maturity over three months	**2,543**	(467)
Change in placements with banks and other financial institutions with original maturity over three months	**72,026**	(33,856)
Change in trade bills	**(1,953)**	(395)
Change in trading securities and other financial instruments at fair value through profit or loss	**1,942**	–
Change in derivative financial instruments	**(1,462)**	–
Change in certificates of deposit held with original maturity over three months	**2,229**	(3,639)
Change in advances and other accounts	**(22,770)**	(5,989)
Change in available-for-sale securities	**(5,513)**	–
Change in held-to-maturity securities	**(21,577)**	(13,512)
Change in loans and receivables	**(13,080)**	–
Change in other investments in securities	**–**	(3,359)
Change in other assets	**145**	873
Change in deposits and balances of banks and other financial institutions repayable over three months	**27**	(98)
Change in trading liabilities and other financial instruments at fair value through profit or loss	**4,132**	–
Change in deposits from customers	**3,118**	30,688
Change in certificates of deposit issued	**114**	1,356
Change in other accounts and provisions	**(1,569)**	(3,743)
Exchange difference	**1**	(2)
Operating cash inflow/(outflow) before taxation	**29,800**	(3,268)

47. Notes to consolidated cash flow statement (continued)

(b) *Analysis of the balances of cash and cash equivalents*

	2005 HK$'m	2004 HK$'m
Cash and balances with banks and other financial institutions	**30,703**	20,976
Money at call and short notice with original maturity within three months	**61,000**	54,281
Treasury bills with original maturity within three months	**3,456**	4,871
Placements with banks and other financial institutions with original maturity within three months	**23,986**	12,249
Certificates of deposit held with original maturity within three months	**818**	1,508
Deposits and balances of banks and other financial institutions with original maturity within three months	**(37,149)**	(30,977)
	82,814	62,908

(c) *Disposal of subsidiaries*

	2005 HK$'m	2004 HK$'m
Net assets disposed of:		
– Cash and short-term funds	**26**	–
– Other assets	**17**	–
– Investment properties	**25**	–
– Fixed assets	**21**	–
– Loss on disposal	**(10)**	–
	79	–
Satisfied by:		
– Cash	**79**	–
Analysis of net inflow of cash and cash equivalents in respect of the disposal of subsidiaries:		
– Cash consideration	**79**	–
– Accounts receivable	**(18)**	–
	61	–

(d) *Major non-cash transactions*

During the year, "Available-for-sale securities" with fair value of HK$15,772 million were transferred to "Held-to-maturity securities" to align with the Group's associated intention of holding.

48. Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liability and commitment and the corresponding aggregate credit risk weighted amount:

	2005 HK$'m	2004 HK$'m
Direct credit substitutes	**1,027**	1,132
Transaction-related contingencies	**5,982**	4,647
Trade-related contingencies	**18,936**	16,266
Other commitments with an original maturity of		
– under one year or which are unconditionally cancellable	**105,988**	90,947
– one year and over	**29,754**	41,460
	161,687	154,452
Credit risk weighted amount	**21,415**	26,303

The calculation basis of credit risk weighted amount has been set out in Note 24 to the accounts.

49. Capital commitments

The Group has the following outstanding capital commitments not provided for in the accounts:

	2005 HK$'m	2004 HK$'m
Authorised and contracted for but not recorded	**185**	197
Authorised but not contracted for	**16**	17
	201	214

The above capital commitments mainly relate to commitments to purchase computer equipment and software; and to renovate the Group's premises.

50. Operating lease commitments

(a) The Group as lessee

The Group has commitments to make the following future minimum lease payments under non-cancellable operating leases:

	2005 **HK$'m**	2004 HK$'m
Land and buildings		
– not later than one year	**205**	200
– later than one year but not later than five years	**192**	188
– later than five years	**2**	3
	399	391
Computer equipment		
– not later than one year	**1**	1

Certain non-cancellable operating leases included in the above were subject to renegotiation and rent adjustment with reference to market rates prevailing at specified agreed dates.

(b) The Group as lessor

The Group has contracted with tenants for the following future minimum lease receivables under non-cancellable operating leases:

	2005 **HK$'m**	2004 HK$'m
Land and buildings		
– not later than one year	**151**	135
– later than one year but not later than five years	**162**	102
	313	237

The Group leases its investment properties (Note 37) under operating lease arrangements, with leases typically for a period from one to three years. The terms of the leases generally require the tenants to pay security deposits and provide for periodic rent adjustments according to the then prevailing market conditions. None of the leases includes contingent rentals.

51. Litigation

The Group is currently being served a number of claims and counterclaims by various independent parties. These claims and counterclaims are in relation to the normal commercial activities of the Group.

No material provision was made against these claims and counterclaims because the directors believe that the Group has meritorious defences against the claimants or the amounts involved in these claims are not expected to be material.

52. Segmental reporting

The Group engages in many businesses in several regions. For segmental reporting purposes, information is solely provided in respect of business segments. Geographical segment information is not presented because over 90% of the Group's revenues, profits before tax and assets are derived from Hong Kong.

Starting from the interim report this year, the Group adopted a new approach in segmental reporting to provide investors with more details. Under the current approach, information about five business segments is provided. They are Retail Banking, Corporate Banking, Treasury, Investment Activities and Unallocated.

Both Retail Banking and Corporate Banking segments provide general banking services. Retail Banking mainly serves individual customers and small companies. Corporate Banking mainly manages medium to large companies. Treasury segment is responsible for managing the capital, liquidity, and the interest rate and foreign exchange positions of the Group in addition to proprietary trades. Investment Activities include the Group's holdings of premises, investment properties and interests in associates. The segment "Unallocated" refers to those items related to the Group as a whole but independent of the other four business segments.

Revenues, expenses, assets and liabilities of any business segment mainly include items directly attributable to the segment. Regarding occupation of the Group's premises, rentals are internally charged on market rates according to the areas occupied. For management overheads, allocations are made on reasonable bases. Inter-segment fund flows are charged according to the internal funds transfer pricing mechanism of the Group. The charge on any such flow is mainly made by reference to the corresponding money market rate. Although there are internal charges on funds transferred between business segments, no assets and liabilities are created in any form for any segment in respect of such transfers for segmental reporting purposes.

52. Segmental reporting (continued)

	2005							
	Retail HK$'m	Corporate HK$'m	Treasury HK$'m	Investment HK$'m	Unallocated HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
Net interest income/(expenses)	7,371	3,966	2,529	(854)	(138)	12,874	-	12,874
Net fees and commission income/(expenses)	2,110	988	(31)	15	(29)	3,053	-	3,053
Net trading income/(expenses)	488	122	1,065	(1)	-	1,674	-	1,674
Other operating income	36	5	14	613	525	1,193	(898)	295
Operating income	10,005	5,081	3,577	(227)	358	18,794	(898)	17,896
Operating expenses	(4,446)	(1,300)	(308)	(364)	(210)	(6,628)	898	(5,730)
Operating profit/(loss) before impairment on advances	5,559	3,781	3,269	(591)	148	12,166	-	12,166
Reversal of loan impairment allowances on advances	956	1,689	-	-	-	2,645	-	2,645
Operating profit/(loss)	6,515	5,470	3,269	(591)	148	14,811	-	14,811
Write-back of restructuring provisions	-	-	-	-	209	209	-	209
Net (loss)/gain from disposal/revaluation of fixed assets	(12)	(1)	-	63	-	50	-	50
Net gain from disposal of/fair value adjustments on investment properties	-	-	-	1,396	-	1,396	-	1,396
Net loss from early redemption of held-to-maturity securities	-	-	(4)	-	-	(4)	-	(4)
Net loss from disposal of available-for-sale securities	-	-	(104)	-	-	(104)	-	(104)
Reversal of impairment losses on held-to-maturity securities	-	-	12	-	-	12	-	12
Net loss on disposal of subsidiaries	-	-	-	(10)	-	(10)	-	(10)
Reversal of impairment losses on interests in associates	-	-	-	4	-	4	-	4
Share of profits less losses of associates	-	-	-	4	-	4	-	4
Profit before taxation	6,503	5,469	3,173	866	357	16,368	-	16,368
Assets								
Segment assets	157,892	211,834	426,790	24,692	662	821,870	-	821,870
Interests in associates	-	-	-	61	-	61	-	61
Unallocated corporate assets	-	-	-	-	174	174	-	174
	157,892	211,834	426,790	24,753	836	822,105	-	822,105
Liabilities								
Segment liabilities	551,428	101,710	84,049	658	-	737,845	-	737,845
Unallocated corporate liabilities	-	-	-	-	3,527	3,527	-	3,527
	551,428	101,710	84,049	658	3,527	741,372	-	741,372
Other information								
Additions of fixed assets	-	-	-	569	-	569	-	569
Depreciation	186	64	22	225	69	566	-	566
Amortisation of securities	-	-	463	-	-	463	-	463

52. Segmental reporting (continued)

	2004							
	Retail HK$'m	Corporate HK$'m	Treasury HK$'m	Investment HK$'m	Unallocated HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
Net interest income/(expenses)	5,445	3,643	2,153	(51)	3	11,193	-	11,193
Net fees and commission income/(expenses)	2,077	1,179	(39)	18	(14)	3,221	-	3,221
Net trading income/(expenses)	540	20	571	(8)	-	1,123	-	1,123
Other operating income	(39)	2	1	664	597	1,225	(905)	320
Operating income	8,023	4,844	2,686	623	586	16,762	(905)	15,857
Operating expenses	(3,897)	(1,211)	(296)	(558)	(448)	(6,410)	905	(5,505)
Operating profit before provisions on advances	4,126	3,633	2,390	65	138	10,352	-	10,352
Write-back of bad and doubtful debts	28	1,600	-	-	-	1,628	-	1,628
Operating profit	4,154	5,233	2,390	65	138	11,980	-	11,980
Net (loss)/gain from disposal/revaluation of fixed assets	(1)	1	-	1,365	(2)	1,363	-	1,363
Net gain from disposal of/fair value adjustments on investment properties	-	-	-	721	-	721	-	721
Net gain from early redemption of held-to-maturity securities	-	-	2	-	-	2	-	2
Net gain on disposal of an associate	-	-	-	50	-	50	-	50
Reversal of impairment losses on interests in associates	-	-	-	152	-	152	-	152
Share of profits less losses of associates	-	-	-	(16)	-	(16)	-	(16)
Profit before taxation	4,153	5,234	2,392	2,337	136	14,252	-	14,252
Assets								
Segment assets	132,790	187,947	453,457	22,292	-	796,486	-	796,486
Interests in associates	-	-	-	62	-	62	-	62
Unallocated corporate assets	-	-	-	-	228	228	-	228
	132,790	187,947	453,457	22,354	228	796,776	-	796,776
Liabilities								
Segment liabilities	567,309	90,054	68,485	658	-	726,506	-	726,506
Unallocated corporate liabilities	-	-	-	-	510	510	-	510
	567,309	90,054	68,485	658	510	727,016	-	727,016
Other information								
Additions of fixed assets	-	-	-	450	-	450	-	450
Depreciation	138	45	17	391	(6)	585	-	585
Amortisation of premium/discount of held-to-maturity securities	-	-	207	-	-	207	-	207

53. Loans to directors and officers

Particulars of advances made to directors and officers of the Company pursuant to section 161B of the Hong Kong Companies Ordinance are as follows:

	2005 HK$'m	2004 HK$'m
Aggregate amount of relevant loans outstanding at year end	**22**	185
Maximum aggregate amount of relevant loans outstanding during the year	**186**	193

54. Significant related party transactions

Related parties are those parties that have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or other entities.

Transactions with related parties, which the Group entered into during the year are summarised as follows:

(a) *Advances to third parties guaranteed by BOC group companies*

As at 31 December 2005, BOC, the intermediate holding company, and its subsidiaries provided guarantees for loans in favour of the Group amounting to HK$3,255 million (2004: HK$4,512 million) to certain third parties. BOC and its subsidiaries held equity interests of not more than 20% in these third parties.

54. Significant related party transactions (continued)

(b) Summary of transactions entered into during the ordinary course of business with BOC group companies

The aggregate income and expenses arising from related party transactions with the immediate holding company, the intermediate holding companies, associates of the Company as well as subsidiaries and associates of BOC are summarised as follows:

	Notes	2005		
		Immediate and intermediate holding companies[1] HK$'m	Associates HK$'m	Other related parties[2] HK$'m
Profit and loss items:				
Interest income	(i)	**461**	**–**	**6**
Interest expense	(ii)	**(412)**	**(2)**	**(111)**
Insurance commission received (net)	(iii)	**–**	**–**	**166**
Administrative services fees received/receivable	(iv)	**36**	**–**	**16**
Rental fees received/receivable	(iv)	**–**	**–**	**15**
Credit card commission paid/payable (net)	(v)	**(77)**	**–**	**(2)**
Securities brokerage commission paid/payable (net)	(v)	**–**	**–**	**(71)**
Rental, property management and letting agency fees paid/payable	(v)	**–**	**–**	**(80)**
Funds selling commission received	(vi)	**–**	**–**	**45**
Correspondent banking fee received	(vii)	**11**	**–**	**–**
Net trading losses		**(42)**	**–**	**–**

	Notes	2004		
		Immediate and intermediate holding companies[1] HK$'m	Associates HK$'m	Other related parties[2] HK$'m
Profit and loss items:				
Interest income	(i)	163	1	11
Interest expense	(ii)	(188)	–	(22)
Insurance commission received (net)	(iii)	–	–	149
Administrative services fees received/receivable	(iv)	42	–	13
Rental fees received/receivable	(iv)	–	–	19
Credit card commission paid/payable (net)	(v)	(64)	–	(2)
Securities brokerage commission paid/payable (net)	(v)	–	–	(113)
Rental, property management and letting agency fees paid/payable	(v)	–	–	(66)
Write-back of bad and doubtful debts		–	141	21
Funds selling commission received	(vi)	–	–	71
Correspondent banking fee received	(vii)	11	–	–
Loan services fees received	(viii)	2	–	5

54. Significant related party transactions (continued)

(b) Summary of transactions entered into during the ordinary course of business with BOC group companies (continued)

	Notes	2005 Immediate and intermediate holding companies[1] HK$'m	2005 Associates HK$'m	2005 Other related parties[2] HK$'m
Balance sheet items:				
Cash and short-term funds	(i)	**9,665**	**–**	**19**
Placements with banks and other financial institutions	(i)	**7,514**	**–**	**–**
Derivative financial instruments assets	(ix)	**4**	**–**	**2**
Advances and other accounts	(i)	**20**	**–**	**–**
Other assets	(x)	**33**	**–**	**574**
Deposits and balances of banks and other financial institutions	(ii)	**19,596**	**–**	**857**
Deposits from customers	(ii)	**97**	**91**	**4,601**
Derivative financial instruments liabilities	(ix)	**78**	**–**	**–**
Other accounts and provisions	(x)	**55**	**–**	**978**

	Notes	2004 Immediate and intermediate holding companies[1] HK$'m	2004 Associates HK$'m	2004 Other related parties[2] HK$'m
Balance sheet items:				
Cash and short-term funds	(i)	11,534	–	53
Placements with banks and other financial institutions	(i)	22,673	–	53
Advances and other accounts	(i)	15	–	338
Other assets	(x)	41	–	1,302
Deposits and balances of banks and other financial institutions	(ii)	18,536	–	1,013
Deposits from customers	(ii)	81	110	4,984
Other accounts and provisions	(x)	24	–	1,159

1 Immediate and intermediate holding companies are state-controlled entities. Transactions with BOC for the year ended 31 December 2004 have been disclosed as transactions with immediate and intermediate holding companies to ensure comparability notwithstanding that BOC was the Company's ultimate holding company before August 2004. Following the reorganisation of BOC in August 2004, Central SAFE holds controlling equity capital of BOC on behalf of the State. Accordingly, Central SAFE, acting on behalf of the State has become the ultimate holding company of the Company whilst BOC became the Company's intermediate holding company.

2 Subsidiaries and associates of BOC and post-employment benefit plans for the benefit of employees of the Company are collectively disclosed as other related parties and certain of which are state-controlled entities.

54. Significant related party transactions (continued)

(b) Summary of transactions entered into during the ordinary course of business with BOC group companies (continued)

Notes:

(i) Interest income

In the ordinary course of business, the Group enters into various transactions with BOC and its subsidiaries and associates including deposit of cash and short-term funds, placement of interbank deposits and provision of loans and credit facilities. The transactions were conducted at prices and terms that are no more favourable than those charged to and contracted with other third party customers of the Group.

(ii) Interest expense

In the ordinary course of business, the Group accepts interbank deposits and current, fixed, savings and other deposits from the immediate holding company, intermediate holding companies and subsidiaries and associates of BOC at the relevant market rates at the time of the transactions.

(iii) Insurance commission received (net)

In the ordinary course of business, the Group provides insurance agency services to and purchases general and life insurance policies from subsidiaries of BOC at the relevant market rates at the time of the transactions.

(iv) Administrative services fees and rental fees received/receivable

In the ordinary course of business, the Group receives administrative services fees for the provision of various administrative services including internal audit, technology, human resources support and training to the intermediate holding companies and subsidiaries of BOC mainly on the basis of cost plus a margin of 5%, and receives office premises rental fees from the subsidiaries of BOC at the relevant market rates at the time of the transactions.

(v) Commission, property management, letting agency fees and rental fees paid/payable

In the ordinary course of business, the Group pays commission fees for credit card administrative and promotional services, securities brokerage services, property management and letting agency fees to BOC and its subsidiaries. The Group also pays rental fees to subsidiaries of BOC. These transactions have been entered into in the ordinary course of business and were priced at the relevant market rates at the time of the transactions.

(vi) Funds selling commission received

In the ordinary course of business, the Group receives commission for engaging in promotion and sale of fund products of a subsidiary of BOC to customers of the Group at the relevant market rates at the time of the transactions.

(vii) Correspondent banking fee received

In the ordinary course of business, BOC provides services to the Group's customers including remittance services and advising on and collecting letters of credit issued by the Group. The Group shares the fees paid by its customers with BOC on the basis agreed between the parties from time to time.

54. Significant related party transactions (continued)

(b) *Summary of transactions entered into during the ordinary course of business with BOC group companies (continued)*

Notes: (continued)

(viii) Loan services fees received

In the ordinary course of business, the Group undertakes to service and administer the loans and the related securities transferred to BOC and its subsidiaries in prior years at a fee agreed among the parties from time to time. Such loan service was ended in June 2004 when the loans were sold.

(ix) Derivative financial instruments assets/liabilities

In the ordinary course of business, the Group enters into foreign exchange contracts and interest rate contracts with BOC and its subsidiaries. The aggregate notional amount of such derivative transactions amounted to HK$17,583 million as at 31 December 2005 whilst the corresponding derivative financial instruments assets and liabilities amounted to HK$6 million and HK$78 million respectively as at that date. These transactions are executed at the relevant market rates at the time of the transactions.

(x) Other assets and other accounts and provisions

Included within "Other assets" and "Other accounts and provisions" are receivables from and payables to intermediate holding companies and subsidiaries of BOC. The amounts mainly represent the accounts receivables from and payables to a subsidiary of BOC in relation to dealing securities trading transactions on behalf of the Group's customers. The receivables and payables arose from transactions carried out in the normal course of business.

(c) *Contingent liabilities and commitments*

In the ordinary course of business, the Group provides loan facilities and trade finance services to, and guarantees for the obligations of BOC and its subsidiaries and associates on normal commercial terms. As at 31 December 2005, the total undrawn loan commitments, trade finance-related contingencies and guarantees amounted to HK$1,148 million (2004: HK$1,283 million).

(d) *Key management personnel*

Key management are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including Directors and Senior Management. The Group accepts deposits from and grants loans and credit facilities to key management personnel in the ordinary course of business. During both the current and prior year, no material transaction was conducted with key management personnel of BOCHK, its holding companies and parties related to them.

The key management compensation for the year ended 31 December 2005 and 31 December 2004 is detailed as follows:

	2005 **HK$'m**	2004 HK$'m
Salaries and other short-term employee benefits	**33**	24
Post-employment benefits	**1**	2
	34	26

54. Significant related party transactions (continued)

(e) *Transactions with Ministry of Finance and The People's Bank of China*

The Group enters into banking transactions with these entities in the normal course of business. These include purchases and redemption of treasury bonds and money market transactions. The outstanding balances at the year end, and the related income and expense for the year are as follows:

(i) Treasury bonds

	2005 HK$'m	2004 HK$'m
Interest income	**133**	104

	2005 HK$'m	2004 HK$'m
Outstanding balance at beginning of the year	**2,523**	1,559
Outstanding balance at end of the year	**2,630**	2,523

(ii) Due from banks and other financial institutions

	2005 HK$'m	2004 HK$'m
Interest income	**110**	60

	2005 HK$'m	2004 HK$'m
Outstanding balance at beginning of the year	**11,648**	371
Outstanding balance at end of the year	**21,846**	11,648

(iii) Due to banks and other financial institutions

	2005 HK$'m	2004 HK$'m
Interest expense	**(5)**	(40)

	2005 HK$'m	2004 HK$'m
Outstanding balance at beginning of the year	**–**	4,163
Outstanding balance at end of the year	**–**	–

54. Significant related party transactions (continued)

(f) Transactions with Central SAFE and other companies controlled by Central SAFE

Central SAFE is the controlling entity of BOC. Central SAFE is approved by the State Council of the PRC to assume the rights and obligations of the equity owner on behalf of the State. Accordingly, Central SAFE, acting on behalf of the State, has become the ultimate holding company of the Company by virtue of its interest in BOC.

The Group did not have any balances and enter into any transactions with Central SAFE for the years ended 31 December 2004 and 2005 respectively.

Central SAFE has controlling equity interests in certain other banks in the PRC. The Group enters into banking transactions with these companies in the normal course of business. These include loans, investment securities and money market transactions. The outstanding balances at the year end, and the related income and expense for the year are as follows:

(i) Advances to customers/banks and other financial institutions

	2005 HK$'m	2004 HK$'m
Interest income	**–**	–

	2005 HK$'m	2004 HK$'m
Outstanding balance at beginning of the year	**–**	–
Outstanding balance at end of the year	**11**	–

(ii) Investment securities

	2005 HK$'m	2004 HK$'m
Interest income	**59**	22

	2005 HK$'m	2004 HK$'m
Outstanding balance at beginning of the year	**1,743**	373
Outstanding balance at end of the year	**2,043**	1,743

54. Significant related party transactions (continued)

(f) Transactions with Central SAFE and other companies controlled by Central SAFE (continued)

(iii) Due from banks and other financial institutions

	2005 HK$'m	2004 HK$'m
Interest income	**29**	9

	2005 HK$'m	2004 HK$'m
Outstanding balance at beginning of the year	**2,115**	1,072
Outstanding balance at end of the year	**1,034**	2,115

(iv) Due to banks and other financial institutions

	2005 HK$'m	2004 HK$'m
Interest expense	**(1)**	–

	2005 HK$'m	2004 HK$'m
Outstanding balance at beginning of the year	**14**	5
Outstanding balance at end of the year	**15**	14

(g) Transactions with other state-controlled entities

The state-controlled entities are those, other than BOC (the intermediate holding company and its subsidiaries) and Central SAFE and its controlled companies over which the PRC government directly or indirectly holds over 50% of the outstanding shares or voting rights, and has the ability to control or the power to govern their financial or operational policies through its government authorities, agencies and affiliates. Accordingly, the Group has extensive transactions with other state controlled entities. These transactions, conducted in the ordinary course of business, may include, but are not limited to, the following:

- lending, provision of credits and guarantees and deposit taking;
- inter-bank balance taking and placing;
- sale, purchase, underwriting and redemption of bonds issued by other state-controlled entities;
- rendering of foreign exchange, remittance, investment related services;
- provision of fiduciary activities; and
- purchase of utilities, transport, telecommunication and postal services.

54. Significant related party transactions (continued)

(g) *Transactions with other state-controlled entities (continued)*

Utilities, transport, telecommunication and postal services are charged by service providers at market rates. Management believes that, based on their assessment, the amounts of such related party transactions are insignificant for the year and therefore are not disclosed below. Details of other transactions are set forth below.

The Group enters into banking transactions with other state-controlled entities in the ordinary course of business. These include loans, deposits, investment securities, money market transactions and off-balance sheet exposures. The outstanding balances and related provisions, and the related income and expenses for the year are as follows:

(i) Advances to customers/banks and other financial institutions

	2005 HK$'m	2004 HK$'m
Interest income	**1,341**	584
(Charge for individually assessed loan impairment allowances)/Write-back of bad and doubtful debts	**(2)**	798

	2005 HK$'m	2004 HK$'m
Outstanding balance at beginning of the year	**31,870**	29,546
Outstanding balance at end of the year	**41,543**	31,870
Less: individually assessed loan impairment allowances	**(469)**	–
Less: specific provisions	–	(371)
	41,074	31,499

(ii) Investment securities

	2005 HK$'m	2004 HK$'m
Interest income	**343**	206

	2005 HK$'m	2004 HK$'m
Outstanding balance at beginning of the year	**6,086**	3,745
Outstanding balance at end of the year	**6,977**	6,136

Investment securities include held-to-maturity securities and available-for-sale securities. The balance of investment securities as at 31 December 2004 included other investments in securities in addition to the aforementioned.

54. Significant related party transactions (continued)

(g) Transactions with other state-controlled entities (continued)

(iii) Trading securities and other financial instruments at fair value through profit or loss

	2005 HK$'m	2004 HK$'m
Interest income	**29**	–

	2005 HK$'m	2004 HK$'m
Outstanding balance at beginning of the year	**117**	–
Outstanding balance at end of the year	**738**	–

(iv) Due from banks and other financial institutions

	2005 HK$'m	2004 HK$'m
Interest income	**129**	17

	2005 HK$'m	2004 HK$'m
Outstanding balance at beginning of the year	**4,418**	3,310
Outstanding balance at end of the year	**4,839**	4,418

(v) Due to banks and other financial institutions

	2005 HK$'m	2004 HK$'m
Interest expense	**(112)**	(70)

	2005 HK$'m	2004 HK$'m
Outstanding balance at beginning of the year	**7,463**	10,846
Outstanding balance at end of the year	**6,434**	7,463

54. Significant related party transactions (continued)

(g) Transactions with other state-controlled entities (continued)

(vi) Deposits from customers

	2005 HK$'m	2004 HK$'m
Interest expense	**(1,013)**	(129)

	2005 HK$'m	2004 HK$'m
Outstanding balance at beginning of the year	**39,161**	17,888
Outstanding balance at end of the year	**44,652**	39,161

(vii) Contingent liabilities and commitments (including guarantees)

	2005 HK$'m	2004 HK$'m
Contingent liabilities and commitments (including guarantees)	**26,852**	20,379

(viii) Derivative transactions unsettled (notional amount)

	2005 HK$'m	2004 HK$'m
Derivative transactions unsettled (notional amount)	**4,020**	5,075

55. Ultimate holding company

BOC was the Company's ultimate holding company before August 2004. Following the reorganisation of BOC in August 2004, Central SAFE (previously known as China SAFE Investments Ltd) holds controlling equity capital of BOC on behalf of the State. Accordingly, Central SAFE, acting on behalf of the State has become the ultimate holding company of the Company whilst BOC has become the Company's intermediate holding company.

56. Comparative amounts

As further explained in Note 2 to the accounts, due to the adoption of certain new HKFRSs, HKASs and Interpretations during the year, the accounting treatment and presentation of certain items and balances in the accounts have been prepared to comply with the new requirements. Accordingly, certain opening adjustments have been made and certain comparative amounts have been reclassified to conform with the current year's presentation.

57. Approval of accounts

The accounts were approved and authorised for issue by the Board of Directors on 23 March 2006.

1. Capital adequacy ratio

	2005	2004
Capital adequacy ratio	**15.37%**	16.14%
Adjusted capital adequacy ratio	**15.33%**	16.13%

The CAR is computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance.

The adjusted CAR taking into account market risk exposure as at the balance sheet date is computed in accordance with the guideline on "Maintenance of Adequate Capital Against Market Risks" under the Supervisory Policy Manual issued by the HKMA and on the same basis as for the unadjusted CAR.

2. Components of capital base after deductions

The consolidated capital base after deductions used in the calculation of the above capital adequacy ratios as at 31 December 2005 and 31 December 2004 and reported to the HKMA is analysed as follows:

	2005 HK$'m	2004 HK$'m
Core capital:		
Paid up ordinary share capital	**43,043**	43,043
Reserves	**16,096**	12,408
Profit and loss account	**4,065**	4,491
Minority interests	**1,009**	963
	64,213	60,905
Supplementary capital:		
Reserves on revaluation of holding of securities not held for trading purposes	**(311)**	–
Collective loan impairment allowances	**731**	–
Regulatory reserve	**3,571**	–
General provisions for doubtful debts	**–**	5,049
Total capital base	**68,204**	65,954
Deduction from total capital base:		
Shareholdings in subsidiaries or holding company	**(337)**	(351)
Exposures to connected companies	**(597)**	(845)
Equity investments of 20% or more in non-subsidiary companies	**(64)**	(60)
Investments in the capital of other banks or other financial institutions	**(6)**	(1)
	(1,004)	(1,257)
Total capital base after deductions	**67,200**	64,697

3. Liquidity ratio

	2005	2004
Average liquidity ratio	**42.02%**	36.03%

The average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the year.

The liquidity ratio is computed on the solo basis (the Hong Kong offices only) and is in accordance with the Fourth Schedule of the Banking Ordinance.

4. Currency concentrations

The following is a summary of the major foreign currency exposures arising from trading, non-trading and structural positions. The net options position is calculated based on the worst-case approach set out in the prudential return "Foreign Currency Position" issued by the HKMA.

	2005							
	Equivalent in million of HK$							
	US Dollars	**Japanese Yen**	**Euro**	**Australian Dollars**	**Macau Pataca**	**Renminbi Yuan**	**Others**	**Total**
Spot assets	**239,190**	**2,835**	**12,011**	**21,345**	**198**	**24,955**	**13,448**	**313,982**
Spot liabilities	**(165,815)**	**(6,230)**	**(7,417)**	**(25,837)**	**(9)**	**(24,323)**	**(33,006)**	**(262,637)**
Forward purchases	**123,450**	**11,936**	**15,117**	**13,897**	**–**	**2**	**59,196**	**223,598**
Forward sales	**(194,998)**	**(8,545)**	**(19,794)**	**(9,452)**	**–**	**(7)**	**(39,668)**	**(272,464)**
Net options position	**836**	**–**	**4**	**91**	**–**	**–**	**(153)**	**778**
Net long/(short) position	**2,663**	**(4)**	**(79)**	**44**	**189**	**627**	**(183)**	**3,257**
Net structural position	**109**	**–**	**–**	**–**	**–**	**234**	**–**	**343**

	2004							
	Equivalent in million of HK$							
	US Dollars	Japanese Yen	Euro	Australian Dollars	Macau Pataca	Renminbi Yuan	Others	Total
Spot assets	228,593	21,041	16,581	21,532	181	13,129	14,189	315,246
Spot liabilities	(161,784)	(2,893)	(7,086)	(23,701)	(2)	(12,282)	(28,630)	(236,378)
Forward purchases	112,090	12,153	12,348	14,892	–	92	38,179	189,754
Forward sales	(178,122)	(30,661)	(21,972)	(12,945)	–	(54)	(23,902)	(267,656)
Net options position	(319)	8	32	53	–	–	238	12
Net long/(short) position	458	(352)	(97)	(169)	179	885	74	978
Net structural position	–	–	–	–	–	94	–	94

5. Segmental information

(a) Sectoral analysis of gross advances to customers

The information concerning gross advances to customers has been analysed into loans used inside or outside Hong Kong by industry sectors of the borrowers as follows:

	2005 **HK$'m**	2004* HK$'m
Loans for use in Hong Kong		
Industrial, commercial and financial		
– Property development	**19,665**	20,239
– Property investment	**52,703**	46,979
– Financial concerns	**11,873**	10,345
– Stockbrokers	**167**	124
– Wholesale and retail trade	**13,258**	15,016
– Manufacturing	**13,710**	11,837
– Transport and transport equipment	**12,046**	11,780
– Others	**28,481**	29,659
Individuals		
– Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**15,983**	17,430
– Loans for purchase of other residential properties	**99,179**	95,615
– Credit card advances	**4,668**	4,256
– Others	**8,093**	7,386
Total loans for use in Hong Kong	**279,826**	270,666
Trade finance	**16,080**	13,279
Loans for use outside Hong Kong	**38,108**	29,281
Gross advances to customers	**334,014**	313,226

* Certain comparative amounts have been reclassified to conform with the current year's presentation.

5. Segmental information (continued)

(b) Geographical analysis of gross advances to customers and overdue advances

The following geographical analysis of gross advances to customers and advances overdue for over three months is based on the location of the counterparties, after taking into account the transfer of risk in respect of such advances where appropriate.

(i) Gross advances to customers

	2005 HK$'m	2004 HK$'m
Hong Kong	**300,456**	286,768
Mainland China	**17,743**	11,166
Others	**15,815**	15,292
	334,014	313,226

(ii) Advances overdue for over three months

	2005 HK$'m	2004 HK$'m
Hong Kong	**2,742**	5,066
Mainland China	**72**	264
Others	**31**	39
	2,845	5,369

6. Cross-border claims

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country, which is different from that of the counterparty, or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are analysed by geographical areas and disclosed as follows:

	Banks and other financial institutions HK$'m	**Public sector entities HK$'m**	**Others HK$'m**	**Total HK$'m**
At 31 December 2005				
Asia, other than Hong Kong				
– Mainland China	**33,928**	**25,116**	**15,818**	**74,862**
– Others	**62,836**	**851**	**10,936**	**74,623**
	96,764	**25,967**	**26,754**	**149,485**
North America				
– United States	**8,202**	**29,856**	**35,728**	**73,786**
– Others	**12,372**	**296**	**19**	**12,687**
	20,574	**30,152**	**35,747**	**86,473**
Western Europe				
– Germany	**32,415**	**–**	**3,399**	**35,814**
– Others	**116,724**	**412**	**15,830**	**132,966**
	149,139	**412**	**19,229**	**168,780**
Total	**266,477**	**56,531**	**81,730**	**404,738**

	Banks and other financial institutions HK$'m	Public sector entities HK$'m	Others HK$'m	Total HK$'m
At 31 December 2004				
Asia, other than Hong Kong				
– Mainland China	48,234	14,338	12,103	74,675
– Others	54,183	915	7,142	62,240
	102,417	15,253	19,245	136,915
North America				
– United States	6,043	26,051	15,886	47,980
– Others	11,731	395	16	12,142
	17,774	26,446	15,902	60,122
Western Europe				
– Germany	40,020	–	4,415	44,435
– Others	147,474	743	15,238	163,455
	187,494	743	19,653	207,890
Total	307,685	42,442	54,800	404,927

7. Overdue and rescheduled assets

(a) *Gross amount of overdue loans*

	2005		2004	
	Amount HK$'m	**% of gross advances to customers**	Amount HK$'m	% of gross advances to customers
Gross advances to customers which have been overdue for:				
– six months or less but over three months	**329**	**0.10%**	489	0.16%
– one year or less but over six months	**595**	**0.18%**	395	0.13%
– over one year	**1,921**	**0.57%**	4,485	1.43%
Advances overdue for over three months	**2,845**	**0.85%**	5,369	1.72%

As at 31 December 2005 and 31 December 2004, there were no advances to banks and other financial institutions that were overdue for over three months.

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid. Advances repayable by regular instalments are classified as overdue when an instalment payment is overdue and remains unpaid. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the instruction or when the advances have remained continuously outside the approved limit that was advised to the borrower.

(b) *Rescheduled advances to customers*

	2005		2004	
	Amount HK$'m	**% of gross advances to customers**	Amount HK$'m	% of gross advances to customers
Rescheduled advances to customers	**310**	**0.09%**	974	0.31%

As at 31 December 2005 and 31 December 2004, there were no rescheduled advances to banks and other financial institutions.

7. Overdue and rescheduled assets (continued)

(b) *Rescheduled advances to customers (continued)*

Rescheduled advances are those advances that have been restructured or renegotiated because of deterioration in the financial position of the borrower or of the inability of the borrower to meet the original repayment schedule and for which the revised repayment terms, either of interest or of repayment period, are non-commercial. Rescheduled advances, which have been overdue for more than three months under the revised repayment terms, are included in overdue advances. Rescheduled advances are stated before deduction of loan impairment allowances.

8. Repossessed assets held

	2005 **HK$'m**	2004 HK$'m
Estimated market value of repossessed assets held	**431**	1,185

Repossessed assets are properties or securities in respect of which the Group has acquired access or control (e.g. through court proceedings or voluntary actions by the borrowers concerned) for release in full or in part of the obligations of the borrowers.

9. Connected transactions

In 2005, BOCHK, a wholly owned subsidiary of the Company, and its subsidiaries engaged on a regular basis in the usual course of their business in numerous transactions with BOC and its Associates. As BOC is the Company's controlling shareholder and therefore a connected person of the Company, all such transactions constituted connected transactions for the purposes of the Listing Rules. As the stated purpose of Central SAFE is to exercise the rights of an equity investor on behalf of the State and not to have any commercial operations, for purposes of this report, therefore, Central SAFE and the companies of which it is a substantial shareholder have not been treated as connected persons to the Company.

The transactions fell into the following two categories:

1) de minimis transactions entered into in the usual course of business and under normal commercial terms. Such transactions were exempted from disclosure and shareholder approval by virtue of rule 14A.33 of the Listing Rules;

2) certain regular banking transactions entered into on a continual basis throughout the year. On 4 January 2005 the Company made an announcement (the "Announcement") in accordance with Rule 14A.34 of the Listing Rules. The Announcement listed those continuing connected transactions that exceeded the de minimus threshold and set out caps in respect of such transactions for the three years 2005-2007. These transactions were conducted in the ordinary course of its business and on normal commercial terms. Details of these continuing connected transactions are set out below and are described in the Announcement which may be viewed on the Company's website.

9. Connected transactions (continued)

Type of Transaction	2005 Cap HK$'m	2005 Actual Amount HK$'m
Securities Transactions	180	102.43
Fund Distribution Transactions	140	45.10
Credit Card Services	170	86.44
Information Technology Services	80	39.85
Property Transactions	120	94.92
Bank-note Delivery	80	35.61
Insurance Agency	310	221.42
Provision of Insurance Cover	90	55.58
Foreign Exchange Transactions	550	88.53
Trading of Interests in Loans	18,500	269.71
Inter-bank Capital Markets	3,500	3,223

Subsidiaries of the Company

The particulars of our subsidiaries are as follows:

Name of company	Country/place and date of incorporation/ operation	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
Directly held:				
Bank of China (Hong Kong) Limited	Hong Kong 16 October 1964	Ordinary shares HK$43,042,840,858	100.00%	Banking business
Indirectly held:				
Nanyang Commercial Bank, Limited	Hong Kong 2 February 1948	Ordinary shares HK$600,000,000	100.00%	Banking business
Chiyu Banking Corporation Limited	Hong Kong 24 April 1947	Ordinary shares HK$300,000,000	70.49%	Banking business
BOC Credit Card (International) Limited	Hong Kong 9 September 1980	Ordinary shares HK$480,000,000	100.00%	Credit card services
Arene Trading Limited	Hong Kong 22 August 1978	Ordinary shares HK$500,000	100.00%	Property holding and investment
Attempt Fit Enterprises Limited	Hong Kong 30 March 1993	Ordinary shares HK$10,000	100.00%	Property holding and investment
Bank of China (Hong Kong) Nominees Limited	Hong Kong 1 October 1985	Ordinary shares HK$2	100.00%	Nominee services
Bank of China (Hong Kong) Trustees Limited	Hong Kong 6 November 1987	Ordinary shares HK$3,000,000	100.00%	Trustee and agency services
BOC Group Trustee Company Limited	Hong Kong 1 December 1997	Ordinary shares HK$200,000,000	64.20%	Trustee services
BOC Travel Services Limited	Hong Kong 24 August 1982	Ordinary shares HK$2,000,000	100.00%	Travel services
BOCHK Information Technology (Shenzhen) Co., Ltd.	PRC 16 April 1990	Registered capital HK$70,000,000	100.00%	Development of software

Subsidiaries of the Company (continued)

Name of company	Country/place and date of incorporation/ operation	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
BOCI-Prudential Trustee Limited	Hong Kong 11 October 1999	Ordinary shares HK$300,000,000	41.10%	Trustee services
Champion Leader International Limited	Hong Kong 19 January 1998	Ordinary shares HK$2	100.00%	Club management
Che Hsing (Nominees) Limited	Hong Kong 23 April 1980	Ordinary shares HK$10,000	100.00%	Nominee services and investment holding
Chiyu Banking Corporation (Nominees) Limited	Hong Kong 3 November 1981	Ordinary shares HK$100,000	70.49%	Investment holding
Chung Chiat Company Limited	Hong Kong 9 April 1980	Ordinary shares HK$200	100.00%	Property holding and investment
Dwell Bay Limited	Hong Kong 19 December 1980	Ordinary shares HK$100,000	100.00%	Property holding and investment
Excellent Way Properties Limited	Hong Kong 17 December 1992	Ordinary shares HK$10,000	100.00%	Property holding and investment
Glister Company Limited	Hong Kong 26 March 2001	Ordinary shares HK$2	70.49%	Investment holding
Glory Cardinal Limited	Hong Kong 4 May 2001	Ordinary shares HK$2	70.49%	Investment holding
Grace Charter Limited	Hong Kong 4 May 2001	Ordinary shares HK$2	70.49%	Investment holding
G.Z.Y. Microfilm Technology (Shenzhen) Co., Ltd.	PRC 24 September 1993	Registered capital HK$40,000,000	100.00%	Microfilm services
Hua Chiao Commercial (Nominees) Limited	Hong Kong 28 October 1986	Ordinary shares HK$10,000	100.00%	Nominee services
Kincheng Finance (H.K.) Limited	Hong Kong 30 March 1979	Ordinary shares HK$225,000,000	100.00%	Loan financing

Subsidiaries of the Company (continued)

Name of company	Country/place and date of incorporation/ operation	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
Kincheng Investments & Developments (H.K.) Limited	Hong Kong 15 May 1981	Ordinary shares HK$6,000	100.00%	Property holding and investment
Kincheng (Nominees) Limited	Hong Kong 12 December 1980	Ordinary shares HK$100,000	100.00%	Nominee services
Kiu Nam Investment Corporation Limited	Hong Kong 9 November 1963	Ordinary shares HK$2,000,000	100.00%	Property holding and investment
Kwong Li Nam Investment Agency Limited	Hong Kong 25 May 1984	Ordinary shares HK$3,050,000	100.00%	Investment agency
Nan Song Company, Limited	Hong Kong 13 April 1965	Ordinary shares HK$1,000,000	100.00%	Property investment and investment holding
Nanyang Commercial Bank (Nominees) Limited	Hong Kong 22 August 1980	Ordinary shares HK$50,000	100.00%	Nominee services
Nanyang Commercial Bank Trustee Limited	Hong Kong 22 October 1976	Ordinary shares HK$3,000,000	100.00%	Trustee services
Nanyang Finance Company Limited	Hong Kong 16 March 1979	Ordinary shares HK$50,000,000	100.00%	Financial services
Pacific Trend Profits Corporation	British Virgin Islands 20 April 2001	Registered shares US$1	70.49%	Investment holding
Patson (HK) Limited	Hong Kong 18 August 1970	Ordinary shares HK$1,000,000	100.00%	Property investment
Perento Limited	Hong Kong 27 September 1983	Ordinary shares HK$10,000	100.00%	Property holding and investment
Po Hay Enterprises Limited	Hong Kong 2 October 1979	Ordinary shares HK$100,000	100.00%	Property holding and investment
Po Sang Financial Investment Services Company Limited	Hong Kong 23 September 1980	Ordinary shares HK$25,000,000	100.00%	Gold trading and investment holding

Subsidiaries of the Company (continued)

Name of company	Country/place and date of incorporation/ operation	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
Po Sang Futures Limited	Hong Kong 19 October 1993	Ordinary shares HK$25,000,000	100.00%	Commodities brokerage
Po Sang (Nominees) Limited	Hong Kong 29 April 1993	Ordinary shares HK$10,000	100.00%	Nominee services
Rams City (Nominees) Limited	Hong Kong 2 May 1986	Ordinary shares HK$2,000,000	100.00%	Nominee services and investment holding
Rams City Trustee Limited	Hong Kong 16 April 1981	Ordinary shares HK$14,300,000	100.00%	Trustee services
Sanicon Investment Limited	Hong Kong 24 January 2000	Ordinary shares HK$2	100.00%	Property holding and investment
Seng Sun Development Company, Limited	Hong Kong 11 December 1961	Ordinary shares HK$2,800,000	70.49%	Investment holding
Shenstone Limited	Hong Kong 4 September 1979	Ordinary shares HK$2	100.00%	Property holding and investment
Shenyin Storage (Shenzhen) Co., Ltd.	PRC 26 May 1993	Registered capital HK$40,000,000	100.00%	Storage services
Sin Chiao Enterprises Corporation, Limited	Hong Kong 13 September 1961	Ordinary shares HK$3,000,000	100.00%	Property holding and investment
Sin Hua Trustee Limited	Hong Kong 27 October 1978	Ordinary shares HK$3,000,000	100.00%	Trustee services
Sin Mei (Nominee) Limited	Hong Kong 27 April 1982	Ordinary shares HK$100,000	100.00%	Nominee services and investment holding
Sin Yeh Shing Company Limited	Hong Kong 28 November 1980	Ordinary shares HK$100,000	100.00%	Property holding and investment
Sino Information Services Company Limited	Hong Kong 11 February 1993	Ordinary shares HK$7,000,000	100.00%	Information services

Subsidiaries of the Company (continued)

Name of company	Country/place and date of incorporation/ operation	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
The China-South Sea (Nominees) Services Limited	Hong Kong 13 February 1981	Ordinary shares HK$100,000	100.00%	Nominee services
The China-South Sea Trustee Limited	Hong Kong 15 May 1979	Ordinary shares HK$3,000,000	100.00%	Trustee services
The China State (Nominees) Limited	Hong Kong 14 May 1982	Ordinary shares HK$100,000	100.00%	Nominee services and investment holding
The China State Trustee Limited	Hong Kong 17 July 1981	Ordinary shares HK$3,000,000	100.00%	Trustee services
Track Link Investment Limited	Hong Kong 8 February 1994	Ordinary shares HK$2	100.00%	Property holding and investment
Yien Yieh (Nominee) Limited	Hong Kong 26 June 2001	Ordinary shares HK$2,000	100.00%	Nominee services and investment holding

In this Annual Report, unless the context otherwise requires, the following terms shall have the meanings set out below:

Terms	Meanings
"ADR"	American Depositary Receipt
"ADS"	American Depositary Share
"ATM"	Automated Teller Machine
"Associate(s)"	has the meaning ascribed to "associate(s)" in the Listing Rules
"Board" or "Board of Directors"	the Board of Directors of the Company
"BOC"	Bank of China Limited (formerly known as Bank of China), a joint stock commercial bank with limited liability established under the laws of the PRC
"BOC (BVI)"	BOC Hong Kong (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of BOCHKG
"BOC Group Trustee"	BOC Group Trustee Company Limited, a company incorporated under the laws of Hong Kong, in which the Group and BOCI hold equity interests of 66% and 34% respectively
"BOC Insurance"	Bank of China Group Insurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOC Life"	BOC Group Life Assurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC Insurance
"BOC-CC"	BOC Credit Card (International) Limited, a company incorporated under the laws of Hong Kong and a wholly subsidiary of BOCHK
"BOCHK"	Bank of China (Hong Kong) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company
"BOCHK Charitable Foundation"	Bank of China (Hong Kong) Limited Charitable Foundation (formerly known as the "Bank of China Group Charitable Foundation"), a charitable foundation being established in July 1994
"BOCHKG"	BOC Hong Kong (Group) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOCI"	BOC International Holdings Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOCI-Prudential Manager"	BOCI-Prudential Asset Management Limited, a company incorporated under the laws of Hong Kong, in which BOCI Asset Management Limited, a wholly owned subsidiary of BOCI, and Prudential Corporation Holdings Limited hold equity interests of 64% and 36% respectively

Terms	Meanings
"BOCI-Prudential Trustee"	BOCI-Prudential Trustee Limited, a company incorporated under the laws of Hong Kong, in which BOC Group Trustee Company Limited and Prudential Corporation Holdings Limited hold equity interests of 64% and 36% respectively
"CAR"	Capital Adequacy Ratio, computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance
"CBS"	Corporate Banking Services
"Central SAFE"	Central SAFE Investments Limited (previously known as China SAFE Investments Ltd.)
"Chiyu"	Chiyu Banking Corporation Limited, a company incorporated under the laws of Hong Kong, in which BOCHK holds an equity interest of 70.49%
"Company"	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong
"GDP"	Gross Domestic Product
"Group"	the Company and its subsidiaries collectively referred as the Group
"HIBOR"	Hong Kong Interbank Offered Rate
"HKAS(s)"	Hong Kong Accounting Standard(s)
"HKAS-Int"	HKAS Interpretation
"HKFRS(s)"	Hong Kong Financial Reporting Standard(s)
"HKICPA"	Hong Kong Institute of Certified Public Accountants
"HKMA"	Hong Kong Monetary Authority
"Hong Kong" or "Hong Kong SAR"	Hong Kong Special Administrative Region
"Hua Chiao"	Hua Chiao Commercial Limited (in members' voluntary liquidation), a company incorporated under the laws of Hong Kong, in which BOC holds an equity interest of 93.64%
"IPO"	Initial Public Offering
"IT"	Information Technology
"LIBOR"	London Interbank Offered Rate
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited

Terms	Meanings
"The Mainland" or "Mainland China" or "The Mainland of China"	The mainland of the PRC
"MPF"	Mandatory Provident Fund
"MPF Schemes Ordinance"	the Mandatory Provident Fund Schemes Ordinance, Chapter 485 of the Laws of Hong Kong, as amended
"MSCI Index"	Morgan Stanley Capital International Index
"Nanyang"	Nanyang Commercial Bank, Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"ORSO schemes"	the Occupational Retirement Schemes under Occupational Retirement Schemes Ordinance, Chapter 426 of the Laws of Hong Kong
"PRC"	The People's Republic of China
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Share Option Scheme"	the Share Option Scheme conditionally approved and adopted by the shareholders of the Company on 10 July 2002
"Sharesave Plan"	the Sharesave Plan conditionally approved and adopted by the shareholders of the Company on 10 July 2002
"SME(s)"	Small and medium-sized enterprise(s)
"SSAP"	Statement of Standard Accounting Practice
"Stock Exchange" or "Stock Exchange of Hong Kong"	The Stock Exchange of Hong Kong Limited
"UK"	United Kingdom
"US" or "USA"	the United States of America
"VaR"	Value at Risk

BANK OF CHINA (HONG KONG) – BRANCH NETWORK

Hong Kong Island

Branch	Address	Telephone
Central & Western District		
Bank of China Tower Branch	1 Garden Road, Hong Kong	2826 6888
Sheung Wan Branch	252 Des Voeux Road Central, Hong Kong	2541 1601
Queen's Road West (Sheung Wan) Branch	2-12 Queen's Road West, Sheung Wan, Hong Kong	2815 6888
Connaught Road Central Branch	13-14 Connaught Road Central, Hong Kong	2841 0410
Central District Branch	2A Des Voeux Road Central, Hong Kong	2160 8888
Central District (Wing On House) Branch	71 Des Voeux Road Central, Hong Kong	2843 6111
Shek Tong Tsui Branch	534 Queen's Road West, Shek Tong Tsui, Hong Kong	2819 7277
Western District Branch	386-388 Des Voeux Road West, Hong Kong	2549 9828
Queen's Road Central Branch	81-83 Queen's Road Central, Hong Kong	2588 1288
Bonham Road Branch	63 Bonham Road, Hong Kong	2517 7066
IFC Wealth Management Centre	Shop 3001, Level 3, IFC Mall, 1 Harbour View Street, Central, Hong Kong	2523 8180
Kennedy Town Branch	Harbour View Garden, 2-2F Catchick Street, Kennedy Town, Hong Kong	2818 6162
Caine Road Branch	57 Caine Road, Hong Kong	2521 3318
First Street Branch	55A First Street, Sai Ying Pun, Hong Kong	2517 3399
United Centre Branch	Shop 1021, United Centre, 95 Queensway, Hong Kong	2861 1889
Wyndham Street Branch	1-3 Wyndham Street, Central, Hong Kong	2843 2888
Des Voeux Road West Branch	111-119 Des Voeux Road West, Hong Kong	2546 1134
Gilman Street Branch	136 Des Voeux Road Central, Hong Kong	2135 1123
Wan Chai District		
Pak Sha Road Branch	1 Pak Sha Road, Causeway Bay, Hong Kong	2882 1383
Gloucester Road Wealth Management Centre	Unit 3, G/F, Immigration Tower, 7 Gloucester Road, Wan Chai, Hong Kong	2511 8933
409 Hennessy Road Branch	409-415 Hennessy Road, Wan Chai, Hong Kong	2835 6118
Johnston Road Branch	152-158 Johnston Road, Wan Chai, Hong Kong	2574 8257
Harbour Road Branch	26 Harbour Road, Wan Chai, Hong Kong	2827 8407
Happy Valley Branch	11 King Kwong Street, Happy Valley, Hong Kong	2838 6668
Causeway Bay Branch	18 Percival Street, Causeway Bay, Hong Kong	2572 4273
Wan Chai (China Overseas Building) Branch	139 Hennessy Road, Wan Chai, Hong Kong	2529 0866
Wan Chai (Wu Chung House) Branch	213 Queen's Road East, Wan Chai, Hong Kong	2892 0909
Hennessy Road (Wan Chai) Branch	310-312 Hennessy Road, Wan Chai, Hong Kong	2923 5628
Wan Chai Road Branch	127-135 Wan Chai Road, Wan Chai, Hong Kong	2577 4862
Eastern District		
Siu Sai Wan Branch	Shop 19, Cheerful Garden, Siu Sai Wan, Hong Kong	2505 2399
Taikoo Shing Branch	Shop G1012, Yiu Sing Mansion, Taikoo Shing, Hong Kong	2886 0612
Taikoo Shing Branch Safe Box Service Centre	Shop G1006, Hoi Shing Mansion, Taikoo Shing, Hong Kong	2885 4582
North Point Branch	Roca Centre, 464 King's Road, North Point, Hong Kong	2811 8880
North Point (King's Centre) Branch	193-209 King's Road, North Point, Hong Kong	2286 2000
North Point (Hang Ying Building) Branch	Shop B1, 318-328 King's Road, North Point, Hong Kong	2887 1199
North Point (Kiu Fai Mansion) Branch	413-415 King's Road, North Point, Hong Kong	2562 6108
Sai Wan Ho Branch	142-146 Shau Kei Wan Road, Sai Wan Ho, Hong Kong	2886 3344
Heng Fa Chuen Branch	Shop 205-208, East Wing Shopping Centre, Heng Fa Chuen, Chai Wan, Hong Kong	2897 1131
Kam Wa Street Branch	3 Kam Wa Street, Shau Kei Wan, Hong Kong	2885 9311
City Garden Branch	233 Electric Road, North Point, Hong Kong	2571 2878
King's Road Branch	131-133 King's Road, North Point, Hong Kong	2887 0282
Chai Wan Branch	Block B, Walton Estate, 341-343 Chai Wan Road, Chai Wan, Hong Kong	2558 6433
Chai Wan Branch Safe Box Service Centre	27 Gold Mine Building, 345 Chai Wan Road, Chai Wan, Hong Kong	2557 0248
Healthy Village Branch	Shop 1&2, Healthy Village Phase II, 668 King's Road, North Point, Hong Kong	2563 2278
Sheung On Street Branch	77 Sheung On Street, Chai Wan, Hong Kong	2897 0923

Branch	Address	Telephone
Aldrich Garden Branch	Shop 58, Aldrich Garden, Shau Kei Wan, Hong Kong	3196 4956
Shau Kei Wan (Po Man Building) Branch	260-262 Shau Kei Wan Road, Shau Kei Wan, Hong Kong	2568 5211
Wan Tsui Road Branch	4 Lin Shing Road, Chai Wan, Hong Kong	2557 3283
Quarry Bay Branch	Parkvale, 1060 King's Road, Quarry Bay, Hong Kong	2564 0333
Southern District		
Tin Wan Branch	2-12 Ka Wo Street, Tin Wan, Hong Kong	2553 0135
Stanley Branch	Shop 401, Shopping Centre, Stanley Plaza, Hong Kong	2813 2290
Aberdeen Branch	25 Wu Pak Street, Aberdeen, Hong Kong	2553 4165
South Horizons Branch	G38, West Centre Marina Square, South Horizons, Ap Lei Chau, Hong Kong	2580 0345
South Horizons Branch Safe Box Service Centre	Shop 118, Marina Square East Centre, Ap Lei Chau, Hong Kong	2555 7477
Wah Kwai Estate Branch	Shop 17, Shopping Centre, Wah Kwai Estate, Hong Kong	2550 2298
Wong Chuk Hang Road Branch	40 Wong Chuk Hang Road, Hong Kong	2814 8272
Chi Fu Landmark Branch	Shop 510, Chi Fu Landmark, Pok Fu Lam, Hong Kong	2551 2282
Ap Lei Chau Branch	13-15 Wai Fung Street, Ap Lei Chau, Hong Kong	2554 6487

Kowloon

Branch	Address	Telephone
Kowloon City District		
Prince Edward Road (Kowloon City) Branch	382-384 Prince Edward Road, Kowloon City, Kowloon	2926 6038
To Kwa Wan Branch	80N To Kwa Wan Road, To Kwa Wan, Kowloon	2364 4344
Pak Tai Street Branch	4-6 Pak Tai Street, To Kwa Wan, Kowloon	2760 7773
Hunghom Commercial Centre Branch	37-39 Ma Tau Wai Road, Hung Hom, Kowloon	2363 9217
Hung Hom (Eldex Industrial Building) Branch	21 Ma Tau Wai Road, Hung Hom, Kowloon	2764 8363
OUHK Branch	The Open University of Hong Kong, 30 Good Shepherd Street, Ho Man Tin, Kowloon	2760 9099
Ma Tau Kok Road Branch	39-45 Ma Tau Kok Road, To Kwa Wan, Kowloon	2714 9118
Ma Tau Wai Road Branch	47-49 Ma Tau Wai Road, Hung Hom, Kowloon	2926 5123
Site 11 Whampoa Garden Branch	Shop G6, Site 11, Whampoa Garden, Hung Hom, Kowloon	2363 3982
Whampoa Garden Branch	Shop G8B, Site 1, Whampoa Garden, Hung Hom, Kowloon	2764 7233
Nga Tsin Wai Road Branch	25 Nga Tsin Wai Road, Kowloon City, Kowloon	2383 2316
Waterloo Road Branch	Shop A2, Man Kee Mansion, 86 Waterloo Road, Kowloon	2363 9231
Wong Tai Sin District		
Tai Yau Street Branch	35 Tai Yau Street, San Po Kong, Kowloon	2328 0087
Chuk Yuen Estate Branch	Shop S1, Chuk Yuen Shopping Centre, Chuk Yuen South Estate, Kowloon	2325 5261
Choi Hung Branch	19 Clear Water Bay Road, Ngau Chi Wan, Kowloon	2327 0271
Choi Hung Road Branch	58-68 Choi Hung Road, San Po Kong, Kowloon	2927 6111
Choi Wan Estate Branch	A3-18 Commercial Complex, Choi Wan Estate, Kowloon	2754 5911
Wong Tai Sin Branch	Shop G1, Wong Tai Sin Shopping Centre, Wong Tai Sin, Kowloon	2327 8147
San Po Kong (Wing Lok Building) Branch	28-34 Tseuk Luk Street, San Po Kong, Kowloon	2328 7915
Yuk Wah Street Branch	46-48 Yuk Wah Street, Tsz Wan Shan, Kowloon	2927 6655
Fung Tak Road Branch	5-11 Fung Tak Road, Tsz Wan Shan, Kowloon	2927 6333
Lok Fu Branch	Shop 2, Lok Fu Shopping Centre II, Lok Fu, Kowloon	2337 0271
Sheung Fung Street Branch	66-68 Sheung Fung Street, Tsz Wan Shan, Kowloon	2327 8118
Diamond Hill Branch	G107 Plaza Hollywood, Diamond Hill, Kowloon	2955 5088

BANK OF CHINA (HONG KONG) – BRANCH NETWORK (continued)

Branch	Address	Telephone
Kwun Tong District		
Kowloon Bay Wealth Management Centre	Shop 2, Telford House, 16 Wang Hoi Road, Kowloon Bay, Kowloon	2759 9339
Kowloon Bay Branch	17 Wang Hoi Road, Kowloon Bay, Kowloon	2331 3783
Ngau Tau Kok (Garden Estate) Branch	Shop 6, Lotus Tower 2, Kwun Tong Garden Estate, 297 Ngau Tau Kok Road, Ngau Tau Kok, Kowloon	2763 5456
169 Ngau Tau Kok Road Branch	169 Ngau Tau Kok Road, Ngau Tau Kok, Kowloon	2750 7311
177 Ngau Tau Kok Road Branch	177 Ngau Tau Kok Road, Ngau Tau Kok, Kowloon	2927 4321
Ping Tin Estate Branch	Shop 225, 2/F, Ping Tin Shopping Centre, Lam Tin, Kowloon	2927 7828
Wang Kwun Road Branch	Unit G1, Nan Fung Commercial Centre, Wang Kwun Road, Kowloon Bay, Kowloon	2755 0268
Sau Mau Ping Branch	Shop 214, Sau Mau Ping Shopping Centre, Sau Mau Ping, Kowloon	2772 0028
Hip Wo Street Branch	195-197 Hip Wo Street, Kwun Tong, Kowloon	2345 0102
Ting Fu Street Branch	11-13 Ting Fu Street, Ngau Tau Kok, Kowloon	2756 4621
Yau Tong Branch	Shop G1-G27, Ka Fu Arcade, Yau Tong Centre, Kowloon	2349 9191
Hoi Yuen Road Branch	55 Hoi Yuen Road, Kwun Tong, Kowloon	2763 2127
Tsui Ping Estate Branch	Shop 116, 1/F, Shopping Circuit, Tsui Ping Estate, Kwun Tong, Kowloon	2345 3238
26 Fu Yan Street Branch	26-32 Fu Yan Street, Kwun Tong, Kowloon	2342 5262
95 Fu Yan Street Branch	95 Fu Yan Street, Kwun Tong, Kowloon	2343 4141
Telford Gardens Branch	Shop P20, Telford Gardens, Kowloon Bay, Kowloon	2796 1551
Lam Tin Branch	Shop 12, 49 Kai Tin Road, Lam Tin, Kowloon	2347 1456
Kwun Tong Branch	20-24 Yue Man Square, Kwun Tong, Kowloon	2344 4116
Ngau Tau Kok Road (Kwun Tong) Branch	327 Ngau Tau Kok Road, Kwun Tong, Kowloon	2389 3301
Kwun Tong Plaza Branch	G1 Kwun Tong Plaza, 68 Hoi Yuen Road, Kwun Tong, Kowloon	2342 4295
Yau Tsim Mong District		
Tai Kok Tsui Branch	73-77 Tai Kok Tsui Road, Tai Kok Tsui, Kowloon	2395 3269
Shan Tung Street Branch	42-48 Shan Tung Street, Mong Kok, Kowloon	2332 5461
Shanghai Street (Prince Edward) Branch	689-693 Shanghai Street, Mong Kok, Kowloon	2391 0502
Prince Edward Branch	774 Nathan Road, Kowloon	2399 3000
Tsim Sha Tsui Branch	24-28 Carnarvon Road, Tsim Sha Tsui, Kowloon	2721 6242
Tsim Sha Tsui East Branch	Shop G02-03, Inter-Continental Plaza, 94 Granville Road, Tsim Sha Tsui, Kowloon	2739 0308
Jordan Branch	328-330 Nathan Road, Kowloon	2928 6111
Jordan Road Branch	1/F, Sino Cheer Plaza, 23-29 Jordan Road, Kowloon	2730 0883
Shanghai Street (Mong Kok) Branch	611-617 Shanghai Street, Mong Kok, Kowloon	2394 4181
Mong Kok Branch	589 Nathan Road, Mong Kok, Kowloon	2332 0111
Prince Edward Road West (Mong Kok) Branch	116-118 Prince Edward Road West, Mong Kok, Kowloon	2928 4138
Mong Kok Road Branch	50-52 Mong Kok Road, Mong Kok, Kowloon	2395 3263
Mong Kok (Silvercorp Int'l Tower) Branch	Shop B, 707-713 Nathan Road, Mong Kok, Kowloon	2391 6677
Mong Kok (President Commercial Centre) Branch	608 Nathan Road, Mong Kok, Kowloon	2384 7191
Shanghai Street (Yau Ma Tei) Branch	364-366 Shanghai Street, Yau Ma Tei, Kowloon	2782 2071
Yau Ma Tei Branch	471 Nathan Road, Yau Ma Tei, Kowloon	2780 2307
Kimberley Road Branch	37 Kimberley Road, Tsim Sha Tsui, Kowloon	2739 1886
Cameron Road Wealth Management Centre	30 Cameron Road, Tsim Sha Tsui, Kowloon	2312 0010
Humphrey's Avenue Branch	4-4A Humphrey's Avenue, Tsim Sha Tsui, Kowloon	2311 3822
Olympian City Branch	Shop 133, 1/F, Olympian City 2, 18 Hoi Ting Road, Kowloon	2749 2110
Fuk Tsun Street Branch	32-40 Fuk Tsun Street, Tai Kok Tsui, Kowloon	2391 8468
Canton Road Branch	60 Canton Road, Tsim Sha Tsui, Kowloon	2730 0688
Lock Road Branch	19 Lock Road, Tsim Sha Tsui, Kowloon	2367 6164

Branch	Address	Telephone
Sham Shui Po District		
Kowloon Plaza Branch	Unit 1, Kowloon Plaza, 485 Castle Peak Road, Kowloon	2370 8928
Festival Walk Branch	Unit LG256, Festival Walk, Kowloon Tong, Kowloon	2265 7288
Yu Chau Street Branch	42-46 Yu Chau Street, Sham Shui Po, Kowloon	2397 1123
Dragon Centre Branch	Shop 206A, Dragon Centre, 37K Yen Chow Street, Sham Shui Po, Kowloon	2788 3238
Lei Cheng Uk Estate Branch	Shop 108, Lei Cheng Uk Commercial Centre, Lei Cheng Uk Estate, Kowloon	2729 8251
Castle Peak Road (Cheung Sha Wan) Branch	365-371 Castle Peak Road, Cheung Sha Wan, Kowloon	2728 3311
108 Cheung Sha Wan Road Branch	108 Cheung Sha Wan Road, Sham Shui Po, Kowloon	2779 0157
194 Cheung Sha Wan Road Branch	194-196 Cheung Sha Wan Road, Sham Shui Po, Kowloon	2728 9389
Cheung Sha Wan Plaza Branch	Shop G08, Cheung Sha Wan Plaza, 833 Cheung Sha Wan Road, Kowloon	2745 7088
248 Castle Peak Road Branch	244-248 Castle Peak Road, Cheung Sha Wan, Kowloon	2386 1233
412 Castle Peak Road Branch	412-420 Castle Peak Road, Cheung Sha Wan, Kowloon	2743 8010
223 Nam Cheong Street Branch	223 Nam Cheong Street, Sham Shui Po, Kowloon	2928 2088
Stage 2 Mei Foo Sun Chuen Branch	19 Glee Path, Mei Foo Sun Chuen, Kowloon	2370 8382
Mei Foo VIP Centre	Shop N47-49, Mount Sterling Mall, Mei Foo Sun Chuen, Kowloon	2742 8003
Mei Foo Mount Sterling Mall Branch	17-B Mount Sterling Mall, Mei Foo Sun Chuen, Kowloon	2742 6611
Lai Chi Kok (Hong Kong Industrial Centre) Branch	A2, G/F, Hong Kong Industrial Centre, 491 Castle Peak Road, Kowloon	2745 1491
Lai Chi Kok Road Branch	282-284 Lai Chi Kok Road, Sham Shui Po, Kowloon	2728 7216
Sham Shui Po Branch	207-211 Nam Cheong Street, Sham Shui Po, Kowloon	2777 0171
Sham Shui Po (On Ning Building) Branch	147-149 Castle Peak Road, Sham Shui Po, Kowloon	2708 3678

New Territories & Outlying Islands

Branch	Address	Telephone
Sha Tin District		
Jat Min Chuen Branch	Shop 1, G/F, Ming Yiu Lau, Jat Min Chuen, Sha Tin, New Territories	2647 8784
41 Tai Wai Road Branch	41-45 Tai Wai Road, Sha Tin, New Territories	2929 4288
74 Tai Wai Road Branch	74-76 Tai Wai Road, Sha Tin, New Territories	2699 9523
Fo Tan Branch	No 2, 1/F, Shatin Galleria, 18-24 Shan Mei Street, Fo Tan, New Territories	2691 7193
Lucky Plaza Branch	Lucky Plaza, Wang Pok Street, Sha Tin, New Territories	2605 6556
City One Sha Tin Branch	Shop A, 16-20 Ngan Shing Commercial Centre, City One, Sha Tin, New Territories	2648 8083
Sha Tin VIP Centre	Shop 18, L1, Shatin Plaza, Sha Tin, New Territories	2688 7668
Sha Kok Estate Branch	Shop 39, Sha Kok Shopping Centre, Sha Kok Estate, Sha Tin, New Territories	2648 0302
Heng On Estate Branch	Shop 203, Commercial Centre, Heng On Estate, Ma On Shan, New Territories	2642 0111
Ma On Shan Centre Branch	Shop A2, G/F, Ma On Shan Centre, Sai Sha Road, Ma On Shan, New Territories	2631 0063
Lung Hang Estate Branch	103 Lung Hang Commercial Centre, Sha Tin, New Territories	2605 8618
New Town Plaza Branch	Shop 608, Level 6 Phase One, New Town Plaza, Sha Tin, New Territories	2606 6163
Sunshine City Branch	Shop 16, Blocks C & D, Sunshine City, Ma On Shan, New Territories	2631 1011
Lek Yuen Branch	No 1, Fook Hoi House, Lek Yuen Estate, Sha Tin, New Territories	2605 3021
Tai Po District		
Tai Kwong Lane Branch	16-22 Tai Kwong Lane, Tai Po Market, New Territories	2652 2133
Tai Po Branch	68-70 Po Heung Street, Tai Po Market, New Territories	2657 2121
Tai Po Plaza Branch	Unit 4, Level 1 Tai Po Plaza, 1 On Tai Road, Tai Po, New Territories	2665 5890
On Chee Road Branch	Shop 10-11, Jade Plaza, 3 On Chee Road, Tai Po, New Territories	2665 1966
Fu Heng Estate Branch	Shop 1-2, Fu Heng Shopping Centre, Tai Po, New Territories	2661 6278
Fu Shin Estate Branch	Shop G11, Fu Shin Shopping Centre, Tai Po, New Territories	2663 2788
Kwong Fuk Road Branch	40-50 Kwong Fuk Road, Tai Po Market, New Territories	2658 2268

BANK OF CHINA (HONG KONG) – BRANCH NETWORK (continued)

Branch	Address	Telephone
Sai Kung District		
Sai Kung Branch	7-11 Wan King Path, Sai Kung, New Territories	2792 1465
East Point City Branch	Shop 187A, East Point City, Tseung Kwan O, New Territories	2628 7238
Hau Tak Estate Branch	Shop 7, Hau Tak Shopping Centre, Tseung Kwan O, New Territories	2703 5203
HKUST Branch	The Hong Kong University of Science & Technology, Clear Water Bay Road, New Territories	2358 2345
Tseung Kwan O Plaza Branch	Shop 112-125, Level 1, Tseung Kwan O Plaza, Tseung Kwan O, New Territories	2702 0282
Po Lam Estate Branch	Shop 207, Po Lam Shopping Centre, Po Lam Estate, Tseung Kwan O, New Territories	2701 4962
Tsuen Wan District		
Tai Wo Hau Branch	5-9 Tai Ha Street, Tai Wo Hau, Tsuen Wan, New Territories	2429 0304
407 Castle Peak Road Branch	407-411 Castle Peak Road, Tsuen Wan, New Territories	2920 3211
Clague Garden Branch	Shop 1-3, Commercial Complex, Clague Garden Estate, 24 Hoi Shing Road, Tsuen Wan, New Territories	2412 2202
Tsuen Wan Branch	297-299 Sha Tsui Road, Tsuen Wan, New Territories	2411 1321
Castle Peak Road (Tsuen Wan) Wealth Management Centre	167 Castle Peak Road, Tsuen Wan, New Territories	2406 9932
Castle Peak Road (Tsuen Wan) Branch	201-207 Castle Peak Road, Tsuen Wan, New Territories	2416 6577
Tsuen Wan VIP Centre	31-33 Chung On Street, Tsuen Wan, New Territories	2406 8908
Sham Tseng Branch	Shop G1 & G2, Rhine Garden, Sham Tseng, New Territories	2491 0038
Fuk Loi Estate Branch	129-135 Sha Tsui Road, Tsuen Wan, New Territories	2499 0755
Texaco Road Branch	Shop A112, East Asia Gardens, 36 Texaco Road, Tsuen Wan, New Territories	2414 4287
Kwai Tsing District		
Ha Kwai Chung Branch	192-194 Hing Fong Road, Kwai Chung, New Territories	2424 9823
Sheung Kwai Chung Branch	7-11 Shek Yi Road, Sheung Kwai Chung, New Territories	2480 6161
Cheung Hong Estate Branch	201-202 Commercial Centre No 2, Cheung Hong Estate, Tsing Yi Island, New Territories	2497 7718
Cheung Fat Estate Branch	Shop 317, Cheung Fat Shopping Centre, Tsing Yi Island, New Territories	2433 1689
Cheung Hong Estate Commercial Centre Branch	2 G/F, Commercial Centre, Cheung Hong Estate, Tsing Yi Island, New Territories	2497 0325
Maritime Square Branch	Shop 115, Maritime Square, Tsing Yi Island, New Territories	2436 9298
Lei Muk Shue Branch	Shop 22, Lei Muk Shue Shopping Centre, Kwai Chung, New Territories	2428 5731
Metroplaza Branch	Shop 260-265, Metroplaza, 223 Hing Fong Road, Kwai Chung, New Territories	2420 2686
Kwai Cheong Road Branch	40 Kwai Cheong Road, Kwai Chung, New Territories	2480 3311
Kwai Chung Branch	432-436 Castle Peak Road, Kwai Chung, New Territories	2410 9133
Kwai Chung Road Branch	1009 Kwai Chung Road, Kwai Chung, New Territories	2424 3021
Kwai Chung Plaza Branch	A18-20, G/F, Kwai Chung Plaza, 7-11 Kwai Foo Road, Kwai Chung, New Territories	2920 2468
Tuen Mun District		
Tuen Mun Town Plaza Branch	Shop 2, Tuen Mun Town Plaza Phase II, Tuen Mun, New Territories	2450 8877
Tuen Mun Fa Yuen Branch	Shop G & H, 6 Tsing Hoi Circuit, Tuen Mun, New Territories	2458 1033
Tuen Mun San Hui Branch	G13-G14 Eldo Court, Heung Sze Wui Road, Tuen Mun, New Territories	2457 3501
Siu Hong Court Branch	226 Commercial Centre, Siu Hong Court, Tuen Mun, New Territories	2466 6703
Leung King Estate Branch	Shop 211, Leung King Shopping Centre, Tuen Mun, New Territories	2463 3855
Kin Wing Street Branch	24-30 Kin Wing Street, Tuen Mun, New Territories	2465 2212
Venice Gardens Branch	Shop13-15, G/F, Venice Gardens, Leung Tak Street, Tuen Mun, New Territories	2455 1288
Butterfly Estate Branch	Shop 127-134, Tip Ling House, Butterfly Estate, Tuen Mun, New Territories	2920 5188

Branch	Address	Telephone
Yuen Long District		
Tai Tong Road Branch	Shop A135, 1/F, Hop Yick Plaza, 23 Tai Tong Road, Yuen Long, New Territories	2479 2113
Yuen Long Branch	102-108 Castle Peak Road, Yuen Long, New Territories	2474 2211
Castle Peak Road (Yuen Long) Branch	162 Castle Peak Road, Yuen Long, New Territories	2476 2193
Yuen Long (Hang Fat Mansion) Branch	8-18 Castle Peak Road, Yuen Long, New Territories	2475 3777
Tin Shui Estate Branch	Shop 108-109, Tin Shui Shopping Centre, Tin Shui Wai, New Territories	2445 8728
Kau Yuk Road Branch	18-24 Kau Yuk Road, Yuen Long, New Territories	2473 2833
Kingswood Villas Branch	A189 Kingswood Richly Plaza, Tin Shui Wai, New Territories	2448 3313
Kingswood Ginza Branch	Shop G73, Phase 1 Kingswood Ginza, Tin Shui Wai, New Territories	2616 4233
North District		
Sheung Shui Branch	61 San Fung Avenue, Sheung Shui, New Territories	2671 0155
Sheung Shui VIP Centre	33 San Fung Avenue, Sheung Shui, New Territories	2639 9233
Landmark North Branch	Shop 351, Landmark North, Sheung Shui, New Territories	2670 3131
Sha Tau Kok Branch	Block 16-18, Sha Tau Kok Chuen, Sha Tau Kok, New Territories	2674 4011
Flora Plaza Branch	Shop 28, Flora Plaza, 88 Pak Wo Road, Fanling, New Territories	2675 6683
Fanling Centre Branch	Shop 2D-E & H, Fanling Centre, Fanling, New Territories	2669 7899
Choi Yuen Estate Branch	Shop 4, F3 level, Commercial Centre, Choi Yuen Estate, Sheung Shui, New Territories	2671 6783
136 San Fung Ave Branch	136 San Fung Avenue, Sheung Shui, New Territories	2670 6138
Luen Wo Market Branch	17-19 Wo Fung Street, Luen Wo Market, Fanling, New Territories	2675 5113
Luen Shing Street Branch	Shop B, 10-16 Luen Shing Street, Luen Wo Market, Fanling, New Territories	2675 6113
Outlying Island District		
Cheung Chau Branch	53-55 Tai Sun Street, Cheung Chau, New Territories	2981 0021
Hong Kong International Airport Branch	Unit 7T075, Passenger Terminal Building, Hong Kong International Airport	2326 1883

Mainland Branches

Branch	Address	Telephone
Shenzhen Branch	G/F, The Kwangtung Provincial Bank Building, 1013 Ren Min Nan Road, Shenzhen, China	(86-755) 8233 0230
Shenzhen Baoan Sub-Branch	108 Xushida Garden, Xin An Si Road, Baoan District, Shenzhen, China	(86-755) 2785 3302
Shenzhen Futian Sub-Branch	1/F, Shen Ye Garden Club House, Caitian Road, Shenzhen, China	(86-755) 8294 2929
Shantou Branch	G/F, 3 Yingbin Road, Shantou, China	(86-754) 826 8266
Shanghai Branch	Room A103-A107, Tomorrow Square, 389 Nanjing West Road, Shanghai, China	(86-21) 2306 9090
Qingdao Branch	G/F, 6 Yun Xiao Road, Qingdao, China	(86-532) 8573 2828

Corporate Banking & Financial Institutions Department

Centre/Division	Address	Telephone
Financial Institutions Division	33/F, Bank of China Tower, 1 Garden Road, Hong Kong	2826 6888
Corporate Division	10/F, Bank of China Tower, 1 Garden Road, Hong Kong	2826 6888
Small & Medium Enterprises Division	9/F, Bank of China Tower, 1 Garden Road, Hong Kong	2826 6888
Commercial Division	9/F, Bank of China Tower, 1 Garden Road, Hong Kong	2826 6888
Hong Kong East Commercial Centre	2-3/F, Eastern Commercial Centre, 393-407 Hennessy Road, Wan Chai, Hong Kong	2833 8790

Corporate Banking & Financial Institutions Department (continued)

Centre/Division	Address	Telephone
Kowloon East Commercial Centre	Room 607-610, 6/F, Telford House, 16 Wang Hoi Road, Kowloon Bay, Kowloon	3406 7300
Kowloon East Commercial Centre San Po Kong Office	Room 601, 6/F, Stelux House, 698 Prince Edward Road East, San Po Kong, Kowloon	2263 4900
Kowloon East Commercial Centre Hung Hom Office	Room 507, Block A, Hung Hom Commercial Centre, 37-39 Ma Tau Wai Road, Kowloon	2197 0188
Kowloon West Commercial Centre	3/F-7/F & 9/F, 589 Nathan Road, The Kwangtung Provincial Bank Bldg., Mongkok, Kowloon	3412 1688
New Territories East Commercial Centre	4/F, 68-70 Po Heung Street, Tai Po Market, New Territories	2654 3222
New Territories East Commercial Centre Fo Tan Office	Room 8-11, 14/F, Shatin Galleria, 8-24 Shan Mei Street, Fo Tan, Shatin, New Territories	2687 5665
New Territories West Commercial Centre	Room 1720-1724, Nan Fung Centre, 264-298 Castle Peak Road, Tsuen Wan, New Territories	3412 7288
New Territories West Commercial Centre Yuen Long Office	4/F, The Kwangtung Provincial Bank Building, 102-108 Castle Peak Road, Yuen Long, New Territories	2442 8783
Trade Services Centre	3/F-10/F, Bank of China Centre, Olympian City, 11 Hoi Fai Road, Kowloon	3198 3388

NANYANG COMMERCIAL BANK – BRANCH NETWORK

Branch	Address	Telephone
Head Office	151 Des Voeux Road, Central, Hong Kong	2852 0888
Hong Kong Island		
Western Branch	128 Bonham Strand East, Sheung Wan, Hong Kong	2851 1100
Causeway Bay Branch	472 Hennessy Road, Causeway Bay, Hong Kong	2832 9888
Happy Valley Branch	29 Wong Nei Chung Road, Happy Valley, Hong Kong	2893 3383
Kennedy Town Branch	86 Belcher's Street, Kennedy Town, Hong Kong	2817 1946
Quarry Bay Branch	1014 King's Road, Quarry Bay, Hong Kong	2563 2286
Des Voeux Rd, West Branch	334 Des Voeux Road West, Hong Kong	2540 4532
Aberdeen Branch	171 Aberdeen Main Road, Aberdeen, Hong Kong	2553 4115
North Point Branch	351 King's Road, North Point, Hong Kong	2566 8116
Sheung Wan Branch	21 Connaught Road West, Sheung Wan, Hong Kong	2559 0888
Sai Wan Ho Branch	63 Shaukeiwan Road, Sai Wan Ho, Hong Kong	2567 0315
Wanchai Branch	123 Johnston Road, Wanchai, Hong Kong	2574 8118
Causeway Centre Branch	Shop 16, Causeway Centre, 28 Harbour Road, Wanchai, Hong Kong	2827 6338
Central District Branch	56-58 Wellington Street, Central, Hong Kong	2522 5011
Sunning Road Branch	8 Sunning Road, Causeway Bay, Hong Kong	2882 7668
Kowloon		
Mongkok Branch	727 Nathan Road, Mongkok, Kowloon	2394 8206
Yaumati Branch	309 Nathan Road, Yaumati, Kowloon	2782 9888
Ferry Point Branch	Shops D-F, G/F, Best-O-Best Commercial Centre, 32-36 Ferry Street, Yaumati, Kowloon	2332 0738
Homantin Branch	71A Waterloo Road, Homantin, Kowloon	2715 7518
Nathan Road Branch	570 Nathan Road, Mongkok, Kowloon	2780 0166
Laichikok Road Branch	236 Laichikok Road, Shamshuipo, Kowloon	2396 4164
Jordan Road Branch	20 Jordan Road, Yaumati, Kowloon	2735 3301
Tokwawan Branch	62 Tokwawan Road, Kowloon	2764 6666
Kwun Tong Branch	410 Kwun Tong Road, Kowloon	2389 6266
Tsimshatsui Branch	Shop A, 1/F, HK Pacific Centre, 28 Hankow Road, Tsimshatsui, Kowloon	2376 3988
Hunghom Branch	69A Wuhu Street, Hunghom, Kowloon	2362 2301
Shamshuipo Branch	198-200 Tai Po Road, Shamshuipo, Kowloon	2777 0147
Tsun Yip Street Branch	48 Tsun Yip Street, Kwun Tong, Kowloon	2790 6688
Peninsula Centre Branch	Shop G48 Peninsula Centre 67, Mody Road, Tsim Sha Tsui, Kowloon	2722 0823
San Po Kong Branch	41-45, Yin Hing Street, San Po Kong, Kowloon	2328 5555
Kowloon City Branch	86 Nga Tsin Wai Road, Kowloon City, Kowloon	2716 6033
Laguna City Branch	Shop No. 26, Phase 1 Laguna City, Cha Kwo Ling Road, Kowloon	2772 3336
New Territories		
Kwai Chung Branch	100 Lei Muk Road, Kwai Chung, New Territories	2480 1118
Tai Po Branch	Shop No. 11, Ground Floor, Treasure Garden, 1 On Chee Road, Tai Po, New Territories	2656 5201
Yuen Long Branch	G/F, Tung Yik Building Tai Tong Road, Yuen Long, New Territories	2479 0231
Ha Kwai Chung Branch	180 Hing Fong Road, Kwai Chung, New Territories	2429 4242

Branch	Address	Telephone
Tsuen Wan Branch	78 Chung On Street, Tsuen Wan, New Territories	2492 0243
Sheung Shui Branch	31 Fu Hing Street, Sheung Shui, New Territories	2679 4333
Tuen Mun Branch	Forward Mansion, Yan Ching Circuit, Tuen Mun, New Territories	2459 8181
Shatin Branch	Shop 7-8, Lucky Plaza, Shatin, New Territories	2605 9188
Luk Yeung Sun Chuen Branch	P2A-C, 1/F, Luk Yeung Galleria, 22-26 Wai Tsuen Road, Tsuen Wan, New Territories	2498 4411
Sai Kung Branch	Shop 11-12, Sai Kung Garden, Man Nin Street, New Territories	2791 1122
The Mainland of China		
Shenzhen Branch	Nanyang Mansion, 2002 Kin Chit Road, Shenzhen, China	(86-755) 2515 6333
Shenzhen Shekou Sub-Branch	Shekou Finance Centre, Taizi Road, Shenzhen, China	(86-755) 2682 8788
Haikou Branch	Room 702-703, 7/F, Haikou Nanyang Building, 81 Bin Hai Avenue, Haikou, Hainan Province, China	(86-898) 6851 2538
Guangzhou Branch	4/F, CITIC Plaza, 233 Tianhe North Road, Guangzhou, China	(86-20) 3891 2668
Dalian Branch	1/F, Li Yuan Mansion, 16-18 Mingze Street, Dalian, Liaoning Province, China	(86-411) 8282 3636
Beijing Branch	Level 1A, Regent Court, No. 88, Jian Guo Men Wai Da Jie, Beijing, China	(86-10) 6568 4728
Overseas		
San Francisco Branch	31/F, 50 California Street, San Francisco, CA94111, USA	(1-415) 398 8866

CHIYU BANKING CORPORATION – BRANCH NETWORK

Branch	Address	Telephone
Head Office	78, Des Voeux Road Central, Hong Kong	2843 0111
Hong Kong Island		
North Point Branch	390-394 King's Road, North Point, Hong Kong	2570 6381
Wanchai Branch	325 Hennessy Road, Wanchai, Hong Kong	2572 2823
Sheung Wan Branch	22-24 Bonham Strand West, Hong Kong	2544 1678
Western Branch	443 Queen's Road West, Hong Kong	2548 2298
Quarry Bay Branch	997 King's Road, Quarry Bay, Hong Kong	2811 3131
Kowloon		
Hung Hom Branch	23-25 Gillies Avenue, Hung Hom, Kowloon	2362 0051
Kwun Tong Branch	42-44 Mut Wah Street, Kwun Tong, Kowloon	2343 4174
Sham Shui Po Branch	235-237 Laichikok Road, Kowloon	2789 8668
San Po Kong Branch	61-63 Hong Keung Street, San Po Kong, Kowloon	2328 5691
Yau Ma Tei Branch	117-119 Shanghai Street, Yaumatei, Kowloon	2332 2533
Castle Peak Road Branch	226-228 Castle Peak Road, Kowloon	2720 5187
Kowloon Bay Branch	Shop No.10, G/F, Kai Lok House, Kai Yip Estate, Kowloon Bay, Kowloon	2796 8968
Tokwawan Branch	G/F, Shop No.11-13, 78 Tokwawan Road, Kowloon	2765 6118
Tsz Wan Shan Branch	Shop 202, 2/F, Tsz Wan Shan Shopping Centre, 23 Yuk Wah Street, Tsz Wan Shan, Kowloon	2322 3313
New Territories		
Tuen Mun Yau Oi Estate Branch	Shop No.103-104, G/F, Restaurant Block, Yau Oi Estate, Tuen Mun, New Territories	2452 3666
Kwai Hing Estate Branch	Shop No.1, G/F, Hing Yat House, Kwai Hing Estate, Kwai Chung, New Territories	2487 3332
Tai Po Tai Wo Estate Branch	Shop No.112-114, G/F, On Wo House, Tai Wo Estate, Tai Po, New Territories	2656 3386
Belvedere Garden Branch	Shop No. 5A, G/F, Belvedere Square, Tsuen Wan, New Territories	2411 6789
Tsuen Wan Branch	Shop 1 & 1d, Level 2, Discovery Park Commercial Centre, Tsuen Wan, New Territories	2413 8111
Shatin Sui Wo Court Branch	Shop No. F7, Commercial Centre, Sui Wo Court, Shatin, New Territories	2601 5888
Ma On Shan Branch	Shop 313, Level 3, Ma On Shan Plaza, Bayshore Tower, Ma On Shan, New Territories	2640 0733
Sheung Tak Estate Branch	Shop No.238, Sheung Tak Shopping Centre, Sheung Tak Estate, Tseung Kwan O, New Territories	2178 2278
The Mainland of China		
Xiamen Branch	1/F, 859 Xiahe Road, Xiamen, Fujian Province, China	(86-592)5851 691
Fuzhou Branch	1/F, International Bldg., 210 Wusi Road, Fuzhou Fujian Province, China	(86-591)8781 0078

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中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

52/F Bank of China Tower, 1 Garden Road, Hong Kong
Website: www.bochk.com

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